SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 8, 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The company is filing this Form 6-K to add note 24 (Consolidating financial information) to its results for the six months ended 30 June 2010, which were previously filed with the Securities and Exchange Commission on a separate Form 6-K on 13 August 2010. Note 24 contains condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X for:

- RBSG plc on a stand-alone basis as guarantor ("RBSG Company")

- RBS plc on a stand-alone basis as Issuer ("RBS Company")

- Non-guarantor Subsidiaries of RBSG Company on a combined basis ("Subsidiaries")

- Consolidation adjustments; and

- RBSG plc consolidated amounts ("RBSG Group").

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; cancellation, change or withdrawal of, or failure to renew, governmental support schemes; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory change in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. Following the legal separation of ABN AMRO Bank NV on 1 April 2010, RBS no longer consolidates the interests in ABN AMRO of its consortium partners in its results. Consortium partners results for the first quarter of 2010 are classified as discontinued operations. Prior periods have been restated accordingly.

Non-GAAP financial information
IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described above. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures. In addition, RBS has further divided parts of the Core business into “Core Retail & Commercial” consisting of UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.

Comment

Stephen Hester, Group Chief Executive, commented:

“RBS second quarter results show that the Bank remains on track to meet the far-reaching goals of our five year restructuring plan which commenced last year. We are making good progress with disposals and overall business restructuring. Our customer base is solid and I believe that the future potential of RBS for all its constituencies becomes increasingly visible.

The rebuilding of RBS is a marathon and not a sprint. I am pleased with the steady momentum in our Core customer-facing businesses. However, our path to the sustainable profitability and other improvements we target will not be linear, given the scale of management action in our Core businesses, continuing risk reduction in Non-Core and the impact on both of a changeable economic and regulatory environment.

RBS’s valuable Core business franchises provide the bedrock of our Plan. Our central focus is on retaining and enhancing our service to and support of our customers. Pleasingly, in most areas the key indicators of customer numbers and satisfaction ratings are showing progress. There is, of course, plenty left to do.

RBS’s Retail and Commercial businesses make up nearly 70% of our underlying Core banking revenues. They continue to recover and respond to our restructuring efforts. This is welcome and key for our future growth. Progress will naturally be sensitive to interest rates and credit conditions normalising over time.

Global Banking & Markets had a more difficult quarter, reflecting negative capital markets sentiment, increased volatility and a resulting reduction in client activity. These conditions have not yet abated. Earnings volatility in this business line is a fact of life and on an underlying basis the business has been resilient, making an important contribution to RBS and our customers.

The task of restructuring and improving RBS’s risk profile continues to go well. This is illustrated by strong stress test results in the recent EU-wide exercise, as well as the first upwards steps in underlying credit rating agency assessments. A central tenet of our five year plan is to make the Bank safer for all its stakeholders. We continue to meet or exceed our targets for reducing Non-Core assets, strengthening liquidity and funding profile.

So overall, RBS is on track for the ambitious goals set out in our Plan. Our strategy is reaffirmed and implementation to date gives encouragement. The economic and regulatory environment has the potential to delay or inhibit progress. However, we remain focused on what we can control: serving our customers better across our businesses and building mutually rewarding long term relationships with each of them. This is the ultimate source of our value and will drive the improvements in financial performance we aspire to.”

Condensed consolidated income statement
for the half year ended 30 June 2010 (unaudited)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Interest receivable	5,888	5,692	7,191	11,580	14,641
Interest payable	(2,212)	(2,150)	(3,906)	(4,362)	(7,792)

Net interest income	3,676	3,542	3,285	7,218	6,849

Fees and commissions receivable	2,053	2,051	2,190	4,104	4,466
Fees and commissions payable	(579)	(572)	(660)	(1,151)	(1,351)
Income from trading activities	2,110	1,766	298	3,876	1,964
Gain on redemption of own debt	553	-	3,790	553	3,790
Other operating income (excluding insurance premium income)	346	447	(104)	793	646
Insurance net premium income	1,278	1,289	1,301	2,567	2,657

Non-interest income	5,761	4,981	6,815	10,742	12,172

Total income	9,437	8,523	10,100	17,960	19,021

Staff costs	(2,365)	(2,689)	(2,375)	(5,054)	(5,136)
Premises and equipment	(547)	(535)	(617)	(1,082)	(1,278)
Other administrative expenses	(1,022)	(1,011)	(1,043)	(2,033)	(2,203)
Depreciation and amortisation	(519)	(482)	(472)	(1,001)	(1,032)
Write-down of goodwill and other intangible assets	-	-	(311)	-	(311)

Operating expenses	(4,453)	(4,717)	(4,818)	(9,170)	(9,960)

Profit before other operating charges and impairment losses	4,984	3,806	5,282	8,790	9,061
Insurance net claims	(1,323)	(1,136)	(925)	(2,459)	(1,891)
Impairment losses	(2,487)	(2,675)	(4,663)	(5,162)	(7,521)

Operating profit/(loss) before tax	1,174	(5)	(306)	1,169	(351)
Tax (charge)/credit	(825)	(107)	666	(932)	456

Profit/(loss) from continuing operations	349	(112)	360	237	105

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	(1,019)	-	-	(1,019)	-
Other profits/(losses) from discontinued operations, net of tax	-	313	80	313	30

(Loss)/profit from discontinued operations, net of tax	(1,019)	313	80	(706)	30

(Loss)/profit for the period	(670)	201	440	(469)	135
Minority interests	946	(344)	(148)	602	(631)
Other owners’ dividends	(19)	(105)	(432)	(124)	(546)

Profit/(loss) attributable to ordinary and B shareholders	257	(248)	(140)	9	(1,042)

Highlights

Second quarter 2010 results summary

The Royal Bank of Scotland Group plc recorded an operating profit of £1,174 million in the second quarter of 2010, compared with a loss of £5 million the first quarter. Net profit attributable to shareholders was £257 million, compared with a loss of £248 million in the first quarter.

Operating performance
The Core bank (see page 25) achieved an operating profit of £2,193 million in the second quarter of 2010, down 3% from the first quarter.

Net interest margin, which had fallen to trough levels in 2009, improved during the period to 2.03%. This primarily reflects the roll-off of older business written at lower margins, with front book margins higher, but stabilising. Profit before other operating charges and impairment losses improved to £4,984 million compared with £3,806 million in the first quarter.

GBM showed relative resilience in significantly more difficult market conditions, as revenues, excluding a credit on fair value of own debt of £331 million (Q1 2010 - £32 million debit), totalled £1,947 million, down 31% from the first quarter. Expenses were 20% lower, with reduced performance-linked accruals in line with lower revenue, and profit before impairment losses, again excluding fair value of own debt, declined by 40%.

RBS Insurance experienced a further deterioration in the observed severity of bodily injury claims, which led to a significant increase in reserving in respect of business written in prior years. As a result, the motor business recorded further operating losses. Substantial repricing continues, in conjunction with steps to tighten underwriting criteria and reposition the business towards acceptable profitability and return levels. The home insurance book continued to make good progress and has now established itself as market leader within the UK.

Non-Core operating income reflects a number of volatile market factors. During the second quarter trading losses declined as widening credit spreads increased the value of the credit protection portfolio and gains were realised on the selective disposal of trading assets. Partially offsetting these positives, losses were incurred on real estate and equity finance positions held in the banking book. Net interest income declined in line with run-off in the division’s loan book.

Highlights (continued)

Second quarter 2010 results summary (continued)

Efficiency
Group operating costs declined by 6% to £4,453 million, with Core expenses down 7% and Non-Core down 10%. This was principally driven by a reduction in staff costs in line with lower revenue, but also reflected continued efficiency gains from Business Services, which provides technology, property and operational services to the Group’s customer-facing divisions. Within Business Services costs, which are allocated to the relevant divisions, totalled £1,204 million in the second quarter, down 1% from Q1 2010 and down 9% from Q2 2009. Property costs decreased by 16% from Q2 2009 principally as a result of efficiency programme savings, while technology and operations costs fell by 5%.

The Group cost:income ratio improved to 47% from 55% in Q1 2010 and 48% in Q2 2009. The Core cost:income ratio improved to 44% in the quarter compared with 47% in Q1 2010.

While the Group has already taken a number of difficult restructuring decisions that have affected its staff, further steps are planned in pursuit of establishing an efficient and competitive cost base. As with all such decisions to date, the focus will be on ensuring that the impact on staff is handled appropriately and that everything possible is done to minimise compulsory redundancies.

Impairments
Core impairments totalled £1,097 million, up £126 million from the previous quarter, primarily reflecting a small number of single name impairments in GBM and further deterioration in the Ulster Bank commercial property portfolio.

UK Retail impairments fell by 22% in the quarter, while UK Corporate and US Retail & Commercial impairments were stable as a percentage of loans and advances.

Non-Core impairments declined by 18% to £1,390 million, reflecting a significant single name reserve reversal and continued improvements in the corporate sector, partially offset by further impairments in relation to UK and Irish commercial property exposures.

Balance sheet management
The Group’s funded balance sheet, excluding derivatives of £523 billion, fell by £244 billion during the second quarter to £1,059 billion. Adjusting for the disposal of RFS Holdings minority interest, the Group’s funded balance sheet, excluding derivatives of £523 million, fell by £63 billion during the second quarter to £1,058 billion. This reflects a £44 billion reduction in the GBM balance sheet and a £20 billion fall in Non-Core, which has made good progress in its run-off plan, driven by the successful completion of a number of business disposals during the quarter. These were partially offset by modest growth in UK retail and corporate lending.

Highlights (continued)

Second quarter 2010 results summary (continued)

Balance sheet management (continued)
Despite volatile market conditions, the Group maintained a strong term funding programme, with over £5 billion of public and private unguaranteed issuance during the second quarter. As the Group shrinks its balance sheet, its overall wholesale funding requirement continues to decline, and a greater proportion of this requirement is being funded longer term. Debt instruments with more than one year to maturity increased to 57% of wholesale funding at 30 June 2010, compared with 47% a year earlier.

Liquidity reserves remained substantial at £137 billion, including a Group Treasury government portfolio of £25 billion. Cash balances held at central banks, which had increased in preparation for the demerger and legal separation of RBS NV and ABN AMRO in April, have now been reduced as planned to more normal levels.

Capital
The Group's Core Tier 1 ratio was 10.5% compared with 9.5% at 31 March 2010. Excluding RFS Holdings minority interest, the Group’s Core Tier 1 ratio was 10.5% at 30 June 2010, compared with 10.6% at 31 March 2010, reflecting higher risk-weighted assets. Partial offset was provided by the liability management exercise completed during the quarter, through which the Group repurchased certain Tier 1 securities and exchanged selected Upper Tier 2 securities for new senior debt securities, generating a profit for the Group and strengthening the Group’s Core Tier 1 capital base.

Highlights (continued)

Second quarter 2010 results summary (continued)

Customer franchises
A key element of the Group’s strategic progress involves strengthening and improving its Core businesses through a dedicated focus on serving customers well. RBS customer franchises have come through the turmoil of the last three years with resilience, demonstrating the solidity of their foundations. Good early progress is being made across the Group in further restoring and developing these franchises.

•
UK Retail expanded its customer base during the quarter, with 12.9 million current accounts in the NatWest and RBS brands – an increase of 267,000 from Q2 2009. The division continues to grow its market share in current accounts, making net gains in the switching market, as well as in savings accounts and mortgages. NatWest’s “helpful banking” message has achieved some success, with overall customer satisfaction rising over the last year. The recent launch of the Retail Customer Charter has also won customer support.

•
UK Corporate has maintained its market share among corporate and institutional customers and in the first half of 2010 provided banking services to more than 54,000 start-up businesses, up 6% from the same period of 2009. The SME Customer Charter, launched in 2009, provided customers with increased transparency on fees and extended the Group’s overdraft price promise for a further year.

•	GBM was recognised as the best debt house in the UK and Netherlands by Euromoney magazine, and ranked first in all sterling categories in the 2010 Total Derivatives deal rankings.

•	Global Transaction Services added 13,000 electronic banking customers over the last year, while winning awards for its trade finance and supply chain finance services.

•	Wealth has maintained its strong position among global wealth managers and has grown its UK customer base, with Coutts customer numbers up by 3,000 or 4% year on year.

•	Ulster Bank increased customer numbers by 49,000 or 3% over the last year, winning a particularly strong share of new personal and business current accounts.

•
In the US, Citizens launched a new brand platform built around the message “Good Banking is Good Citizenship.” The bank has focused on active, profitable customer relationships, resulting in good growth in multi-service checking accounts, with four out of ten checking account customers now active users of online banking and one in seven active users of the electronic bill payment service. Citizens has also substantially improved its mortgage market penetration.

•
RBS Insurance has now established itself as the largest home insurance provider in the UK. Direct Line, the division’s flagship brand, was rated best for customer service by Consumer Intelligence and has been voted most trusted insurance brand.

Highlights (continued)

Second quarter 2010 results summary (continued)

UK Lending
The Group grew net UK mortgage balances by £2.4 billion in Q2 2010, up 20% from Q1 2010 and with gross new lending of £4.9 billion. In the second quarter the Group helped more than 10,000 customers to move into their first home, 52% more than in the corresponding period of 2009.  With net lending of £3.2 billion in the four months March-June 2010, RBS remains on course to achieve its £8 billion mortgage lending target for the March 2010 to February 2011 period.

The mortgage market showed some signs of weakness in the quarter, with application volumes 21% lower than a year earlier, although acceptance rates remain high at circa 90%. Redemptions have increased, reflecting the roll-off of a large number of customers from fixed term mortgage deals, as well as greater competition in the market.

During Q2 2010, the Group extended £12.7 billion of gross new facilities to UK businesses.  This was 22% higher than the previous quarter and a 27% rise from Q2 2009.  While this represents an improved performance, overall activity levels remain somewhat subdued, with many businesses continuing to reduce their existing borrowings. Net repayments by businesses totalled £1.4 billion in the quarter. Additionally, businesses have access to £45 billion of undrawn facilities extended by RBS, and available for when credit demand increases.

Within the overall business lending total, gross new facilities of £7.0 billion were extended to SMEs during Q2 2010.  Although up 15% year-on-year, this represented a decline of 5% from Q1 2010.

RBS continued its strong national and regional advertising campaigns to promote the Group’s “Open for Business” message and launched a further range of innovative lending initiatives. Despite this, the volume of new credit applications was 7% lower in Q2 2010 than in the previous quarter and 8% lower than in Q2 2009. The Group continues to approve 17 out of every 20 credit applications. The average price of new loans to SMEs during the second quarter was 3.33%, 16 basis points lower than in Q2 2009.

In the mid and large corporate segments, £5.7 billion of gross new facilities were extended during Q2 2010.  This was noticeably higher than the £3.0 billion of facilities provided during the previous quarter and 46% higher than Q2 2009.  Much of the activity in the quarter was a result of corporates deciding to bring forward refinancings due to longer-term concerns over loan markets liquidity and funding costs.

Gross new facilities extended to businesses in the four months March-June 2010 totalled £17.1 billion, of which £9.9 billion was to SMEs, so at this early stage, the Group is on plan to achieve its £50 billion gross business lending target for the March 2010 to February 2011 period.

Highlights (continued)

Second quarter 2010 results summary (continued)

Disposals
Good progress has been made during the quarter, with momentum building on both the disposal programme mandated by the European Commission and disposals of Non-Core businesses, notably in Asia.

The disposal programme mandated by the European Commission has achieved concrete progress, including the announcement earlier this week of the sale of the Group's RBS England and Wales and NatWest Scotland branches to Santander UK plc. This sale remains subject to regulatory and other approvals and is expected to complete by the end of 2011. The sale of RBS Sempra Commodities' Metals, Oil and European Energy business lines to J.P. Morgan was completed in July.

During the second quarter, four transactions in Asia and the US were completed, resulting in a reduction of £2.4 billion in third party assets.  In June a further four small country exit transactions were signed, with completion expected in the second half, while the sale of the Indian retail and commercial banking operations was announced in July.

Taken together, these transactions will on completion reduce the Group’s balance sheet by more than £30 billion and reinforce its strong capital position. The positive results achieved on disposals further strengthen the Group’s strategic progress, as execution risk is reduced and the Group can intensify its focus on the Core business activities.

The Group has also agreed to restructure its bancassurance distribution agreement with Aviva, which will improve the future profitability of this business and ensure full control over the product set delivered to RBS customers.

Outlook
Gradual improvement in net interest margin is targeted in the second half, while markets-related revenues are likely to continue to reflect changes in economic confidence and seasonality.

Subject to the economic environment, underlying credit quality is expected to continue recent trends overall. Our pipeline on Non-Core disposals is strong, and we expect continued progress on asset run-down targets. The ultimate level of asset sales will impact associated gains/losses. Headline results will also reflect the impact of any market and accounting movements on fair value of own debt and APS related expense.

While cautious over the near-term economic backdrop, the Group remains confident of its ability to deliver against its 2009-13 Strategic Plan, and anticipates good medium-term prospects for the business.

Condensed consolidated balance sheet
at 30 June 2010 (unaudited)

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

Assets
Cash and balances at central banks	29,591	42,008	52,261
Net loans and advances to banks	54,489	56,528	56,656
Reverse repurchase agreements and stock borrowing	47,663	43,019	35,097
Loans and advances to banks	102,152	99,547	91,753
Net loans and advances to customers	539,375	553,905	687,353
Reverse repurchase agreements and stock borrowing	39,396	52,906	41,040
Loans and advances to customers	578,771	606,811	728,393
Debt securities	236,260	252,116	267,254
Equity shares	17,326	21,054	19,528
Settlement balances	20,718	24,369	12,033
Derivatives	522,871	462,272	441,454
Intangible assets	14,482	14,683	17,847
Property, plant and equipment	17,608	18,248	19,397
Deferred taxation	5,839	6,540	7,039
Prepayments, accrued income and other assets	14,095	14,534	20,985
Assets of disposal groups	22,340	203,530	18,542

Total assets	1,582,053	1,765,712	1,696,486

Liabilities
Bank deposits	96,710	98,294	104,138
Repurchase agreements and stock lending	44,165	48,083	38,006
Deposits by banks	140,875	146,377	142,144
Customer deposits	420,890	425,102	545,849
Repurchase agreements and stock lending	70,655	81,144	68,353
Customer accounts	491,545	506,246	614,202
Debt securities in issue	217,317	239,212	267,568
Settlement balances and short positions	62,724	70,632	50,876
Derivatives	508,966	444,223	424,141
Accruals, deferred income and other liabilities	24,867	28,466	30,327
Retirement benefit liabilities	2,611	2,682	2,963
Deferred taxation	2,195	2,295	2,811
Insurance liabilities	6,521	7,711	10,281
Subordinated liabilities	27,523	31,936	37,652
Liabilities of disposal groups	17,615	196,892	18,890

Total liabilities	1,502,759	1,676,672	1,601,855

Equity
Minority interests	2,492	10,364	16,895
Owners’ equity*
Called up share capital	15,029	15,031	14,630
Reserves	61,773	63,645	63,106

Total equity	79,294	89,040	94,631

Total liabilities and equity	1,582,053	1,765,712	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	72,058	70,830	69,890
Other equity owners	4,744	7,846	7,846

	76,802	78,676	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,582.1 billion at 30 June 2010 were down £114.4 billion, 7%, compared with 31 December 2009.

Cash and balances at central banks were down £22.7 billion, 43% to £29.6 billion principally due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £10.4 billion, 11%, to £102.2 billion. Adjusting for the disposal of the RFS minority interest the increase was £18.3 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £12.6 billion, 36% to £47.7 billion and bank placings rose £5.7 billion, 12%, to £54.5 billion, largely as a result of increased wholesale funding activity.

Loans and advances to customers decreased £149.6 billion, 21%, to £578.8 billion. Excluding the disposal of the RFS minority interest, lending to customers was down £17.0 billion, 3%. Reverse repurchase agreements were down £1.6 billion, 4% to £39.4 billion. Customer lending decreased by £15.3 billion to £539.3 billion or by £14.3 billion before impairment provisions. This reflected planned reductions in Non-Core of £21.8 billion together with declines in Global Banking & Markets, £2.6 billion, US Retail & Commercial, £1.4 billion and Ulster Bank, £1.2 billion. These were offset by growth in UK Corporate, £3.6 billion, Global Transaction Services, £3.0 billion, UK Retail, £2.7 billion and Wealth, £1.2 billion, together with the effect of exchange rate movements, £2.4 billion.

Settlement balances rose £8.7 billion, 72%, to £20.7 billion as a result of increased customer activity from seasonal year end lows.

Movements in the value of derivative assets, up £81.4 billion, 18%, to £522.9 billion, and liabilities, up £84.8 billion, 20%, to £509.0 billion, primarily reflect changes in interest rates, currency fluctuations, with the weakening of Sterling against the US dollar, offset in part by strengthening against the Euro and growth in trading volumes.

Assets of disposal groups have risen by £3.8 billion, 20% to £22.3 billion principally due to the inclusion of the Life Assurance business and Global Merchant Services, together with reduced assets in RBS Sempra Commodities. This is partly offset by completion of disposals of certain of the Group’s Asian and Latin American businesses.

Deposits by banks declined £1.3 billion, 1%, to £140.9 billion or £12.9 billion, 8% following the disposal of the RFS minority interest.  Reduced inter-bank deposits, down £19.0 billion, 16%, to £96.6 billion, were offset in part by increased repurchase agreements and stock lending (‘repos’), up £6.1 billion, 16%, to £44.2 billion.

Commentary on condensed consolidated balance sheet

Customer accounts decreased £122.7 billion, 20%, to £491.5 billion but were up £8.9 billion, 2% excluding the disposal of the RFS minority interest. Within this, repos increased £2.3 billion, 3%, to £70.7 billion. Excluding repos, customer deposits were up £6.6 billion, 2%, to £420.9 billion, reflecting growth in UK Corporate, £7.6 billion, Ulster Bank, £2.0 billion, Global Transaction Services, £1.0 billion (£1.8 billion before transfer of Global Merchant Services to disposal groups), UK Retail, £0.9 billion (£2.7 billion excluding the transfer of the Life Assurance business to disposal groups) and Wealth, £0.5 billion, together with exchange rate movements of £3.8 billion. This was partially offset by reductions in Non-Core, £5.5 billion, US Retail & Commercial, £2.8 billion and Global Banking & Markets, £1.5 billion.

Debt securities in issue were down £50.3 billion, 19% to £217.3 billion. Excluding the RFS minority interest disposal, they declined £29.0 billion, 12% with reductions in Global Banking & Markets partially offset by new issuances of £1.9 billion as part of the liability management exercise completed in May.

Subordinated liabilities reduced by £10.1 billion, 27% to £27.5 billion or £4.0 billion, 13% excluding the disposal of the RFS minority interest. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.6 billion non-cumulative US dollar preference shares, the redemption of £0.5 billion of other dated and undated loan capital and the effect of exchange rate movements and other adjustments of £0.3 billion.

Liabilities of disposal groups declined £1.3 billion, 7% to £17.6 billion. Disposals of certain of the Group’s Asian and Latin American businesses together with reduced liabilities in RBS Sempra Commodities, have more than offset the inclusion of the Life Assurance business, Global Merchant Services and some residual RFS minority interest liabilities.

Equity minority interests decreased by £14.4 billion reflecting the disposal of the RFS minority interest.

Owners' equity reduced by £0.9 billion, 1% to £76.8 billion. The partial redemption of preference shares and paid in equity, £3.1 billion, less related gains of £0.6 billion, together with an increase in own shares held of £0.7 billion were offset by the issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt, exchange rate movements of £1.2 billion and reduced losses in available for sale reserves, £0.3 billion.

Results summary

Key metrics	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010		30 June 2009

Performance ratios
Group
- Net interest margin				2.03%		1.78%
- Cost:income ratio	47%	55%	48%	51%		52%
Non-Core
- Net interest margin	1.22%	1.25%	0.45%	1.24%		0.54%
- Cost:income ratio	68%	70%	(78%)	69%		(50%)
Continuing operations:
Basic earnings/(loss) per ordinary and B share				0.6	p	(1.7p )

	30 June 2010	31 March 2010	Change		31 December 2009	Change

Capital and balance sheet
Total assets	£1,582bn	£1,766bn	(10%)		£1,696bn	(7%)
Funded balance sheet (1)	£1,059bn	£1,303bn	(19%)		£1,255bn	(16%)
Risk-weighted assets - gross	£600bn	£692bn	(13%)		£669bn	(10%)
Benefit of Asset Protection Scheme	(£123bn)	(£125bn)	(2%)		(£128bn)	(4%)
Risk-weighted assets	£477bn	£567bn	(16%)		£541bn	(12%)
Total equity	£79bn	£89bn	(11%)		£95bn	(17%)
Core Tier 1 ratio	10.5%	9.5%	100	bp	11.0%	(50	bp)
Tier 1 ratio	12.8%	12.5%	30	bp	14.1%	(130	bp)

Note:
(1)	Funded balance sheet is defined as total assets less derivatives.

Results summary

	Half year ended
	30 June 2010	30 June 2009
Net interest income	£m	£m

Net interest income	7,218	6,849

Net interest margin
- Group	2.03%	1.78%
- UK Retail	3.77%	3.57%
- Global Banking & Markets	1.06%	1.73%
- Non-Core	1.24%	0.54%

Selected average balances
Loans and advances to banks	47,508	49,666
Loans and advances to customers	522,651	601,933
Debt securities	139,751	119,756
Interest earning assets	709,910	771,355
Deposits by banks	90,189	141,778
Customer accounts	342,651	363,726
Subordinated liabilities	30,413	34,889
Interest bearing liabilities	604,288	669,908
Non-interest bearing deposits	46,937	42,086

Selected average yields (%)
Loans and advances to banks	1.14	1.94
Loans and advances to customers	3.62	3.97
Debt securities	2.66	3.69
Interest earning assets	3.26	3.80
Deposits by banks	1.59	2.50
Customer accounts	1.07	1.50
Subordinated liabilities	1.56	4.20
Interest bearing deposits	1.44	2.33
Non-interest bearing deposits as a percentage of interest earning assets	6.61	5.46

Key points
•	Group NIM recovered to 2.03%, up 25 basis points from the trough of 1.78% reached in the first half of 2009 with improved asset margins offsetting continued pressure on liability margins.

Results summary (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,474	1,479	1,530	2,953	3,115
Income from trading activities
- Asset Protection Scheme credit default swap – fair value changes	500	(500)	-	-	-
- Other	1,610	2,266	298	3,876	1,964
Gain on redemption of own debt	553	-	3,790	553	3,790
Other operating income
- Strategic disposals	(411)	53	212	(358)	453
- Other	757	394	(316)	1,151	193

Non-interest income (excluding insurance net premium income)*	4,483	3,692	5,514	8,175	9,515
Insurance net premium income	1,278	1,289	1,301	2,567	2,657

Total non-interest income	5,761	4,981	6,815	10,742	12,172

* Includes fair value of own debt impact:
Income/(loss) from trading activities	104	41	(159)	145	131
Other operating income	515	(210)	(801)	305	(60)

Fair value of own debt	619	(169)	(960)	450	71

Key points

Q2 2010 compared with Q1 2010
•
The Asset Protection Scheme is structured as a credit derivative, with movements in the fair value of the contract taken as a credit of £500 million in the second quarter, compared with £500 million charged in Q1 2010. This reflects widening credit spreads across the portfolio of covered assets.

•
Other income from trading activities decreased by £656 million to £1,610 million. Excluding movements in the fair value of own debt of £63 million, other income from trading activities declined by £719 million, with economic uncertainty leading to weak capital market conditions, thereby reducing GBM trading volumes from the strong first quarter. Non-Core trading results improved, however, as banking book hedges benefited from spread widening.

•	The Group’s credit spreads widened during the quarter, resulting in a gain of £619 million on the fair value of own debt, compared with a charge of £169 million in the first quarter.

•
A gain of £553 million was booked associated with the liability management exercise undertaken during the second quarter, through which the Group strengthened its Core Tier 1 capital base by repurchasing existing Tier 1 securities and exchanging selected existing Upper Tier 2 securities for new senior debt securities. Note that a further gain of £651 million was booked directly to equity in Q2 2010.

•
Losses booked on strategic disposals during the second quarter reflect the momentum in the Group’s restructuring programme, including a number of country exits, primarily in Latin America and Asia. In addition, the Group recognised a loss of £235 million in relation to the restructuring of its bancassurance distribution arrangements with Aviva.

•	Other operating income includes losses of £105 million booked on the disposal of a portfolio of lower-rated sovereign debt securities, including Portugal and Greece.

Results summary (continued)

Q2 2010 compared with Q2 2009
•	Non-Core trading results are inevitably volatile, with gains booked on single name credit default swaps, compared with losses booked on the same positions in Q2 2009.

•	UK Retail non-interest income fell, reflecting the reduction in overdraft administration charges following changes to the pricing structure introduced in Q4 2009.

•	The gain of £619 million on the fair value of own debt contrasts with a charge of £960 million in the second quarter of 2009, during which the Group’s credit spreads tightened sharply.

H1 2010 compared with H1 2009
•	Lower revenues in GBM were offset by a £3.7 billion increase in Non-Core trading income as conditions improved and risk continued to be reduced.

Results summary (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,365	2,689	2,375	5,054	5,136
Premises and equipment	547	535	617	1,082	1,278
Other	1,022	1,011	1,043	2,033	2,203

Administrative expenses	3,934	4,235	4,035	8,169	8,617
Depreciation and amortisation	519	482	472	1,001	1,032
Write-down of goodwill and other intangible assets	-	-	311	-	311

Operating expenses	4,453	4,717	4,818	9,170	9,960

General insurance	1,348	1,107	895	2,455	1,865
Bancassurance	(25)	29	30	4	26

Insurance net claims	1,323	1,136	925	2,459	1,891

Staff costs as a percentage of total income	25%	32%	24%	28%	27%

Key points

Q2 2010 compared with Q1 2010
•
Staff costs fell, driven by the reduction in GBM performance-related pay accruals in line with reduced revenue and a £74 million credit relating to changes to the US defined benefit pension plan. This was partially offset by the effects of the annual salary award.

•	Insurance net claims rose by 16%, reflecting higher reserves for bodily injury claims relating to prior years, partially offset by lower weather-related claims.

Q2 2010 compared with Q2 2009
•	Administrative expenses were broadly flat compared with a year ago.

•	Insurance claims increased by £398 million, largely as a result of the increased bodily injury reserving.

H1 2010 compared with H1 2009
•	Lower first half costs reflect more than £600 million of benefits from the Group’s cost reduction programme, partially offset by increased investment activity across the core businesses.

•	US deposit insurance levies were lower than in the first half of 2009, which included a one-off FDIC assessment.

Results summary (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Impairment losses	£m	£m	£m	£m	£m

Division
UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

	2,487	2,675	4,663	5,162	7,521

Asset category
Loan impairment losses	2,479	2,602	4,520	5,081	6,796
Securities impairment losses	8	73	143	81	725

	2,487	2,675	4,663	5,162	7,521

Loan impairment charge as % of gross loans and advances (excluding reverse repurchase agreements)	1.8%	1.8%	3.0%	1.8%	2.2%

Key points

Q2 2010 compared with Q1 2010
•
Core Retail & Commercial impairments, which compise UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial, were flat on Q1 2010, with improvements in UK Retail offset by increased impairments in Ulster Bank commercial property portfolios.  UK Corporate and US Retail & Commercial impairments were stable as a percentage of loans and advances. GBM had a small number of individual impairments in Q2 2010.

•	The improvement in Non-Core impairments was largely driven by a provision recovery of £270 million on a significant single name exposure.

Q2 2010 compared with Q2 2009
•	The reduction in impairments stemmed principally from Non-Core, where impairments have now fallen for four consecutive quarters.

H1 2010 compared with H1 2009
•
First half impairments were lower than in H1 2009 in every division except Ulster Bank. However, impairment levels remain sensitive to the economic environment and many of the Group’s customers still face challenging financial circumstances.

Results summary (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Credit and other market losses (1)	£m	£m	£m	£m	£m

Monoline exposures	139	-	26	139	1,671
CDPCs (2)	56	32	371	88	569
Asset-backed products	(97)	55	165	(42)	541
Other credit exotics	(47)	(11)	(1)	(58)	536
Equities	6	7	17	13	25
Banking book hedges	(147)	36	813	(111)	996
Other	183	140	(2)	323	(85)

Net credit and other market losses	93	259	1,389	352	4,253

Notes:
(1)	Included in ‘Income from trading activities’, significantly all in Non-Core.
(2)	Credit derivative product companies.

Key points

Q2 2010 compared with Q1 2010
●
Total net losses were significantly lower than in Q1 2010 reflecting the widening of corporate credit spreads (benefiting banking book hedges) while other asset prices continued to improve and sterling strengthened.

●	Losses on monoline exposures reflect widening credit spreads which more than offset reductions in exposures and gains on restructuring.

●	In Q2 2010, widening corporate credit spreads resulted in a higher exposure to CDPCs leading to an increase in CVA.

●	Gains on asset-backed products in Q2 2010 included gains on disposals as well as price improvements, compared with a more mixed outcome in Q1 2010.

●	The gain on other credit exotics principally reflects lower reserving as a result of risk reduction.

●	Gains on banking book hedges in Q2 2010 compared with losses in Q1 2010 resulted from the widening of corporate credit spreads and the continued roll off of capital relief trades.

Q2 2010 compared with Q2 2009
●	Losses decreased in Q2 2010 due to the continued reduction in underlying exposures.

H1 2010 compared with H1 2009
●	The losses on monolines decreased by £1.5 billion, due to management actions to reduce the monoline exposures as a result of improved underlying asset prices.

●
Similarly, CDPC losses declined by £0.5 billion as exposures have been reduced and losses on hedges incurred in 2009 subsided. Exposures to CDPCs have declined over the course of 2009 and the first half of 2010, accounting for the lower losses.

●	In H1 2009, losses were experienced on ABS due to price deterioration, principally in Q1 2009. However, in H1 2010 prices have improved and some net gains were realised.

●	Gains on banking book hedges in H1 2010 compared with losses in H1 2009 reflect the combination of unwinding during 2010 and movements in credit spreads, both direction and extent.

Results summary (continued)

Capital resources and ratios	30 June 2010	31 March 2010	31 December 2009

Core Tier 1 capital	£50bn	£54bn	£60bn
Tier 1 capital	£61bn	£71bn	£76bn
Total capital	£66bn	£82bn	£87bn
Risk-weighted assets – gross	£600bn	£692bn	£669bn
Benefit of Asset Protection Scheme	(£123bn)	(£125bn)	(£128bn)
Risk-weighted assets	£477bn	£567bn	£541bn
Core Tier 1 ratio	10.5%	9.5%	11.0%
Tier 1 ratio	12.8%	12.5%	14.1%
Total capital ratio	13.9%	14.5%	16.1%

Key points
•
The Core Tier 1 ratio increased by one percentage point during the second quarter. Excluding the impact of RFS Holdings minority interest of 110 basis points, the Core Tier 1 ratio declined by 10 basis points during the second quarter, largely driven by an increase in risk-weighted assets, partially offset by the benefits of the liability management exercise.

•
RWAs were down £90 billion to £477 billion. Excluding the impact of RFS Holdings minority interest of £103 billion, RWAs were up £13 billion to £474 billion due to a new market risk-related event risk charge and an increase in RBS NV as historic capital relief trades rolled off.

•
The transition of RBS NV to the Basel II approach was successfully completed during the quarter. This resulted in an increase in Non-Core and Group Centre RWAs which was largely offset by reductions across other divisions.

•	Capital relief from the Asset Protection Scheme declined by £1 billion to £123 billion, reflecting run-off and the withdrawal of certain assets from the Scheme.

•
The Tier 1 capital ratio increased by 30 basis points to 12.8% during the second quarter, Excluding the impact of RFS Holdings minority interest of 120 basis points, the Tier 1 capital ratio declined by 90 basis points to 12.8%, reflecting the increase in RWAs as well as the liability management exercise completed in the second quarter. The movement in the total capital ratio reflects the same drivers.

Results summary (continued)

Balance sheet	30 June 2010	31 March 2010	31 December 2009

Funded balance sheet	£1,059bn	£1,303bn	£1,255bn
Total assets	£1,582bn	£1,766bn	£1,696bn
Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	£539bn	£554bn	£687bn
Customer accounts (excluding repurchase agreements and stock lending)	£421bn	£425bn	£546bn

Key points
•
The funded balance sheet decreased by £244 million. Excluding RFS Holdings minority interest of £181 million, the funded balance sheet decreased by £63 billion during the second quarter, including £44 billion asset reduction in GBM and £20 billion in Non-Core, of which £8 billion was from disposals.

•	Compared with 30 June 2009, loans and advances have fallen by £29 billion in GBM and by £36 billion in Non-Core.

Further discussion of the Group’s funding and liquidity positions is included on pages 170 to 174.

Divisional performance

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	276	140	20	416	37
UK Corporate	390	318	85	708	406
Wealth	81	62	118	143	212
Global Banking & Markets	1,081	1,466	1,049	2,547	4,517
Global Transaction Services	279	233	265	512	496
Ulster Bank	(177)	(137)	(12)	(314)	(8)
US Retail & Commercial	129	40	(10)	169	(51)
RBS Insurance	(203)	(50)	141	(253)	217
Central items	337	200	(312)	537	177

Core	2,193	2,272	1,344	4,465	6,003
Non-Core	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

	869	713	(3,533)	1,582	(3,354)
Reconciling items
RFS Holdings minority interest	17	16	(54)	33	(55)
Amortisation of purchased intangible assets	(85)	(65)	(55)	(150)	(140)
Write-down of goodwill	-	-	(311)	-	(311)
Integration and restructuring costs	(254)	(168)	(355)	(422)	(734)
Gain on redemption of own debt	553	-	3,790	553	3,790
Strategic disposals	(411)	53	212	(358)	453
Bonus tax	(15)	(54)	-	(69)	-
Asset Protection Scheme credit default swap – fair value changes	500	(500)	-	-	-

Group operating profit/(loss)	1,174	(5)	(306)	1,169	(351)

Impairment losses by division
UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

Group impairment losses	2,487	2,675	4,663	5,162	7,521

Divisional performance (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	3.88	3.66	3.69	3.77	3.57
UK Corporate	2.50	2.38	2.17	2.44	2.03
Wealth	3.36	3.38	4.82	3.37	4.65
Global Banking & Markets	1.01	1.11	1.48	1.06	1.73
Global Transaction Services	6.47	7.97	9.23	7.11	8.74
Ulster Bank	1.92	1.77	2.03	1.84	1.95
US Retail & Commercial	2.78	2.69	2.32	2.73	2.32
Non-Core	1.22	1.25	0.45	1.24	0.54

Group				2.03	1.78

	30 June 2010	31 March 2010	31 December 2009
	£bn	£bn	£bn

Risk-weighted assets by division
UK Retail	49.1	49.8	51.3
UK Corporate	87.6	91.3	90.2
Wealth	12.0	11.7	11.2
Global Banking & Markets	141.3	141.8	123.7
Global Transaction Services	19.4	20.4	19.1
Ulster Bank	30.5	32.8	29.9
US Retail & Commercial	65.5	63.8	59.7
Other	16.9	9.6	9.4

Core	422.3	421.2	394.5
Non-Core	175.0	164.3	171.3

	597.3	585.5	565.8
Benefit of Asset Protection Scheme	(123.4)	(124.8)	(127.6)

	473.9	460.7	438.2
RFS Holdings minority interest	3.1	106.5	102.8
Total	477.0	567.2	541.0

UK Retail

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,001	933	868	1,934	1,665

Net fees and commissions	280	273	343	553	699
Other non-interest income	14	71	77	85	107

Non-interest income	294	344	420	638	806

Total income	1,295	1,277	1,288	2,572	2,471

Direct expenses
- staff	(203)	(198)	(214)	(401)	(428)
- other	(111)	(105)	(102)	(216)	(217)
Indirect expenses	(430)	(418)	(452)	(848)	(939)

	(744)	(721)	(768)	(1,465)	(1,584)

Insurance net claims	25	(29)	(30)	(4)	(26)
Impairment losses	(300)	(387)	(470)	(687)	(824)

Operating profit	276	140	20	416	37

Analysis of income by product
Personal advances	236	234	311	470	616
Personal deposits	277	277	354	554	751
Mortgages	478	422	273	900	480
Bancassurance and insurance net claims	33	88	99	121	147
Cards	239	229	212	468	416
Other	32	27	39	59	61

Total income	1,295	1,277	1,288	2,572	2,471

Analysis of impairment by sector
Mortgages	44	48	41	92	63
Personal	168	233	299	401	494
Cards	88	106	130	194	267

Total impairment	300	387	470	687	824

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.2%	0.2%	0.2%	0.2%	0.2%
Personal	5.3%	7.1%	8.3%	6.3%	6.9%
Cards	5.9%	7.1%	8.5%	6.5%	8.8%

	1.1%	1.5%	1.9%	1.3%	1.7%

UK Retail (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	18.8%	9.4%	1.2%	14.2%	1.1%
Net interest margin	3.88%	3.66%	3.69%	3.77%	3.57%
Cost:income ratio	57%	56%	60%	57%	64%
Adjusted cost:income ratio (2)	56%	58%	61%	57%	65%

	30 June 2010	31 March 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	86.9	84.8	2%		83.2	4%
- personal	12.8	13.2	(3%)		13.6	(6%)
- cards	6.0	6.0	-		6.2	(3%)
Customer deposits (excluding bancassurance)	90.0	89.4	1%		87.2	3%
Assets under management (excluding deposits)	5.4	5.3	2%		5.3	2%
Risk elements in lending	4.8	4.7	2%		4.6	4%
Loan:deposit ratio (excluding repos)	114%	113%	100	bp	115%	(100	bp)
Risk-weighted assets	49.1	49.8	(1%)		51.3	(4%)

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points

Q2 2010 compared with Q1 2010
•
Operating profit of £276 million in Q2 2010 was £136 million higher than in the previous quarter. Impairment losses fell £87 million to £300 million. Growth in income of 1% (£18 million) was offset by increased costs. Return on equity was 18.8%, compared with 9.4% in Q1 2010.

•
UK Retail continues to focus on the delivery of its strategic plan and is benefiting from investment in process improvements and automation. The division launched its customer charter during Q2 2010, which has been well received by customers and staff.

UK Retail (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)
•
UK Retail continued to achieve its growth targets for secured lending while building customer deposits.
o    Mortgage balances were up 2% on Q1 2010, with continued retention of existing customers and new business sourced predominantly from the existing customer base. Gross lending increased 41% on Q1 2010, which saw low levels of business activity, driven by seasonality and removal of stamp duty relief at the end of 2009. Market share of new mortgage lending was 12%, still well above the Group’s 7% share of stock. The Group considers mortgages to be a critical customer need and will continue to make lending available for both new and existing customers.
o    Unsecured lending fell 2% in the quarter, as repayments continued to exceed new borrowing, which remained subdued in line with trends in the economy.
o    Deposit growth continued albeit at a slower rate than previously with 1% growth in the quarter. This growth was despite a challenging market place, continued low interest rates and significant maturities of earlier fixed-term products.
o    The loan to deposit ratio at 30 June 2010 was 114%, 1 percentage point higher than Q1 2010 as a result of continued strong growth in mortgage balances.

•
Net interest income increased by 7%, with net interest margin increasing by 22 basis points.  Asset margins continued to widen across all products, while liability margins in Q2 2010 were slightly lower than in Q1 2010.  Savings margins remained stable, but swap rates on current account hedges declined.

•	Non-interest income decreased by 15%, with transaction-based fee income remaining stable as growth in the current economic climate remained challenging.

•
Costs increased by 3% in the quarter reflecting marketing expenses associated with the launch of the customer charter as well as the impact of annual pay awards. Adjusted for insurance claims, the cost:income ratio improved by 2 percentage points to 56%.

•
Impairment losses declined by 22% in Q2 2010. The impairment outlook is expected to remain steady and may improve slightly, subject to economic conditions remaining stable.
o    Mortgage impairment losses decreased 8% in the quarter due to a reduction in customer default volumes, with performance continuing to benefit from the low interest rate environment.
o    The unsecured portfolio impairment charge fell 24% to £256 million, on a book of £19 billion, due to lower default volumes together with improved collections performance.

•
Risk-weighted assets fell marginally in the quarter as the impacts of mortgage volume growth and a retiring cards securitisation were more than offset by lower unsecured balances.    Portfolio credit metrics remain stable.

UK Retail (continued)

Key points (continued)

Q2 2010 compared with Q2 2009
•
Operating profit increased significantly, with income up 1% and costs down 3%, while impairments were 36% lower than in the previous year, primarily reflecting lower volumes of arrears on the unsecured portfolio.

•
Net interest income was 15% higher than Q2 2009, with widening asset margins across all products. Liability margins came under pressure during 2009, with savings margin sacrificed to support balance growth.

•	Non interest income decreased 30% versus prior year primarily as a result of changes to the structure of overdraft charges which took effect from Q4 2009.

•
Deposit balances were up 8% on Q2 2009.  Savings balances grew by 9%, significantly outperforming the market, which remains intensely competitive. Personal current account balances were up 5%, with 2% growth in accounts.

•	Mortgage balances at 30 June 2010 were up 13%. UK Retail continues to take proactive steps to support and retain existing customers.

•	Costs were 3% lower than in Q2 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The adjusted cost:income ratio fell from 61% to 56%.

•	Impairment losses dropped by 36% compared with Q2 2009, primarily reflecting lower arrears volumes on the unsecured portfolio and stabilisation of recovery expectations.

H1 2010 compared with H1 2009
•
Net interest income was 16% higher, with net interest margin increasing 20 basis points.  Widening asset margins across all products and an increasing number of mortgage customers choosing to remain on standard variable rate were the key drivers. Liability margins, however, fell as a result of lower interest rates, a competitive market place and our focus on saving balance growth.

•
Total customer lending grew 9% from H1 2009 with mortgage balances increasing 13%, whilst unsecured balances reduced 8%. Deposit balances grew 8% with savings deposits up 9% and current account balances up 5% on H1 2009.

•	Costs decreased by 8%, as process re-engineering helped to deliver lower staff costs and operational efficiencies.

•	Impairment losses fell 17% in H1 2010 as improved economic conditions favourably impacted unsecured impairments, which declined by £166 million whilst secured impairments grew by £29 million.

UK Corporate

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	647	610	560	1,257	1,059

Net fees and commissions	233	224	219	457	413
Other non-interest income	107	105	109	212	226

Non-interest income	340	329	328	669	639

Total income	987	939	888	1,926	1,698

Direct expenses
- staff	(189)	(205)	(182)	(394)	(367)
- other	(78)	(100)	(46)	(178)	(120)
Indirect expenses	(132)	(130)	(125)	(262)	(255)

	(399)	(435)	(353)	(834)	(742)

Impairment losses	(198)	(186)	(450)	(384)	(550)

Operating profit	390	318	85	708	406

Analysis of income by business
Corporate and commercial lending	660	630	520	1,290	996
Asset and invoice finance	154	134	123	288	232
Corporate deposits	185	176	264	361	554
Other	(12)	(1)	(19)	(13)	(84)

Total income	987	939	888	1,926	1,698

Analysis of impairment by sector
Banks and financial institutions	(9)	2	3	(7)	5
Hotels and restaurants	12	16	36	28	51
Housebuilding and construction	8	14	55	22	61
Manufacturing	2	6	17	8	21
Other	83	37	88	120	107
Private sector education, health, social work, recreational and community services	-	8	32	8	40
Property	61	66	149	127	160
Wholesale and retail trade, repairs	28	18	23	46	37
Asset and invoice finance	13	19	47	32	68

Total impairment	198	186	450	384	550

UK Corporate (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010*	30 June 2009*	30 June 2010*	30 June 2009*

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	(0.6%)	0.1%	0.3%	(0.2%)	0.2%
Hotels and restaurants	0.7%	1.0%	2.2%	0.8%	1.6%
Housebuilding and construction	0.7%	1.3%	4.8%	1.0%	2.7%
Manufacturing	0.1%	0.4%	1.2%	0.3%	0.7%
Other	1.0%	0.5%	1.1%	0.7%	0.7%
Private sector education, health, social work, recreational and community services	-	0.4%	2.0%	0.2%	1.3%
Property	0.8%	0.8%	1.8%	0.8%	0.9%
Wholesale and retail trade, repairs	1.1%	0.7%	0.9%	0.9%	0.7%
Asset and invoice finance	0.6%	0.8%	2.2%	0.7%	1.6%

	0.7%	0.7%	1.6%	0.7%	1.0%

Key metrics
	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	15.0%	11.6%	3.2%	13.6%	7.6%
Net interest margin	2.50%	2.38%	2.17%	2.44%	2.03%
Cost:income ratio	40%	46%	40%	43%	44%

	30 June 2010	31 March 2010*			31 December 2009*
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Total third party assets	118.4	117.4	1%		114.9	3%
Loans and advances to customers (gross)
- banks and financial institutions	6.5	6.5	-		6.3	3%
- hotels and restaurants	7.0	6.6	6%		6.7	4%
- housebuilding and construction	4.6	4.3	7%		4.3	7%
- manufacturing	5.5	5.9	(7%)		5.9	(7%)
- other	32.6	31.1	5%		29.9	9%
- private sector education, health, social work, recreational and community services	9.1	8.5	7%		6.5	40%
- property	30.3	32.0	(5%)		33.0	(8%)
- wholesale and retail trade, repairs	10.4	10.4	-		10.2	2%
- asset and invoice finance	9.2	9.0	2%		8.8	5%
Customer deposits	95.4	91.4	4%		87.8	9%
Risk elements in lending	2.9	2.5	16%		2.3	26%
Loan:deposit ratio (excluding repos)	119%	124%	(500	bp)	126%	(700	bp)
Risk-weighted assets	87.6	91.3	(4%)		90.2	(3%)

* Revised to reflect improvement in data quality to more accurately reflect Standard Industrial Classification.

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q2 2010 compared with Q1 2010
•	Operating profit increased by 23% to £390 million, driven by good income growth and reduced costs.

•
Net interest income increased by 6%. Loans and advances to customers were broadly in line with previous quarter, despite robust levels of gross new lending; margins continue to recover from the low levels reached in 2008 and 2009. Customer deposits grew by £4 billion, with deposit-gathering initiatives continuing through the quarter. Deposit margins remained tight.  Net interest margin increased by 12 basis points.

•	Non-interest income increased 3%, driven by GBM cross sales and money transmission fees.

•	Staff costs were £16 million lower due to phasing of staff compensation. Excluding the £29 million Office of Fair Trading (OFT) penalty taken in Q1 2010, total expenses were 2% lower.

•	Impairments were broadly in line with the previous three quarters and continue to reflect the delicate financial condition of many clients, especially in the property and SME sectors.

•	Although nominal assets increased by 1%, risk-weighted assets decreased by 4%, primarily reflecting improvements in risk metrics.

Q2 2010 compared with Q2 2009
•	Operating profits increased by £305 million, reflecting income growth and significantly lower impairments.

•	Net interest income increased by 16%, driven by the recovery in lending margins. Non-interest income increased by 4%, from small increases across most fee and product lines.

•
Staff expenses increased by £7 million, with changes to the phasing of staff costs partially offset by reduced redundancy costs. Other expenses increased £32 million, partly as a result of a £19 million legal recovery in Q2 2009. Adjusting for this, total expenses were up 7%.

•	Impairments decreased by £252 million compared with Q2 2009, which included a higher charge taken to reflect potential losses in the portfolio not yet specifically identified.

H1 2010 compared with H1 2009
•	Operating profit increased by £302 million or 74% compared with H1 2009, driven by strong income performance (up 13%) and significantly lower impairments.

•
Net interest income increased by £198 million, 19%, and net interest margin recovered, rising by 41 basis points, reflecting repricing of the loan portfolio and a better funding cost environment than in the prior year, offset by adverse deposit floor impacts. Deposit-gathering initiatives delivered balance growth of 11% and the loan:deposit ratio improved to 119%, compared with 130% at H1 2009.

•	Non-interest income increased by 5%, reflecting good refinancing activity levels.

•	Total expenses increased £92 million, 12%, or 2% after excluding the OFT penalty and legal recovery and normalising for phasing of staff compensation and 2009 redundancy costs.

•	Impairments were £166 million lower, primarily a result of higher charges taken in H1 2009 to reflect potential losses in the portfolio not yet specifically identified.

Wealth

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	150	143	176	293	334

Net fees and commissions	97	95	90	192	180
Other non-interest income	19	17	21	36	42

Non-interest income	116	112	111	228	222

Total income	266	255	287	521	556

Direct expenses
- staff	(92)	(99)	(78)	(191)	(168)
- other	(34)	(30)	(34)	(64)	(67)
Indirect expenses	(52)	(60)	(41)	(112)	(87)

	(178)	(189)	(153)	(367)	(322)

Impairment losses	(7)	(4)	(16)	(11)	(22)

Operating profit	81	62	118	143	212

Analysis of income
Private Banking	216	204	242	420	461
Investments	50	51	45	101	95

Total income	266	255	287	521	556

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Net interest margin	3.36%	3.38%	4.82%	3.37%	4.65%
Cost:income ratio	67%	74%	53%	70%	58%

	30 June 2010	31 March 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	6.9	6.8	1%		6.5	6%
- personal	6.4	6.2	3%		4.9	31%
- other	1.6	1.5	7%		2.3	(30%)
Customer deposits	36.2	36.4	(1%)		35.7	1%
Assets under management (excluding deposits)	30.2	31.7	(5%)		30.7	(2%)
Risk elements in lending	0.2	0.2	-		0.2	-
Loan:deposit ratio (excluding repos)	41%	40%	100	bp	38%	300	bp
Risk-weighted assets	12.0	11.7	3%		11.2	7%

Wealth (continued)

Key points

Q2 2010 compared with Q1 2010
•	Operating profit rose 31% to £81 million, mostly reflecting increased net interest income and a reduction in expenses.

•
Competition in the deposit market remains intense. Deposits showed a slight decline from Q1 2010, with continued growth in the UK offset by reductions in the international businesses. At constant exchange rates deposits were flat.

•	Loans and advances grew in response to client demand, increasing 3% over the prior quarter with margins continuing to improve.

•
Assets under management were affected by adverse market conditions, with balances declining 5%. Assets under management outflows continued in the international businesses, where competition for private bankers has resulted in client attrition.

•
Total expenses decreased 6% on the previous quarter reflecting the phasing of compensation accruals. On an underlying basis, total expenses were flat with a reduction in indirect expenses offsetting the impact of the annual pay round and increased investment in staff.

Q2 2010 compared with Q2 2009
•
Operating profit decreased by 31% reflecting significant margin pressure, particularly on the deposit book. Net interest income fell 15%, with a marked reduction in net interest margin partly offset by growth in client deposit and loan balances.

•
Client deposits grew 3% with increases most evident in the UK as new products attracted funds.  Deposit outflows occurred in the international businesses where competition for private bankers has resulted in client attrition.

•	Lending margins widened by 22 basis points and loans and advances grew by 20%, reflecting the strong client demand evident during 2009 and 2010.

•	Total expenses rose 16% reflecting changes to compensation structures and to indirect expense allocations.

H1 2010 compared with H1 2009
•	Trends in the first half were consistent with those exhibited in the second quarter.

•	The economic backdrop and highly competitive deposit market have left the division tracking behind its deposit growth targets. As a consequence the loan:deposit ratio has deteriorated to 41%.

Global Banking & Markets

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	329	382	704	711	1,523
Funding costs of rental assets	(9)	(9)	(12)	(18)	(27)
Net interest income	320	373	692	693	1,496

Net fees and commissions receivable	262	286	359	548	598
Income from trading activities	1,618	2,054	1,185	3,672	5,324
Other operating income	78	79	(133)	157	(223)

Non-interest income	1,958	2,419	1,411	4,377	5,699

Total income	2,278	2,792	2,103	5,070	7,195

Direct expenses
- staff	(634)	(891)	(680)	(1,525)	(1,568)
- other	(237)	(229)	(204)	(466)	(478)
Indirect expenses	(162)	(174)	(201)	(336)	(394)

	(1,033)	(1,294)	(1,085)	(2,327)	(2,440)

Impairment losses	(164)	(32)	31	(196)	(238)

Operating profit	1,081	1,466	1,049	2,547	4,517

Analysis of income by product
Rates - money markets	4	88	466	92	1,319
Rates - flow	471	699	536	1,170	1,833
Currencies & Commodities	179	295	416	474	955
Equities	238	314	364	552	735
Credit markets	474	959	690	1,433	1,548
Portfolio management and origination	581	469	113	1,050	640
Fair value of own debt	331	(32)	(482)	299	165

Total income	2,278	2,792	2,103	5,070	7,195

Analysis of impairment by sector
Manufacturing and infrastructure	(12)	(7)	23	(19)	39
Property and construction	56	8	4	64	50
Banks and financial institutions	110	16	39	126	43
Other	10	15	(97)	25	106

Total impairment	164	32	(31)	196	238

Loan impairment charge as % of gross customer loans and advances(excluding reverse repurchase agreements)	0.7%	0.1%	(0.1%)	0.4%	0.4%

Global Banking & Markets (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	20.1%	28.4%	24.8%	23.7%	53.3%
Net interest margin	1.01%	1.11%	1.48%	1.06%	1.73%
Cost:income ratio	45%	46%	52%	46%	34%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances (including banks)	128.9	133.5	(3%)	127.8	1%
Reverse repos	85.6	93.1	(8%)	73.3	17%
Securities	109.8	116.6	(6%)	106.0	4%
Cash and eligible bills	41.2	61.9	(33%)	74.0	(44%)
Other	34.5	38.6	(11%)	31.1	11%

Total third party assets (excluding derivatives mark to market)	400.0	443.7	(10%)	412.2	(3%)
Net derivative assets (after netting)	52.1	66.9	(22%)	68.0	(23%)
Customer deposits (excluding repos)	45.6	47.0	(3%)	46.9	(3%)
Risk elements in lending	1.8	1.2	50%	1.8	-
Loan:deposit ratio (excluding repos)	195%	195%	-	194%	100	bp
Risk-weighted assets	141.3	141.8	-	123.7	14%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010
•
Excluding the movement in fair value of own debt, revenue fell 31% from the strong first quarter, which included excellent performances in credit markets and rates-flow. All fixed income and currency products saw a reduction in revenue during Q2 2010, reflecting a drop in market liquidity as customer flows declined on increased risk aversion. Equities revenue also fell, with lower global equity capital markets volumes and subdued investor confidence.

•
Operating profit fell 26% in the quarter, in line with lower revenues. While headline return on equity (RoE) was 20%, adjusting for the fair value of own debt RoE was 14%, still broadly in line with the 2011 strategic plan target of c.15%, in spite of the tough market conditions.

Global Banking & Markets (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)
•
Total costs fell by 20% as a result of lower incentive compensation accruals, with non-staff costs held flat. Excluding the impact of fair value own debt, the compensation ratio was 33%, while the cost:income ratio of 53% remains below 55%, the 2013 strategic plan target.

•	Higher impairments reflect a small number of individual provisions.

•
Balance sheet management remained tight in Q2 2010, with reverse repos and securities lower than in the prior quarter. Holdings of cash and Treasury bills were reduced at the divisional level, offset by greater holdings of term liquidity instruments at the Group level.

•	Risk-weighted assets remained flat over the period, reflecting tight management of underlying risks and regulatory charges.

Q2 2010 compared with Q2 2009
•	Operating profit increased by 3% benefitting from an £813 million swing in the fair value of own debt. Excluding this, operating profit fell 51% due to lower revenue and higher impairment losses.

•
Excluding the movement in fair value of own debt, revenue fell 25%.  Money markets revenue fell sharply from the levels achieved during the exceptional market conditions experienced during the first half of 2009.  Credit markets revenue also fell as the trading environment deteriorated in response to uncertainty in the eurozone, although the largely US-based mortgage trading business continued to perform well and has maintained its revenue over the period.

•	Portfolio management revenue was boosted by a swing in market derivative values and by lower costs associated with credit risk and balance sheet management trades.

•
The widening of the Group credit spreads contrasted with a narrowing in Q2 2009, generating a £331 million credit from the movement in the fair value of own debt compared with a £482 million debit in Q2 2009.

H1 2010 compared with H1 2009
•
Operating profit fell 44%.  Although Q1 2010 was a strong quarter, Q2 2010 saw weakening investor confidence and subdued deal volumes.  This was in contrast to H1 2009 when markets rebounded and revenues were enhanced by wide spreads and volatility.

•
Money markets revenue fell sharply as rapidly falling short term interest rates generated exceptional revenue opportunities last year.  Rates-flow and Currencies & Commodities also fell meaningfully compared with H1 2009 as the exceptional volatility and wide bid-offer spreads were not repeated in 2010.  Credit markets declined a more modest 7% as the mortgage trading business enjoyed both a buoyant market and strong customer demand in H1 2010.

•
Growth in portfolio management revenues reflects lower costs incurred on credit risk / balance sheet management trades.  The underlying origination and lending business remained flat.  A strong finish to Q1 2010 gave way to a subdued Q2 2010 as investor confidence waned following uncertainty in the eurozone.

Global Transaction Services

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	237	217	225	454	445
Non-interest income	411	390	398	801	783

Total income	648	607	623	1,255	1,228

Direct expenses
- staff	(102)	(104)	(87)	(206)	(182)
- other	(37)	(33)	(38)	(70)	(73)
Indirect expenses	(227)	(237)	(229)	(464)	(464)

	(366)	(374)	(354)	(740)	(719)

Impairment losses	(3)	-	(4)	(3)	(13)

Operating profit	279	233	265	512	496

Analysis of income by product
Domestic cash management	201	194	204	395	406
International cash management	193	185	179	378	348
Trade finance	76	71	77	147	152
Merchant acquiring	133	115	126	248	250
Commercial cards	45	42	37	87	72

Total income	648	607	623	1,255	1,228

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Net interest margin	6.47%	7.97%	9.23%	7.11%	8.74%
Cost:income ratio	56%	62%	57%	59%	59%

	30 June 2010	31 March 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Total third party assets	25.7	25.6	-		18.4	40%
Loans and advances	15.6	14.3	9%		12.7	23%
Customer deposits	62.7	64.6	(3%)		61.8	1%
Risk elements in lending	0.2	0.2	-		0.2	-
Loan:deposit ratio (excluding repos)	25%	22%	300	bp	21%	400	bp
Risk-weighted assets	19.4	20.4	(5%)		19.1	2%

Global Transaction Services (continued)

Key points

Q2 2010 compared with Q1 2010
•	Operating profit increased 20%, or 18% at constant foreign exchange rates, driven by increased deposit income and lower expenses.

•	Income increased by 7%, or 6% at constant foreign exchange rates, reflecting higher domestic and international average deposit balances and improving merchant acquiring volumes.

•	Expenses fell by 2% and were 1% lower at constant foreign exchange rates. Direct costs were broadly flat, with lower staff compensation offset by increased investment.

•
Customer deposits at 30 June were 3% lower than at 31 March, principally as a result of adverse currency movements (down 1% at constant exchange rates). Average balances for the quarter increased by 4%.

•	Risk-weighted assets decreased by £1.0 billion as a result of RBS NV moving to advanced status under Basel II.

Q2 2010 compared with Q2 2009
•	Operating profit increased 5%, driven by higher income from deposits (average balances were 27% higher), partially offset by expense growth.

•	Income was up 4%, reflecting improved deposit volumes, higher transactional foreign exchange income and increased commercial cards activity.

•	Expenses increased by 3%, with higher staff compensation partially offset by lower indirect costs.

H1 2010 compared with H1 2009
•	Operating profit increased by 3%, or 5% at constant foreign exchange rates with higher income and lower impairments partially offset by increased expenses.

•	Income increased by 2%, or 3% at constant foreign exchange rates, with higher deposit volumes, improved transactional foreign exchange income and strong growth in commercial cards.

•	Expenses increased by 3%, as a result of changes to the phasing of staff compensation.

•	Customer spot deposit balances at £62.7 billion were up 16% (average balances up 19%) with growth in both the UK and international cash management (ICM) businesses.

•
Third party assets increased by £6.3 billion, of which £3.8 billion was due to the bringing of yen clearing activities in-house.  Loans and advances to customers increased by 16%, reflecting higher trade finance volumes.

•	Risk-weighted assets increased £2.7 billion across the trade and ICM businesses partially offset by some benefits from the completion of the Basel II advanced implementation.

Ulster Bank

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	194	188	208	382	410

Net fees and commissions	43	35	39	78	85
Other non-interest income	10	18	12	28	23

Non-interest income	53	53	51	106	108

Total income	247	241	259	488	518

Direct expenses
- staff	(60)	(66)	(81)	(126)	(170)
- other	(17)	(18)	(25)	(35)	(47)
Indirect expenses	(66)	(76)	(75)	(142)	(152)

	(143)	(160)	(181)	(303)	(369)

Impairment losses	(281)	(218)	(90)	(499)	(157)

Operating loss	(177)	(137)	(12)	(314)	(8)

Analysis of income by business
Corporate	134	145	138	279	300
Retail	105	112	101	217	194
Other	8	(16)	20	(8)	24

Total income	247	241	259	488	518

Analysis of impairment by sector
Mortgages	33	33	10	66	24
Corporate
- property	117	82	63	199	75
- other corporate	118	91	3	209	31
Other lending	13	12	14	25	27

Total impairment	281	218	90	499	157

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.9%	0.8%	0.2%	0.9%	0.3%
Corporate
- property	4.9%	3.3%	2.7%	4.2%	1.6%
- other corporate	4.8%	3.5%	0.1%	4.2%	0.5%
Other lending	2.7%	2.0%	3.5%	2.6%	3.4%

	3.1%	2.3%	0.9%	2.8%	0.8%

Ulster Bank (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Return on equity (1)	(21.7%)	(16.0%)	(1.8%)	(19.2%)	(0.6%)
Net interest margin	1.92%	1.77%	2.03%	1.84%	1.95%
Cost:income ratio	58%	66%	70%	62%	71%

	30 June 2010	31 March 2010			31 December 2009
	£bn	£bn	Change		£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	14.9	16.1	(7%)		16.2	(8%)
- corporate
- property	9.5	9.9	(4%)		10.1	(6%)
- other corporate	9.9	10.4	(5%)		11.0	(10%)
- other lending	1.9	2.4	(21%)		2.4	(21%)
Customer deposits	22.7	23.7	(4%)		21.9	4%
Risk elements in lending
- mortgages	0.7	0.7	-		0.6	17%
- corporate
- property	1.3	1.0	30%		0.7	86%
- other corporate	1.3	1.1	18%		0.8	63%
- other lending	0.2	0.2	-		0.2	-
Loan:deposit ratio (excluding repos)	154%	159%	(500	bp)	177%	(2,300	bp)
Risk-weighted assets	30.5	32.8	(7%)		29.9	2%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010
•
Operating loss totalled £177 million for the quarter, a deterioration of £40 million from the previous quarter, driven by higher impairment losses. Operating profit before impairment losses increased by 38% on a constant currency basis, with favourable movements on both income and expenses.

•
Net interest income increased by 6% in constant currency terms largely driven by higher income on capital. Although the deposit market remained competitive, placing continued pressure on liability spreads, loan margins continued on an upward trend, benefiting from the impact of ongoing pricing actions. As a result, net interest margin increased by 15 basis points to 192 basis points.

•
Loans to customers remain broadly unchanged in the quarter in constant currency terms. Customer deposit balances increased by 2% on the same basis, reflecting an ongoing focus on growing the core customer deposit base.

Ulster Bank (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)
•	Total expenses decreased by 10% on a constant currency basis reflecting strong cost discipline across both direct and indirect cost bases.

•
Impairment losses increased by £63 million in the quarter. Economic conditions remain challenging with a continued downward pressure on asset values and a resultant impact on the credit quality of customers. The bank continues to support customers through a range of debt management initiatives.

Q2 2010 compared with Q2 2009
•	Net interest income reduced by 7% on a constant currency basis with continued pressure on deposit margins partly offset by positive loan pricing actions.

•
Loans to customers decreased by 4% in constant currency terms as levels of new business activity remain muted. Customer deposits increased by 23% at constant currency from Q2 2009 driven by a significant uplift in both retail and wholesale customer balances.

•
Non-interest income has remained broadly flat over the period reflecting subdued activity levels across most business lines. The bank continues to focus on developing new product lines and diversifying its income base.

•
Total expenses declined by 20% in constant currency terms, largely driven by the restructuring programme, which commenced in 2009. The rollout of the programme has resulted in a downward trend in direct expenses throughout 2009 and is a key driver in the reduction in the cost:income ratio from 70% to 58% over the period.

•	Impairment losses increased significantly over the period reflecting the deterioration in the Irish economic environment and the resultant impact on customer repayment capacity.

•	Risk-weighted assets increased by 20% on a constant currency basis reflecting the continued weak credit environment and consequent procyclical impact.

H1 2010 compared with H1 2009
•	An increase in impairment losses of £342 million from H1 2009 has resulted in a significant deterioration in financial performance and an operating loss of £314 million for the period.

•	Ulster Bank customer numbers increased by 3% over the period with strong flow trends particularly in retail current and deposit accounts.

US Retail & Commercial (£ Sterling)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	502	468	448	970	942

Net fees and commissions	203	177	209	380	407
Other non-interest income	72	75	45	147	97

Non-interest income	275	252	254	527	504

Total income	777	720	702	1,497	1,446

Direct expenses
- staff	(151)	(215)	(184)	(366)	(402)
- other	(163)	(134)	(188)	(297)	(331)
Indirect expenses	(190)	(188)	(194)	(378)	(395)

	(504)	(537)	(566)	(1,041)	(1,128)

Impairment losses	(144)	(143)	(146)	(287)	(369)

Operating profit/(loss)	129	40	(10)	169	(51)

Average exchange rate – US$/£	1.492	1.560	1.551	1.525	1.494

Analysis of income by product
Mortgages and home equity	124	115	130	239	272
Personal lending and cards	122	114	113	236	220
Retail deposits	248	226	202	474	433
Commercial lending	152	142	140	294	281
Commercial deposits	86	81	89	167	193
Other	45	42	28	87	47

Total income	777	720	702	1,497	1,446

Analysis of impairment by sector
Residential mortgages	22	19	12	41	35
Home equity	38	6	43	44	72
Corporate and commercial	76	49	61	125	169
Other consumer	7	56	30	63	93
Securities impairment losses	1	13	-	14	-

Total impairment	144	143	146	287	369

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.3%	1.1%	0.7%	1.2%	1.0%
Home equity	0.9%	0.1%	1.1%	0.5%	0.9%
Corporate and commercial	1.5%	1.0%	1.2%	1.2%	1.6%
Other consumer	0.3%	2.8%	1.4%	1.6%	2.2%

	1.1%	1.0%	1.1%	1.1%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Performance ratios
Return on equity (1)	6.4%	2.0%	(0.6%)	4.2%	(1.5%)
Net interest margin	2.78%	2.69%	2.32%	2.73%	2.32%
Cost:income ratio	65%	74%	81%	69%	78%

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	77.4	78.2	(1%)	74.8	3%
Loans and advances to customers (gross)
- residential mortgages	6.6	6.7	(1%)	6.5	2%
- home equity	16.3	16.2	1%	15.4	6%
- corporate and commercial	20.7	20.5	1%	19.5	6%
- other consumer	8.0	8.0	-	7.5	7%
Customer deposits (excluding repos)	62.3	62.5	-	60.1	4%
Risk elements in lending
- retail	0.4	0.4	-	0.4	-
- commercial	0.5	0.3	67%	0.2	150%
Loan:deposit ratio (excluding repos)	81%	81%	-	80%	100	bp
Risk-weighted assets	65.5	63.8	3%	59.7	10%

Spot exchange rate - US$/£	1.498	1.517		1.622

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points
•	Sterling continued to weaken over the course of the second quarter, with the average exchange rate declining by 4% compared with Q1 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 46 and 47.

US Retail & Commercial (US Dollar)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	748	730	696	1,478	1,407

Net fees and commissions	303	276	324	579	608
Other non-interest income	110	116	69	226	144

Non-interest income	413	392	393	805	752

Total income	1,161	1,122	1,089	2,283	2,159

Direct expenses
- staff	(223)	(335)	(287)	(558)	(600)
- other	(246)	(207)	(289)	(453)	(495)
Indirect expenses	(283)	(293)	(301)	(576)	(589)

	(752)	(835)	(877)	(1,587)	(1,684)

Impairment losses	(214)	(224)	(231)	(438)	(551)

Operating profit/(loss)	195	63	(19)	258	(76)

Analysis of income by product
Mortgages and home equity	185	180	203	365	407
Personal lending and cards	182	178	174	360	328
Retail deposits	372	351	315	723	647
Commercial lending	226	222	217	448	419
Commercial deposits	128	126	138	254	288
Other	68	65	42	133	70

Total income	1,161	1,122	1,089	2,283	2,159

Analysis of impairment by sector
Residential mortgages	33	30	19	63	52
Home equity	56	10	65	66	107
Corporate and commercial	113	77	99	190	253
Other consumer	10	87	48	97	139
Securities impairment losses	2	20	-	22	-

Total impairment	214	224	231	438	551

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.3%	1.2%	0.6%	1.3%	0.9%
Home equity	0.9%	0.2%	1.0%	0.5%	0.8%
Corporate and commercial	1.5%	1.0%	1.2%	1.2%	1.5%
Other consumer	0.3%	2.9%	1.4%	1.6%	2.0%

	1.1%	1.1%	1.1%	1.1%	1.3%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Performance ratios
Return on equity (1)	6.5%	2.1%	(0.7%)	4.3%	(1.3%)
Net interest margin	2.78%	2.69%	2.32%	2.73%	2.32%
Cost:income ratio	65%	74%	81%	69%	78%

	30 June 2010	31 March 2010		31 December 2009
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	115.9	118.6	(2%)	121.3	(4%)
Loans and advances to customers (gross)
- residential mortgages	9.9	10.1	(2%)	10.6	(7%)
- home equity	24.4	24.6	(1%)	25.0	(2%)
- corporate and commercial	30.9	31.1	(1%)	31.6	(2%)
- other consumer	12.0	12.1	(1%)	12.1	(1%)
Customer deposits (excluding repos)	93.3	94.8	(2%)	97.4	(4%)
Risk elements in lending
- retail	0.6	0.6	-	0.6	-
- commercial	0.7	0.5	40%	0.4	75%
Loan:deposit ratio (excluding repos)	81%	81%	-	80%	100	bp
Risk-weighted assets	98.1	96.8	1%	96.9	1%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q2 2010 compared with Q1 2010
•
US Retail & Commercial returned a profit for the second consecutive quarter, posting an operating profit of £129 million ($195 million) compared with £40 million ($63 million) in the prior quarter. Excluding a £74 million ($113 million) credit related to changes to the defined benefit pension plan, operating profit was up £15 million ($19 million), driven by growth in both net interest and non-interest income. However, economic conditions in the division’s core regions remain difficult, with lingering high unemployment, a soft housing market and subdued consumer activity.

•
Net interest income was up 2%, while loans and advances were down 1%, reflecting a lack of credit demand.  Net interest margin improved by 9 basis points to 2.78%, substantially driven by a continuing change in deposit mix, with continued migration from lower margin time deposits to more favourably priced demand deposit accounts.

•	Non-interest income was up 5% with an increase in deposit fees, debit card income and mortgage banking income more than offsetting a £7 million ($13 million) reduction in securities gains.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q2 2010 compared with Q1 2010 (continued)
•
Expenses were down 10%, including the pension credit associated with changes to the defined benefit pension plan. This more than offset movements in mortgage servicing rights and marketing and communications costs partly related to a new brand launch.

•	Impairment losses improved slightly as losses associated with other than temporary impairment related to securities were taken in Q1 2010. Loan impairments remained flat at 1.1% of loans and advances.

Q2 2010 compared with Q2 2009
•	Operating profit increased to £129 million ($195 million) from an operating loss of £10 million ($19 million).

•	Net interest income was up 7%, with net interest margin improving by 46 basis points, driven by changes to deposit pricing and mix offset by lower loan volume.

•
Non-interest income was up 5% reflecting higher gains on securities realisations and improved debit card income, but mortgage refinancing activity moderated in 2010, compared with the record levels reached in 2009.

•
Expenses were down 14% reflecting the benefit associated with the changes to the defined benefit pension plan and lower deposit insurance costs, including a one-off FDIC assessment in Q2 2009, which more than offset an impairment of mortgage servicing rights, changes in compensation accrual methodology, and higher medical costs.

•	Impairment losses declined 7%, following significant loan reserve building in 2009, and have stabilised at 1.1% of loans and advances.

•
Customer deposits were down 5% reflecting pricing strategies on low margin term and time products but strong growth was achieved in checking balances.  Over 31,000 consumer checking accounts and more than 13,500 small business checking accounts were added over the year. Consumer checking balances grew by 9% and small business balances by 9%.

H1 2010 compared with H1 2009
•
Operating profit increased to £169 million ($258 million) from an operating loss of £51 million ($76 million) with income up 6%, expenses down 6% and impairment losses down 21%.  The drivers are consistent with Q2 2010 compared with Q2 2009.

•	Loan impairments decreased as a proportion of loans and advances from 1.3% to 1.1%.

RBS Insurance

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,118	1,130	1,119	2,248	2,225
Reinsurers' share	(38)	(34)	(40)	(72)	(85)

Net premium income	1,080	1,096	1,079	2,176	2,140
Fees and commissions	(91)	(89)	(95)	(180)	(187)
Other income	116	92	104	208	212

Total income	1,105	1,099	1,088	2,204	2,165

Direct expenses
- staff	(66)	(63)	(69)	(129)	(139)
- other	(48)	(47)	(54)	(95)	(121)
Indirect expenses	(62)	(65)	(65)	(127)	(131)

	(176)	(175)	(188)	(351)	(391)

Net claims	(1,132)	(974)	(758)	(2,106)	(1,551)

Impairment losses	-	-	(1)	-	(6)

Operating (loss)/profit	(203)	(50)	141	(253)	217

Analysis of income by product
Own-brand
- motor	507	521	496	1,027	973
- household and life	219	224	210	442	415
Partnerships and broker
- motor	125	136	144	262	287
- household and life	79	81	80	161	163
Other (international, commercial and central)	175	137	158	312	327

Total income	1,105	1,099	1,088	2,204	2,165

RBS Insurance (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

In-force policies (thousands)
Motor own-brand	4,513	4,715	4,789	4,513	4,789
Own-brand non-motor (home, pet, rescue, HR24)	6,309	6,367	5,890	6,309	5,890
Partnerships & broker (motor, home, pet, rescue, HR24)	4,945	5,185	5,609	4,945	5,609
Other (international, commercial and central)	1,322	1,411	1,210	1,322	1,210

Total in-force policies	17,089	17,678	17,498	17,089	17,498

Gross written premium (£m)	1,092	1,090	1,147	2,182	2,270

Performance ratios
Return on equity (1)	(21.8%)	(5.4%)	17.7%	(13.6%)	13.6%
Cost:income ratio (2)	16%	16%	17%	16%	18%
Loss ratio (3)	106.3%	89.1%	69.1%	97.7%	71.7%
Combined operating ratio (4)	128.7%	111.9%	91.3%	120.2%	95.2%

Balance sheet
General insurance reserves – total (£m)	7,326	7,101	6,601	7,326	6,601

Notes:
(1)	Based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Cost:income ratio is based on total income, including investment income and total expenses.
(3)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(4)	Combined operating ratio is the expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points

Q2 2010 compared with Q1 2010
●
The performance of RBS Insurance was adversely impacted by a significant increase in bodily injury reserving, including adding £241 million to reserves relating to prior years.  This resulted in an underwriting and operating loss in the motor book. Actions are in progress to tighten underwriting criteria and to restore the profitability of the business.

●	RBS Insurance’s home insurance business has continued to make good progress and the division has now established itself as the largest home insurance provider within the UK.

●
As planned, total in-force policies have declined due to a reduction in motor policies following significant re-pricing as well as exiting less profitable partnership and broker business. This decline has been partly offset by growth in home and international policies. International policy numbers now exceed one million.

●	Total income was flat, as the increase in pricing was offset by the reduction in in-force policies, mainly resulting from the elimination of higher premium, higher risk motor business.

RBS Insurance (continued)

Key points

Q2 2010 compared with Q1 2010 (continued)
•
Net claims were significantly higher than Q1 2010 due to a further need for increased reserves in respect of bodily injury, driven by deterioration in the observed severity of bodily injury claims.  An overall adjustment of £320 million was posted in the quarter, of which £241 million was in respect of business written in prior years. Motor pricing continued to be increased in response to the development in this claims experience. In addition, significant progress has been made in removing higher risk business from the overall motor book by targeted rating actions.

•	Expenses were flat in the quarter, with higher staff expenses off-set by lower indirect costs.

Q2 2010 compared with Q2 2009
•	Net premium income was flat and direct expenses were cut by 7%, but claims costs increased sharply, primarily reflecting the uplift to bodily injury reserves.

H1 2010 compared with H1 2009
•
Total in-force policies declined by 2%, driven by a fall of 6% in motor own brand motor policies partly offset by a 7% increase in own brand household and life policies. The partnership and broker segment declined by 12% in line with business strategy.

•	Total income increased by 2% as a result of pricing actions, partially offset by a reduction in in-force policies, including the removal of higher premium, higher risk motor business.

•
Net claims were 36% higher principally driven by an increase in claims reserves in respect of bodily injury and by adverse weather conditions.  Significant motor price increases have been implemented to reflect the rising claims costs.  In addition, initiatives are being introduced to adapt pricing models and enhance claims management.

•
Direct expenses were reduced by 14% with wage inflation more than offset by a reduction in headcount and marketing expenditure.  Recently announced plans regarding site rationalisation, off-shoring activity and further planned headcount reduction, will further drive down expenses, delivering a more robust and cost-competitive platform for the business.

•
The combined operating ratio, including indirect costs, was 120.2% compared with 95.2% in H1 2009, owing to the impact of increased reserving for bodily injury claims partially mitigated by expense ratio improvement. Excluding increased bodily injury reserving relating to prior years, the combined operating ratio was 108.3%.

Central items

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Fair value of own debt	288	(137)	(478)	151	(94)
Other	49	337	166	386	271

Operating profit/(loss) before tax	337	200	(312)	537	177

Key points
•
Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q2 2010 compared with Q1 2010
•
Movements in the fair value of own debt represented a net credit of £288 million in the quarter. The Group's credit spreads widened over the quarter, resulting in a decrease in the carrying value of own debt.

•
Other items not allocated during the quarter amounted to a net credit of £49 million, a reduction of £288 million on Q1 2010. This movement was primarily driven by unallocated volatile Group Treasury items and a one-off VAT recovery in Q1 2010 of £170 million.

Q2 2010 compared with Q2 2009
•	The credit for change in the fair value of own debt of £288 million, reflecting a marked widening in the Group’s credit spreads, compares with a charge of £478 million in the second quarter of 2009.

•	Other items not allocated during the quarter declined by £117 million relative to Q2 2009. This movement can primarily be attributed to unallocated volatile Group Treasury items.

H1 2010 compared with H1 2009
•	The change in the fair value of own debt was a net credit of £151 million in H1 2010. The Group's credit spreads widened in H1 2010, resulting in a decrease in the carrying value of own debt.

•	Other items not allocated during H1 2010 amounted to a net credit of £386 million, compared with £271 million in H1 2009, driven by the items described above.

Non-Core

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	534	568	274	1,102	669
Funding costs of rental assets	(62)	(69)	(85)	(131)	(158)
Net interest income	472	499	189	971	511

Net fees and commissions receivable	150	100	68	250	234
Income from trading activities	25	(127)	(1,151)	(102)	(3,762)
Insurance net premium income	173	168	196	341	440
Other operating income	53	294	11	347	114

Non-interest income	401	435	(876)	836	(2,974)

Total income	873	934	(687)	1,807	(2,463)

Direct expenses
- staff	(202)	(252)	(153)	(454)	(454)
- other	(269)	(282)	(247)	(551)	(503)
Indirect expenses	(121)	(122)	(137)	(243)	(279)

	(592)	(656)	(537)	(1,248)	(1,236)

Insurance net claims	(215)	(133)	(137)	(348)	(314)
Impairment losses	(1,390)	(1,704)	(3,516)	(3,094)	(5,344)

Operating loss	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

Analysis of income
Banking & Portfolio	239	271	(973)	510	(1,104)
International Businesses & Portfolios	606	632	570	1,238	1,232
Markets	28	31	(284)	59	(2,591)

	873	934	(687)	1,807	(2,463)

Key metrics

Performance ratios
Net interest margin	1.22%	1.25%	0.45%	1.24%	0.54%
Cost:income ratio	68%	70%	(78%)	69%	(50%)

	30 June 2010	31 March 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	193.3	212.6	(9%)	220.9	(12%)
Loans and advances to customers (gross)	126.4	141.2	(10%)	149.5	(15%)
Customer deposits	7.4	10.2	(27%)	12.6	(41%)
Risk elements in lending	22.0	24.0	(8%)	22.9	(4%)
Risk-weighted assets (3)	175.0	164.3	7%	171.3	2%

Notes:
(1)	Includes disposal groups.
(2)	Derivatives were £19.4 billion at 30 June 2010 (31 March 2010 - £19.1billion; 31 December 2009 - £19.9 billion).
(3)
Includes Sempra: 30 June 2010 Third Party Assets (TPAs) £12.7 billion, RWAs £9.7 billion; (31 March 2010 TPAs £14.0 billion, RWAs £11.1 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Income/(loss) from trading activities
Monoline exposures	(139)	-	(26)	(139)	(1,671)
CDPCs	(55)	(31)	(371)	(86)	(569)
Asset backed products (1)	97	(55)	(165)	42	(541)
Other credit exotics	47	11	1	58	(536)
Equities	(6)	(7)	(17)	(13)	(25)
Banking book hedges	147	(36)	(813)	111	(996)
Other (2)	(50)	(9)	240	(75)	576

	25	(127)	(1,151)	(102)	(3,762)

Impairment losses
Banking & Portfolio	256	697	1,155	953	1,973
International Businesses & Portfolios	1,124	951	1,638	2,075	2,358
Markets	10	56	723	66	1,013

	1,390	1,704	3,516	3,094	5,344

Loan impairment charge as % of gross customer loans and advances (3)
Banking & Portfolio	1.8%	3.3%	4.7%	2.8%	4.0%
International Businesses & Portfolios	7.4%	5.7%	8.9%	6.8%	6.5%
Markets	3.6%	33.6%	301.2%	11.6%	95.8%

Total	4.4%	4.6%	8.2%	4.8%	5.6%

	30 June 2010	31 March 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	67.8	78.6	82.0
International Businesses & Portfolios	58.2	62.3	65.6
Markets	0.4	0.3	1.9

	126.4	141.2	149.5

Risk-weighted assets
Banking & Portfolio	55.1	57.2	58.2
International Businesses & Portfolios	40.4	45.4	43.8
Markets	79.5	61.7	69.3

	175.0	164.3	171.3

Notes:
(1)	Asset backed products include super senior asset backed structures and other asset backed products.
(2)	Includes profits in Sempra of £125 million (31 March 2010 - £127 million; 31 December 2009 - £161 million)
(3)	Includes disposal groups.

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2010

	31 December 2009	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial Real Estate	51.3	(1.5)	-	0.2	(1.1)	0.6	49.5
Corporate	82.6	(4.6)	(1.2)	0.4	(0.4)	2.0	78.8
SME	3.9	-	-	-	-	0.1	4.0
Retail	19.9	(0.4)	(0.2)	0.1	(0.2)	0.6	19.8
Other	4.7	(1.6)	-	0.2	-	-	3.3
Markets	24.4	(1.2)	(0.3)	-	-	1.2	24.1

Total (excluding derivatives)	186.8	(9.3)	(1.7)	0.9	(1.7)	4.5	179.5
Markets - Sempra	14.2	(1.2)	-	-	-	1.0	14.0

Total	201.0	(10.5)	(1.7)	0.9	(1.7)	5.5	193.5

Quarter ended 30 June 2010
	31 March 2010	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets – Sempra (1)	14.0	(1.4)	-	-	-	0.1	12.7

Total	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Half year ended 30 June 2010
	31 December 2009	Run off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(6.8)	(0.3)	3.0	(2.2)	(0.9)	44.1
Corporate	82.6	(7.2)	(5.7)	1.0	(0.3)	-	70.4
SME	3.9	0.9	-	-	(0.1)	-	4.7
Retail	19.9	(0.9)	(1.9)	0.1	(0.4)	-	16.8
Other	4.7	(1.8)	(0.1)	0.2	-	-	3.0
Markets	24.4	(1.8)	(1.7)	0.6	(0.1)	0.9	22.3

Total (excluding derivatives)	186.8	(17.6)	(9.7)	4.9	(3.1)	-	161.3
Markets – Sempra (1)	14.2	(2.6)	-	-	-	1.1	12.7

Total	201.0	(20.2)	(9.7)	4.9	(3.1)	1.1	174.0

Note:
(1)	Includes £5.8 billion of derivatives classification.

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	-	3	2	3	3
Personal	-	2	17	2	31

Total UK Retail	-	5	19	5	34

UK Corporate
Manufacturing and infrastructure	21	(5)	13	16	32
Property and construction	150	54	229	204	326
Transport	-	-	2	-	3
Banks and financials	-	-	99	-	101
Lombard	29	25	-	54	55
Other	63	81	544	144	576

Total UK Corporate	263	155	887	418	1,093

Global Banking & Markets
Manufacturing and infrastructure	(281)	29	709	(252)	1,011
Property and construction	501	472	568	973	589
Transport	-	1	17	1	168
Telecoms, media and technology	11	(11)	520	-	520
Banks and financials	11	161	117	172	253
Other	24	101	(53)	125	445

Total Global Banking & Markets	266	753	1,878	1,019	2,986

Ulster Bank
Mortgages	23	20	11	43	19
Commercial investment and development	147	110	19	257	27
Residential investment and development	384	351	240	735	343
Other	137	51	25	188	36
Other EMEA	13	20	34	33	59

Total Ulster Bank	704	552	329	1,256	484

US Retail & Commercial
Auto and consumer	32	15	32	47	60
Cards	4	14	45	18	71
SBO/home equity	67	102	142	169	298
Residential mortgages	(10)	12	18	2	21
Commercial real estate	42	63	65	105	88
Commercial and other	6	2	19	8	36

Total US Retail & Commercial	141	208	321	349	574

Other
Wealth	16	28	74	44	163
Global Transaction Services	-	3	8	3	10

Total Other	16	31	82	47	173

Total impairment losses	1,390	1,704	3,516	3,094	5,344

Non-Core (continued)

	30 June 2010	31 March 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.8	1.8	1.9
Personal	0.5	0.6	0.7

Total UK Retail	2.3	2.4	2.6

UK Corporate*
Manufacturing and infrastructure	0.4	0.4	0.3
Property and construction	12.9	13.2	14.1
Lombard	2.4	2.7	2.9
Invoice finance	-	0.4	0.4
Other	14.7	16.0	17.2

Total UK Corporate	30.4	32.7	34.9

Global Banking & Markets
Manufacturing and infrastructure	13.4	17.2	17.5
Property and construction	21.6	23.4	25.7
Transport	5.3	6.0	5.8
Telecoms, media and technology	2.0	3.4	3.2
Banks and financials	15.7	16.1	16.0
Other	9.4	11.7	13.5

Total Global Banking & Markets	67.4	77.8	81.7

Ulster Bank
Mortgages	5.6	6.1	6.0
Commercial investment and development	4.1	4.4	3.0
Residential investment and development	3.8	4.1	5.6
Other	1.3	1.3	1.1
Other EMEA	0.9	1.1	1.0

Total Ulster Bank	15.7	17.0	16.7

US Retail & Commercial
Auto and consumer	3.0	3.2	3.2
Cards	0.2	0.2	0.5
SBO/home equity	3.6	3.7	3.7
Residential mortgages	0.9	1.2	0.8
Commercial real estate	1.9	2.0	1.9
Commercial and other	0.7	0.8	0.9

Total US Retail & Commercial	10.3	11.1	11.0

Other
Wealth	0.9	2.4	2.6
Global Transaction Services	0.6	0.8	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(2.1)	(4.3)	(3.2)

Total Other	(0.4)	(0.9)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	125.7	140.1	147.3

* Prior periods have been revised to reflect improvements in data quality to more accurately reflect Standard Industrial Classification.

Non-Core (continued)

Key points

Q2 2010 compared with Q1 2010
•
Non-Core reduced its operating loss to £1,324 million in the second quarter, compared with £1,559 million in Q1 2010, with improved results from trading activities and a further reduction in impairment losses.

•
Income from trading activities totalled £25 million, compared with a loss of £127 million in the first quarter. The improvement reflected continued widening of credit spreads over the period, generating £188 million of gains on single name credit protection purchased in previous periods. Structured credit and exotic credit losses declined.

•
Net interest income fell by £27 million, principally reflecting a reduction of 10% in the loan book, including the completion of a number of business disposals. Markdowns on the value of real estate and equity finance positions held in the banking book resulted in a loss of £206 million in other operating income, excluding rental income.

•	Expenses declined by 10%, partly reflecting the successful completion of a number of business disposals in Asia.

•
Impairment losses decreased by 18% to £1,390 million, reflecting a recovery of £270 million on a large single name exposure and the continued slowing of impairments in the corporate sector, offset by further impairments in relation to UK and Irish commercial property.

•
Good progress was made in Non-Core’s run-off programme, with third party assets (excluding derivatives) reduced by £20 billion to £174 billion. This was largely driven by the division’s disposal programme (£8 billion), including the completion of the Asian retail and commercial sales, and portfolio run-off (£6 billion), as well as a favourable currency impact from the strengthening of sterling (£4 billion). The international business disposal plan has made good progress with a number of other transactions expected to close in the second half of 2010.

•
RWAs increased by £11 billion to £175 billion, reflecting an increase of £14 billion in RBS NV due to the implementation of Basel II (which was largely offset at Group level by reductions in RBS NV RWAs in other divisions). A reduction of £7 billion in RWAs resulting from disposals and portfolio run-off was partially offset by a £5 billion increase in market risk charges.

Q2 2010 compared with Q2 2009
•	Operating losses were substantially reduced from the £4,877 million loss recorded in Q2 2009, with significant improvements in both trading income and impairments.

•
Impairments were sharply lower than in Q2 2009, which saw a peak for Non-Core impairments.  However, high charges continue to be incurred as a result of the continued decline in the UK and Irish commercial property sectors.

•	Over the 12 months to 30 June 2010 third party assets (excluding derivatives) were cut by £34 billion, 16%, largely through a combination of disposals, portfolio run off and impairments.

Non-Core (continued)

Key points (continued)

H1 2010 compared with H1 2009
•
Non-Core’s operating loss improved to £2,883 million in the first half of 2010 from £9,357 million in H1 2009. The bulk of the improvement came from lower impairments (down 42% to £3,094 million) and reduced losses on trading activities (an improvement of £3,660 million compared with H1 2009).

•
The reduction in impairments reflected the improving trend that began to emerge towards the end of 2009, particularly in the corporate sector, partly offset by higher provisions taken as a result of the continued decline in the UK and Irish commercial property sectors.

•
RWAs increased by £1 billion to £175 billion. This reflects a number of movements, including the implementation of Basel II in RBS NV, largely offset by reductions in RWAs through credit grade changes along with disposals and banking portfolio run-off.

Allocation methodology for indirect costs

For the purposes of managing the operations of the Group, Business Services and Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Business Services costs
Property	413	442	492	856	960
Operations	338	344	357	682	735
Technology services and support functions	453	435	474	887	929

	1,204	1,221	1,323	2,425	2,624

Allocated to divisions:
UK Retail	(360)	(347)	(397)	(707)	(797)
UK Corporate	(104)	(103)	(109)	(207)	(219)
Wealth	(39)	(45)	(31)	(84)	(61)
Global Banking & Markets	(107)	(120)	(152)	(227)	(277)
Global Transaction Services	(214)	(221)	(215)	(435)	(431)
Ulster Bank	(55)	(64)	(66)	(119)	(132)
US Retail & Commercial	(170)	(168)	(179)	(338)	(360)
RBS Insurance	(48)	(49)	(57)	(97)	(113)
Non-Core	(107)	(104)	(117)	(211)	(234)

	-	-	-	-	-

Group centre costs	238	249	196	487	472

Allocated to divisions:
UK Retail	(70)	(71)	(55)	(141)	(142)
UK Corporate	(28)	(27)	(16)	(55)	(36)
Wealth	(13)	(15)	(10)	(28)	(26)
Global Banking & Markets	(55)	(54)	(49)	(109)	(117)
Global Transaction Services	(13)	(16)	(14)	(29)	(33)
Ulster Bank	(11)	(12)	(9)	(23)	(20)
US Retail & Commercial	(20)	(20)	(15)	(40)	(35)
RBS Insurance	(14)	(16)	(8)	(30)	(18)
Non-Core	(14)	(18)	(20)	(32)	(45)

	-	-	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Treasury funding costs	16	97	150	113	390

Allocated to divisions:
UK Retail	-	(6)	(2)	(6)	(24)
UK Corporate	-	9	9	9	(23)
Wealth	12	13	30	25	39
Global Banking & Markets	10	-	92	10	290
Global Transaction Services	61	54	38	115	59
Ulster Bank	(19)	(32)	5	(51)	(3)
US Retail & Commercial	(9)	(15)	(14)	(24)	(37)
RBS Insurance	-	-	(7)	-	(18)
Non-Core	(71)	(120)	(301)	(191)	(673)

	-	-	-	-	-

Condensed consolidated income statement
for the half year ended 30 June 2010 (unaudited)

First half 2010	First half 2009
£m	£m

Interest receivable	11,580	14,641
Interest payable	(4,362)	(7,792)

Net interest income	7,218	6,849

Fees and commissions receivable	4,104	4,466
Fees and commissions payable	(1,151)	(1,351)
Income from trading activities	3,876	1,964
Gain on redemption of own debt	553	3,790
Other operating income (excluding insurance premium income)	793	646
Insurance net premium income	2,567	2,657

Non-interest income	10,742	12,172

Total income	17,960	19,021

Staff costs
- excluding curtailment gains	(5,054)	(5,136)
- pension schemes curtailment gains	-	-
Premises and equipment	(1,082)	(1,278)
Other administrative expenses	(2,033)	(2,203)
Depreciation and amortisation	(1,001)	(1,032)
Write-down of goodwill and other intangible assets	-	(311)

Operating expenses	(9,170)	(9,960)

Profit before other operating charges and impairment losses	8,790	9,061
Insurance net claims	(2,459)	(1,891)
Impairment losses	(5,162)	(7,521)

Operating profit/(loss) before tax	1,169	(351)
Tax (charge)/credit	(932)	456

Profit/(loss) from continuing operations	237	105

Loss on distribution of ABN AMRO Bank NV to the State of the Netherlands and Santander	(1,019)	-
Other profits/(losses) from discontinued operations, net of tax	313	30

(Loss)/profit from discontinued operations, net of tax	(706)	30

(Loss)/profit for the period	(469)	135
Minority interests	602	(631)
Other owners’ dividends	(124)	(546)

Profit/(loss) attributable to ordinary and B shareholders	9	(1,042)

Basic earnings/(loss) per ordinary and B share from continuing operations (Note 10)	0.6	p	(1.7p	)

Diluted earnings/(loss) per ordinary and B share from continuing operations (Note 10)	0.5	p	(1.7p	)

Basic loss per ordinary and B share from discontinued operations (Note 10)	-	(0.1p	)

Diluted loss per ordinary and B share from discontinued operations (Note 10)	-	(0.1p	)

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009
	£m	£m

(Loss)/profit for the period	(469)	135

Other comprehensive income:
Available-for-sale financial assets	508	(1,660)
Cash flow hedges	1,254	364
Currency translation	694	(4,281)
Actuarial losses on defined benefit plans	-	-
Tax on other comprehensive income	(446)	478

Other comprehensive income/(loss) for the period, net of tax	2,010	(5,099)

Total comprehensive income/(loss) for the period	1,541	(4,964)

Attributable to:
Minority interests	(132)	(1,818)
Preference shareholders	105	510
Paid-in equity holders	19	36
Ordinary and B shareholders	1,549	(3,692)

	1,541	(4,964)

Condensed consolidated balance sheet
at 30 June 2010 (unaudited)

	30 June 2010	31 December 2009
	£m	£m

Assets
Cash and balances at central banks	29,591	52,261
Net loans and advances to banks	54,489	56,656
Reverse repurchase agreements and stock borrowing	47,663	35,097
Loans and advances to banks	102,152	91,753
Net loans and advances to customers	539,375	687,353
Reverse repurchase agreements and stock borrowing	39,396	41,040
Loans and advances to customers	578,771	728,393
Debt securities	236,260	267,254
Equity shares	17,326	19,528
Settlement balances	20,718	12,033
Derivatives	522,871	441,454
Intangible assets	14,482	17,847
Property, plant and equipment	17,608	19,397
Deferred taxation	5,839	7,039
Prepayments, accrued income and other assets	14,095	20,985
Assets of disposal groups	22,340	18,542

Total assets	1,582,053	1,696,486

Liabilities
Bank deposits	96,710	104,138
Repurchase agreements and stock lending	44,165	38,006
Deposits by banks	140,875	142,144
Customer deposits	420,890	545,849
Repurchase agreements and stock lending	70,655	68,353
Customer accounts	491,545	614,202
Debt securities in issue	217,317	267,568
Settlement balances and short positions	62,724	50,876
Derivatives	508,966	424,141
Accruals, deferred income and other liabilities	24,867	30,327
Retirement benefit liabilities	2,611	2,963
Deferred taxation	2,195	2,811
Insurance liabilities	6,521	10,281
Subordinated liabilities	27,523	37,652
Liabilities of disposal groups	17,615	18,890

Total liabilities	1,502,759	1,601,855

Equity
Minority interests	2,492	16,895
Owners’ equity*
Called up share capital	15,029	14,630
Reserves	61,773	63,106

Total equity	79,294	94,631

Total liabilities and equity	1,582,053	1,696,486

* Owners’ equity attributable to:
Ordinary and B shareholders	72,058	69,890
Other equity owners	4,744	7,846

	76,802	77,736

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Called-up share capital
At beginning of period	14,630	9,898	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227	4,227
B shares issued	-	-	510
Other shares issued during the period	401	-	-
Preference shares redeemed during the period	(2)	(5)	(5)

At end of period	15,029	14,120	14,630

Paid-in equity
At beginning of period	565	1,073	1,073
Securities redeemed during the period	(132)	(308)	(308)
Transfer to retained earnings	(2)	(200)	(200)

At end of period	431	565	565

Share premium account
At beginning of period	23,523	27,471	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047	1,047
Other shares issued during the period	217	-	-
Preference shares redeemed during the period	-	(4,995)	(4,995)
Redemption of preference shares classified as debt	118	-	-

At end of period	23,858	23,523	23,523

Merger reserve
At beginning of period	25,522	10,881	10,881
Issue of B shares, net of £399 million expenses	-	-	24,591
Transfer to retained earnings	(12,250)	-	(9,950)

At end of period	13,272	10,881	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)	(3,561)
Unrealised gains/(losses) in the period	647	(1,494)	1,202
Realised (gains)/losses in the period	(127)	197	981
Taxation	(208)	592	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	-	-

At end of period	(1,459)	(4,266)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)	(876)
Amount recognised in equity during the period	(58)	415	380
Amount transferred from equity to earnings in the period	17	106	513
Taxation	-	(138)	(269)
Recycled to profit or loss on disposal of businesses, net of £20 million tax	58	-	-

At end of period	(235)	(493)	(252)

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2010 (unaudited) (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385	6,385
Retranslation of net assets	1,775	(2,724)	(2,322)
Foreign currency (losses)/ gains on hedges of net assets	(609)	442	456
Taxation	72	(46)	9
Recycled to profit or loss on disposal of businesses	(11)	-	-

At end of period	5,755	4,057	4,528

Capital redemption reserve
At beginning of period	170	170	170
Preference shares redeemed during the period	2	-	-

At end of period	172	170	170

Contingent capital reserve
At beginning of period	(1,208)	-	-
Contingent capital agreement - consideration payable	-	-	(1,208)

At end of period	(1,208)	-	(1,208)

Retained earnings
At beginning of period	12,134	7,542	7,542
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	163	(438)	(2,600)
- discontinued operations	(30)	(58)	(72)
Equity preference dividends paid	(105)	(510)	(878)
Paid-in equity dividends paid, net of tax	(19)	(36)	(57)
Transfer from paid-in equity
- gross	2	200	200
- taxation	(1)	-	-
Equity owners gain on withdrawal of minority interest
- gross	40	629	629
- taxation	(11)	(176)	(176)
Redemption of equity preference shares	(2,968)	-	-
Gain on redemption of equity preference shares	609	-	-
Redemption of preference shares classified as debt	(118)	-	-
Transfer from merger reserve	12,250	-	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(3,756)
- taxation	-	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(9)	(13)	(16)
Share-based payments
- gross	61	60	325
- taxation	5	-	-

At end of period	22,003	7,200	12,134

Own shares held
At beginning of period	(121)	(104)	(104)
Shares purchased during the period	(704)	-	(33)
Shares issued under employee share schemes	9	13	16

At end of period	(816)	(91)	(121)

Owners’ equity at end of period	76,802	55,666	77,736

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2010 (unaudited) (continued)

	First half 2010	First half 2009	Full year 2009
	£m	£m	£m

Minority interests
At beginning of period	16,895	21,619	21,619
Currency translation adjustments and other movements	(461)	(1,999)	(1,434)
Profit/(loss) attributable to minority interests
- continuing operations	74	543	382
- discontinued operations	(676)	88	(33)
Dividends paid	(4,171)	(310)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	22	34	299
- realised gains in the period	(3)	(397)	(466)
- taxation	1	7	(36)
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	-	-
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(165)	(157)	(209)
- taxation	47	63	59
- recycled to profit or loss on disposal of discontinued operations, net of £346 million tax	1,036	-	-
Actuarial gains recognised in retirement benefit schemes
- gross	-	-	91
- taxation	-	-	1
Equity raised	501	9	9
Equity withdrawn and disposals	(10,561)	(2,445)	(2,445)
Transfer to retained earnings	(40)	(629)	(629)

At end of period	2,492	16,426	16,895

Total equity at end of period	79,294	72,092	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	(132)	(1,818)	(1,346)
Preference shareholders	105	510	878
Paid-in equity holders	19	36	57
Ordinary and B shareholders	1,549	(3,692)	(5,747)

	1,541	(4,964)	(6,158)

Condensed consolidated cash flow statement
for the half year ended 30 June 2010 (unaudited)

	First half 2010	First half 2009
	£m	£m

Operating activities
Operating profit/(loss) before tax	1,169	(351)
Operating (loss)/profit before tax on discontinued operations	(618)	42
Adjustments for non-cash items	2,571	16,800

Net cash inflow from trading activities	3,122	16,491
Changes in operating assets and liabilities	(13,954)	(18,455)

Net cash flows from operating activities before tax	(10,832)	(1,964)
Income taxes received/(paid)	411	(284)

Net cash flows from operating activities	(10,421)	(2,248)

Net cash flows from investing activities	822	4,461

Net cash flows from financing activities	(12,795)	(5,525)

Effects of exchange rate changes on cash and cash equivalents	(355)	(10,836)

Net (decrease)/increase in cash and cash equivalents	(22,749)	(14,148)
Cash and cash equivalents at beginning of period	144,186	134,925

Cash and cash equivalents at end of period	121,437	120,777

Notes

1. Basis of preparation
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 6 to 61. Its objectives and policies in managing the financial risks to which it is exposed and its capital is discussed in the Risk and capital management on pages 133 to 198. The risk factors which could materially affect the Group’s future results are set out on pages 111 to 132. The Group’s regulatory capital resources are set on page 110. Pages 170 to 174 describe the Group’s funding and liquidity management.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2010 have been prepared on a going concern basis.

In certain notes relating to the consolidated balance sheet, the Group’s financial position before RFS Holdings minority interest is analysed separately.

2. Accounting policies
The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). It also complies with IFRS as issued by the IASB. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.  Apart from adoption of IFRIC 17 and revised IFRS 3 (see below), there have been no significant changes to the Group's principal accounting policies as set out on pages 204 to 213 of the 2009 Form 20-F.

The Group has adopted the revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements issued in January 2008 and also The International Financial Reporting Interpretations Committee’s (IFRIC) interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information.  There have been no material acquisitions in the period and no disposals have been affected.  In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group’s interim financial statements for the six months ended 30 June 2010: April 2009 Annual Improvements to IFRS - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 Financial Instruments: Recognition and Measurement - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS

The IASB issued Improvements to IFRSs in May 2010 implementing minor changes to IFRS, making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording. The revisions are generally effective for annual periods beginning on or after 1 July 2010.

3. Pensions

Pension costs for the half year ended 30 June 2010 amounted to £260 million (half year ended 30 June 2009 - £404 million; year ended 31 December 2009 - £742 million excluding curtailment gains), net of a £74 million gain in US Retail & Commercial associated with changes to its defined benefit pension plan. Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2009.

The most recent funding valuation of the main UK scheme, as at 31 March 2007, showed a surplus of assets over liabilities of £0.7 billion. The next valuation as at 31 March 2010 is currently in progress and the Group expects this valuation to show that liabilities exceed the value of the assets. Following this valuation, the Group and scheme Trustees will agree the level of contributions to be paid to the scheme. This could result in the amount of contributions payable in 2010 and subsequent years being materially different from the current rates based on the previous valuation.

Curtailment gains of £2,148 million were recognised in the second half of 2009 arising from changes to pension benefits in the main UK scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of inflation in any year.

Notes (continued)

4. Analysis of income, expenses and impairment losses
	First half 2010	First half 2009
	£m	£m

Loans and advances to customers	9,451	11,949
Loans and advances to banks	271	481
Debt securities	1,858	2,211

Interest receivable	11,580	14,641

Customer accounts	1,834	2,734
Deposits by banks	715	1,771
Debt securities in issue	1,701	2,986
Subordinated liabilities	237	732
Internal funding of trading businesses	(125)	(431)

Interest payable	4,362	7,792

Net interest income	7,218	6,849

Fees and commissions receivable	4,104	4,466
Fees and commissions payable – banking	(1,007)	(1,091)
Fees and commissions payable – insurance related	(144)	(260)

Net fees and commissions	2,953	3,115

Foreign exchange	832	1,663
Interest rate	1,161	3,236
Credit	1,208	(3,751)
Other	675	816

Income from trading activities	3,876	1,964

Gain on redemption of own debt (1)	553	3,790

Operating lease and other rental income	687	662
Changes in the fair value of own debt	305	(60)
Changes in the fair value of securities and other financial assets and liabilities	(151)	(17)
Changes in the fair value of investment properties	(108)	(147)
Profit on sale of securities	154	46
Profit on sale of property, plant and equipment	12	25
(Loss)/profit on sale of subsidiaries and associates	(358)	219
Life business profits	12	24
Dividend income	41	43
Share of profits less losses of associated entities	48	(47)
Other income	151	(102)

Other operating income	793	646

Non-interest income (excluding insurance net premium income)	8,175	9,515

Insurance net premium income	2,567	2,657

Total non-interest income	10,742	12,172
Note:
(1)
In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.  Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss.  No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity.

A similar series of exchange and tender offers concluded in April 2009 resulting in a gain of £3,790 million and £829 million being recorded in equity.

Notes (continued)

4. Analysis of income, expenses and impairment losses (continued)

	First half 2010	First half 2009
	£m	£m

Staff costs
- wages, salaries and other staff costs	4,373	4,402
- bonus tax	69	-
- social security costs	352	330
- pension costs - gains on pensions curtailment	-	-
- pension costs - other	260	404
Premises and equipment	1,082	1,278
Other	2,033	2,203

Administrative expenses	8,169	8,617
Write-down of goodwill and other intangible assets	-	311
Depreciation and amortisation	1,001	1,032

Operating expenses*	9,170	9,960

General insurance	2,455	1,865
Bancassurance	4	26

Insurance net claims	2,459	1,891

Loan impairment losses	5,081	6,796
Securities impairment losses	81	725

Impairment losses	5,162	7,521

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	420	726
- depreciation and amortisation	2	8

	422	734
Amortisation of purchased intangible assets	150	140

	572	874

Notes (continued)

5. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £5,081 million (full year 2009 - £13,090 million).  The balance sheet loan impairment provisions decreased in the half year ended 30 June 2010 from £17,283 million to £16,166 million and the movements thereon were:

	First half 2010	Full year 2009
	£m	£m

At beginning of period	17,283	11,016
Transfers to disposal groups	(67)	(324)
Currency translation and other adjustments	(160)	(530)
Disposals	(2,127)	(65)
Amounts written-off	(3,781)	(6,939)
Recoveries of amounts previously written-off	150	399
Charge to income statement
- continuing operations	5,081	13,090
- discontinued operations	-	1,044
Unwind of discount	(213)	(408)

At end of period	16,166	17,283

The provision at 30 June 2010 includes £139 million (31 December 2009 - £157 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £81 million (31 December 2009 - £809 million) relating to securities.

6. Taxation
The charge/(credit) for taxation differs from the tax charge/(credit) computed by applying the standard UK corporation tax rate of 28% as follows:

	First half 2010	First half 2009
	£m	£m

Profit/(loss) before tax from continuing operations	1,169	(351)

Expected tax charge/(credit)	327	(98)
Non-deductible goodwill impairment	-	87
Other non-deductible items	229	89
Non-taxable items:
- gain on redemption of own debt	(12)	(692)
- other	(64)	(176)
Taxable foreign exchange movements	(7)	(23)
Foreign profits taxed at other rates	338	18
Losses in period not recognised	355	184
Losses brought forward and utilised	(11)	(23)
Adjustments in respect of prior periods	(223)	178

Actual tax charge/(credit)	932	(456)

Notes (continued)

6. Taxation (continued)

Change in the rate of corporation tax
In his budget, the Chancellor announced the UK Government’s intention to reduce the rate of UK corporation tax by 1% in each of the four years beginning in April 2011.  The first 1% reduction is included in the Finance (No 2) Act 2010 which received Royal Assent on 27 July 2010.  In accordance with IAS 12 Income Taxes, the Group’s UK deferred tax balances will be remeasured at the time the changes in rate are substantively enacted.  It is estimated that the initial 1% reduction, which will be reflected in the Group’s results for the third quarter of 2010, will reduce the Group’s deferred tax liabilities by approximately £60 million and deferred tax assets by approximately £150 million.  There will be a resulting profit or loss tax charge of £90 million.  The further rate reductions are expected to be enacted (and therefore recorded) over the next three years.  The effect of these reductions, which will depend on the Group’s UK deferred tax liabilities and assets at the time the changes are enacted, cannot be quantified.

7. (Loss)/profit attributable to minority interests

	First half 2010	First half 2009
	£m	£m

Trust preferred securities	10	45
Investment in Bank of China	-	359
Sempra	20	144
ABN AMRO	(643)	79
Other	11	4

(Loss)/profit attributable to minority interests	(602)	631

8. Other owners’ dividends

	First half 2010	First half 2009
	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	105	179
Non-cumulative preference shares of €0.01	-	57
Non-cumulative preference shares of £1
- issued to UK Financial Investments Limited (1)	-	274
- other	-	-

Paid-in equity holders
Interest on securities classified as equity, net of tax	19	36

	124	546

Note:
(1)	Includes £50 million redemption premium on repayment of preference shares.

Notes (continued)

9. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	First half 2010		First half 2009
	£m		£m

Earnings
Profit/(loss) from continuing operations attributable to ordinary and B shareholders	39		(984)
Gain on redemption of preference shares and paid-in equity	610		200

Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders	649		(784)

Loss from discontinued operations attributable to ordinary and B shareholders	(30)		(58)

Number of shares (millions)
Ordinary shares in issue during the period	56,326		46,719
B shares in issue during the period	51,000		-

Weighted average number of ordinary and B shares in issue during the period	107,326		46,719
Effect of dilutive share options and convertible securities	16,536		-

Diluted weighted average number of ordinary and B shares in issue during the period	123,862		46,719

Basic earnings/(loss) per ordinary and B share from continuing operations	0.6	p	(1.7p	)

Diluted earnings/(loss) per ordinary and B share from continuing operations	0.5	p	(1.7p	)

Basic loss per ordinary and B share from discontinued operations	-		(0.1p	)

Diluted loss per ordinary and B share from discontinued operations	-		(0.1p	)

Notes (continued)

11. Segmental analysis
There have been no significant changes in the Group’s divisions as set out on page 297 of the 2009 Form 20-F. Total revenue, operating profit/(loss) before tax and total assets by division are shown in the tables below.

	First half 2010			First half 2009
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,386	183	3,569	3,525	365	3,890
UK Corporate	2,151	47	2,198	2,419	57	2,476
Wealth	467	296	763	411	465	876
Global Banking & Markets	6,082	2,481	8,563	8,970	4,453	13,423
Global Transaction Services	1,454	1	1,455	1,392	33	1,425
Ulster Bank	753	70	823	866	49	915
US Retail & Commercial	1,932	148	2,080	2,213	203	2,416
RBS Insurance	2,452	5	2,457	2,446	12	2,458
Central items	2,556	3,466	6,022	386	6,173	6,559

Core	21,233	6,697	27,930	22,628	11,810	34,438
Non-Core	3,257	107	3,364	1,438	538	1,976

	24,490	6,804	31,294	24,066	12,348	36,414
Reconciling items
RFS Holdings minority interest	(1,091)	1,120	29	(11)	1	(10)
Gain on redemption of own debt	553	-	553	3,790	-	3,790
Strategic disposals	(358)	-	(358)	453	-	453
Elimination of intra-group transactions	-	(7,924)	(7,924)	-	(12,349)	(12,349)

	23,594	-	23,594	28,298	-	28,298

Notes (continued)

11. Segmental analysis (continued)

	First half 2010	First half 2009
	£m	£m

Operating profit/(loss) before tax
UK Retail	416	37
UK Corporate	708	406
Wealth	143	212
Global Banking & Markets	2,547	4,517
Global Transaction Services	512	496
Ulster Bank	(314)	(8)
US Retail & Commercial	169	(51)
RBS Insurance	(253)	217
Central items	537	177

Core	4,465	6,003
Non-Core	(2,883)	(9,357)

	1,582	(3,354)

Reconciling items
RFS Holdings minority interest	33	(55)
Amortisation of purchased intangible assets	(150)	(140)
Integration and restructuring costs	(422)	(734)
Gain on redemption of own debt	553	3,790
Strategic disposals	(358)	453
Bonus tax	(69)	-
Gains on pensions curtailment	-	-
Write-down of goodwill and other intangible assets	-	(311)

	1,169	(351)

	30 June 2010	31 December 2009
	£m	£m

Total assets
UK Retail	112,819	110,987
UK Corporate	118,374	114,854
Wealth	19,842	17,952
Global Banking & Markets	897,120	826,054
Global Transaction Services	25,698	18,380
Ulster Bank	40,583	44,021
US Retail & Commercial	78,228	75,369
RBS Insurance	12,313	11,973
Central items	82,527	82,041

Core	1,387,504	1,301,631
Non-Core	193,349	220,850

	1,580,853	1,522,481
RFS Holdings minority interest	1,200	174,005

	1,582,053	1,696,486

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups

(Loss)/profit from discontinued operations, net of tax

	First half 2010	First half 2009
	£m	£m

Discontinued operations
Total income	1,435	2,820
Operating expenses	(820)	(1,931)
Insurance net claims	(163)	(243)
Impairment losses	(39)	(539)

Profit before tax	413	107
Gain on disposal before recycling of reserves	57	-
Recycled reserves	(1,076)	-

Operating (loss)/profit before tax	(606)	107
Tax on profit	(88)	(15)

(Loss)/profit after tax	(694)	92

Businesses acquired exclusively with a view to disposal
Loss after tax	(12)	(62)

(Loss)/profit from discontinued operations, net of tax	(706)	30

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. Consortium partners’ results for the first half of 2010 are classified as discontinued operations and prior periods have been restated accordingly.

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

	30 June 2010			31 December
	Sempra	Other	Total	2009
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	-	183	183	129
Loans and advances to banks	319	635	954	388
Loans and advances to customers	740	3,434	4,174	3,216
Debt securities and equity shares	41	3,482	3,523	904
Derivatives	5,811	-	5,811	6,361
Intangible assets	256	524	780	238
Settlement balances	1,486	-	1,486	1,579
Property, plant and equipment	99	103	202	136
Other assets	3,974	1,085	5,059	5,417

Discontinued operations and other disposal groups	12,726	9,446	22,172	18,368
Assets acquired exclusively with a view to disposal	-	168	168	174

	12,726	9,614	22,340	18,542

Liabilities of disposal groups
Deposits by banks	737	540	1,277	618
Customer accounts	357	5,790	6,147	8,907
Derivatives	5,486	35	5,521	6,683
Settlement balances	1,541	-	1,541	950
Subordinated liabilities	-	5	5	6
Other liabilities	630	2,471	3,101	1,675

Discontinued operations and other disposal groups	8,751	8,841	17,592	18,839
Liabilities acquired exclusively with a view to disposal	-	23	23	51

	8,751	8,864	17,615	18,890

At 30 June 2010, disposal groups comprised the assets and liabilities of:
•	RBS Sempra Commodities;

•	the Group’s life assurance business in the United Kingdom;

•	Global Merchant Services;

•	RBS factoring businesses in France and Germany;

•	certain of the Group’s retail and commercial businesses across Asia; and

•	certain of the Group’s commercial lending businesses in Latin America.

At 31 December 2009, disposal groups comprised the assets and liabilities of:
•	RBS Sempra Commodities;

•	the Group’s retail and commercial businesses across Asia and wholesale banking business in Vietnam, the Philippines, Taiwan and Pakistan;

•	certain of the Group’s commercial lending business in Latin America; and

•	the remaining ABN AMRO business, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39: held-for-trading (HFT), designated as at fair value through profit or loss (DFV), available-for-sale (AFS) and loans and receivables (LAR). Assets and liabilities outside the scope of IAS 39 are shown separately. The tables in this note and notes 14, 15 and 18 show both Group before RFS Holdings minority interest (RFS MI) and Group.

	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Group before RFS MI	RFS MI	Total
At 30 June 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	29,591	-	-	29,591	-	29,591
Loans and advances - banks	66,753	-	-	35,381	-	-	102,134	18	102,152
- customers (1)	48,891	1,631	-	516,282	11,932	-	578,736	35	578,771
Debt securities	103,161	619	123,941	8,539	-	-	236,260	-	236,260
Equity shares	13,768	688	2,870	-	-	-	17,326	-	17,326
Settlement balances	-	-	-	20,718	-	-	20,718	-	20,718
Derivatives (2)	522,871	-	-	-	-	-	522,871	-	522,871
Intangible assets	-	-	-	-	-	14,482	14,482	-	14,482
Property, plant and equipment	-	-	-	-	-	17,608	17,608	-	17,608
Deferred taxation	-	-	-	-	-	5,841	5,841	(2)	5,839
Prepayments, accrued income and other assets	-	-	-	1,175	-	12,455	13,630	465	14,095
Assets of disposal groups	-	-	-	-	-	21,656	21,656	684	22,340

Group before RFS MI	755,444	2,938	126,811	611,686	11,932	72,042	1,580,853
RFS MI (3)	-	-	-	53	-	1,147		1,200

Total assets	755,444	2,938	126,811	611,739	11,932	73,189			1,582,053

Deposits by banks	61,864	-	-	-	78,915	-	140,779	96	140,875
Customer accounts	58,137	4,037	-	-	429,371	-	491,545	-	491,545
Debt securities in issue	5,703	39,947	-	-	171,667	-	217,317	-	217,317
Settlement balances and short positions	42,994	-	-	-	19,730	-	62,724	-	62,724
Derivatives (2)	508,966	-	-	-	-	-	508,966	-	508,966
Accruals, deferred income and other liabilities	-	-	-	-	2,386	22,456	24,842	25	24,867
Retirement benefit liabilities	-	-	-	-	-	2,600	2,600	11	2,611
Deferred taxation	-	-	-	-	-	2,126	2,126	69	2,195
Insurance liabilities	-	-	-	-	-	6,521	6,521	-	6,521
Subordinated liabilities	-	1,107	-	-	26,416	-	27,523	-	27,523
Liabilities of disposal groups	-	-	-	-	-	16,999	16,999	616	17,615

Group before RFS MI	677,664	45,091	-	-	728,485	50,702	1,501,942
RFS MI (3)	-	-	-	-	96	721		817

Total liabilities	677,664	45,091	-	-	728,581	51,423			1,502,759

Equity									79,294

									1,582,053

For notes to this table refer to page 82.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT	DFV	AFS	LAR	Other financial instruments	Non financial instruments	Group before RFS MI	RFS MI	Group
At 31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	51,548	713	52,261
Loans and advances: - banks	45,449	-	-	38,425	-	-	83,874	7,879	91,753
- customers (1)	41,684	1,981	-	538,931	13,098		595,694	132,699	728,393
Debt securities	111,413	2,429	125,382	9,871	-	-	249,095	18,159	267,254
Equity shares	11,318	2,083	2,559	-	-	-	15,960	3,568	19,528
Settlement balances	-	-	-	12,024	-	-	12,024	9	12,033
Derivatives (2)	438,199	-	-	-	-	-	438,199	3,255	441,454
Intangible assets	-	-	-	-	-	14,786	14,786	3,061	17,847
Property, plant and equipment	-	-	-	-	-	17,773	17,773	1,624	19,397
Deferred taxation	-	-	-	-	-	6,492	6,492	547	7,039
Prepayments, accrued income and other assets	-	-	-	1,421	-	17,183	18,604	2,381	20,985
Assets of disposal groups	-	-	-	-	-	18,432	18,432	110	18,542

Group before RFS MI	648,063	6,493	127,941	652,220	13,098	74,666	1,522,481
RFS MI (3)	7,042	283	18,250	140,707	-	7,723		174,005

Total assets	655,105	6,776	146,191	792,927	13,098	82,389			1,696,486

Deposits by banks	53,609	-	-	-	100,039	-	153,648	(11,504)	142,144
Customer accounts	52,737	5,256	-	-	424,611	-	482,604	131,598	614,202
Debt securities in issue	3,925	41,444	-	-	200,960	-	246,329	21,239	267,568
Settlement balances and short positions	40,463	-	-	-	10,412	-	50,875	1	50,876
Derivatives (1)	421,534	-	-	-	-	-	421,534	2,607	424,141
Accruals, deferred income and other liabilities	-	-	-	-	2,355	22,269	24,624	5,703	30,327
Retirement benefit liabilities	-	-	-	-	-	2,715	2,715	248	2,963
Deferred taxation	-	-	-	-	-	2,161	2,161	650	2,811
Insurance liabilities	-	-	-	-	-	7,633	7,633	2,648	10,281
Subordinated liabilities	-	1,277	-	-	30,261	-	31,538	6,114	37,652
Liabilities of disposal groups	-	-	-	-	-	18,857	18,857	33	18,890

Group before RFS MI	572,268	47,977	-	-	768,638	53,635	1,442,518
RFS MI (3)	2,738	3,417	-	-	143,901	9,281		159,337

Total liabilities	575,006	51,394	-	-	912,539	62,916			1,601,855

Equity									94,631

									1,696,486
For notes to this table refer to page 82.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)

Notes:
(1)
At 30 June 2010 assets of £11,932 million and liabilities of £488 million in respect of finance leases are included in other financial instruments (31 December 2009 - £12,570 million and £19 million respectively).

(2)	HFT derivatives include hedging derivatives.
(3)	RFS MI comprises the following financial instruments at 31 December 2009:
(a)
HFT assets of £7,042 million: loans to customers - £593 million, debt securities - £69 million, equity shares - £3,125 million and derivatives - £3,255 million; HFT liabilities of £2,738 million: customer accounts - £131 million, and derivatives - £2,607 million;

	(b)	DFV assets of £283 million: debt securities - £174 million, equity shares - £109 million; DFV liabilities of £3,417 million: customer accounts - £3,324 million, debt securities in issue - £93 million;
	(c)	AFS assets of £18,250 million: debt securities - £17,916 million and equity shares - £334 million;
(d)
Loans and receivables of £140,969 million: cash and balances at central banks - £713 million; loans and advances to banks - £7,879 million, loans and advances to customers - £132,106 million; settlement balances - £9 million; and

(e)
Amortised cost liabilities of £143,901 million: deposits by banks - £(11,504) million, customer accounts - £128,143 million, debt securities in issue - £21,146 million, settlement balances and short positions - £1 million, accruals, deferred income and other liabilities - £1 million, subordinated liabilities - £6,114 million.

Reclassification of financial instruments
As permitted by amended IAS 39, the Group reclassified financial assets from the HFT and AFS categories into the loans and receivables category and from the HFT category into the AFS category in 2008 and 2009. There were no reclassifications in the first half of 2010. The following tables detail the effect of the reclassifications and the balance sheet values of the reclassified assets.

Reduction in profit for the half year ended 30 June 2010 as a result of reclassifications
£m

From HFT to:
AFS	172
LAR	418

590

Notes (continued)

13. Financial instruments (continued)

Reclassification of financial instruments (continued)

	30 June 2010		31 December 2009
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

From HFT to:
AFS	7,343	7,343	7,629	7,629
LAR	10,596	8,861	12,933	10,644

	17,939	16,204	20,562	18,273
From AFS to:
LAR	969	808	869	745

	18,908	17,012	21,431	19,018

During the half year ended 30 June 2010, the balance sheet value of reclassified assets decreased by £2.5 billion. This was primarily due to disposals and repayments of £2.9 billion and impairment charges of £0.2 billion, offset by foreign exchange gains of £0.5 billion and gains taken to the AFS reserve of £0.2 billion.

For assets reclassified from HFT to AFS, net unrealised losses recorded in equity at 30 June 2010 were £0.4 billion (31 December 2009 - £0.6 billion).

Financial instruments carried at fair value
Refer to Note 11 - Financial instruments, of the Group’s 2009 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves
When valuing financial instruments, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	30 June 2010	31 December 2009
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,599	3,796
CDPCs	791	499
Other counterparties	1,916	1,588

	6,306	5,883

Bid-offer and liquidity reserves	2,826	2,814

	9,132	8,697
Debit valuation adjustments (‘own credit’):
Debt securities in issue	(2,604)	(2,331)
Derivatives	(551)	(467)

Total debit valuation adjustments	(3,155)	(2,798)

Total reserves	5,977	5,899

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Risk and capital management – Other risk exposures – Credit valuation adjustments (page 187).

Bid-offer and liquidity reserves  fair value positions are adjusted to bid or offer levels by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves (continued)

Own credit  the Group takes into account the effect of its own credit standing, when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or subordinated debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from Credit Default Swap prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by the conversion of underlying currency balances at spot rates for each period, however the income statement includes intra-period foreign exchange sell-offs.

Key points
•
There was an overall increase in the own credit adjustment due to credit spreads widening, partially offset by the net impact of foreign exchange movements in the first half of the year and early redemption of a 20 year subordinated debt issuance as part of the Group’s liability management exercise.

•	The cumulative movements in the post tax fair value of own debt through the income statement was £1.7 billion at 30 June 2010 (31 March 2010 - £1.3 billion; 31 December 2009 - £1.4 billion).

Notes (continued)

13. Financial instruments (continued)
Valuation hierarchy
The table below shows financial instruments carried at fair value, by valuation method.

	30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Assets
Loans and advances:
- reverse repos	71.5	-	71.5	-	53.2	-	53.2	-
- other	45.8	-	44.5	1.3	35.9	-	34.8	1.1

	117.3	-	116.0	1.3	89.1	-	88.0	1.1
Debt securities:
- government	132.7	119.0	13.7	-	134.1	118.2	15.9	-
- RMBS (1)	48.6	-	48.1	0.5	57.1	-	56.6	0.5
- CMBS (2)	4.6	-	4.1	0.5	4.1	-	4.0	0.1
- CDOs (3)	3.8	-	0.9	2.9	3.6	-	2.6	1.0
- CLOs (4)	9.0	-	7.7	1.3	8.8	-	8.0	0.8
- other ABS (5)	5.6	-	4.0	1.6	6.1	-	5.2	0.9
- corporate	9.4	-	8.7	0.7	10.5	-	9.9	0.6
- banks and building societies and other	14.0	-	13.8	0.2	14.9	-	14.7	0.2

	227.7	119.0	101.0	7.7	239.2	118.2	116.9	4.1
Equity shares	17.3	13.1	2.4	1.8	16.0	12.2	2.5	1.3
Derivatives:
- foreign exchange	85.1	-	85.0	0.1	68.3	-	68.1	0.2
- interest rate	392.8	0.2	390.7	1.9	321.5	0.3	319.7	1.5
- equities and commodities	5.9	0.1	5.8	-	6.7	0.3	6.1	0.3
- credit - APS (6)	1.4	-	-	1.4	1.4	-	-	1.4
- credit – other	37.7	-	33.4	4.3	40.3	0.1	37.2	3.0

	522.9	0.3	514.9	7.7	438.2	0.7	431.1	6.4

Group before RFS MI	885.2	132.4	734.3	18.5	782.5	131.1	638.5	12.9
RFS MI (7)	-	-	-	-	25.6	15.4	10.0	0.2

Total assets	885.2	132.4	734.3	18.5	808.1	146.5	648.5	13.1

Of which available-for-sale:
Debt securities:
- government	66.2	59.6	6.6	-	64.9	58.3	6.6	-
- RMBS (1)	34.1	-	33.9	0.2	37.2	-	37.0	0.2
- CMBS (2)	1.5	-	1.5	-	1.6	-	1.6	-
- CDOs (3)	2.1	-	0.6	1.5	1.6	-	1.2	0.4
- CLOs (4)	5.7	-	5.0	0.7	5.5	-	5.4	0.1
- other ABS (5)	4.3	-	3.0	1.3	4.6	-	4.0	0.6
- corporate	2.3	-	2.3	-	2.5	-	2.5	-
- banks and building societies and other	7.7	-	7.7	-	7.5	-	7.5	-

	123.9	59.6	60.6	3.7	125.4	58.3	65.8	1.3
Equity shares	2.9	0.3	1.5	1.1	2.6	0.3	1.6	0.7

Group before RFS MI	126.8	59.9	62.1	4.8	128.0	58.6	67.4	2.0
RFS MI (7)	-	-	-	-	18.2	12.2	6.0	-

Group	126.8	59.9	62.1	4.8	146.2	70.8	73.4	2.0

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Liabilities
Deposits:
- repos	70.4	-	70.4	-	62.5	-	62.5	-
- other	53.6	-	53.5	0.1	49.1	-	49.0	0.1

	124.0	-	123.9	0.1	111.6	-	111.5	0.1
Debt securities in issue	45.7	-	44.4	1.3	45.4	-	43.1	2.3
Short positions	43.0	31.7	10.2	1.1	40.5	27.1	13.2	0.2
Derivatives:
- foreign exchange	88.7	-	88.6	0.1	63.6	-	63.6	-
- interest rate	377.5	0.4	376.2	0.9	309.3	0.1	308.4	0.8
- equities and commodities	9.0	-	8.9	0.1	9.5	0.8	8.5	0.2
- credit	33.8	-	33.3	0.5	39.1	-	38.2	0.9

	509.0	0.4	507.0	1.6	421.5	0.9	418.7	1.9
Other financial liabilities	1.1	-	1.1	-	1.3	-	1.3	-

Group before RFS MI	722.8	32.1	686.6	4.1	620.3	28.0	587.8	4.5
RFS MI (7)	-	-	-	-	6.1	0.2	5.8	0.1

Total liabilities – Group	722.8	32.1	686.6	4.1	626.4	28.2	593.6	4.6

For notes to this table refer to page 89.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2010			31 December 2009
	Level 3	Level 3 sensitivity (8)		Level 3	Level 3 sensitivity (8)
	£bn	£m	£m	£bn	£m	£m

Assets
Loans and advances	1.3	60	(50)	1.1	80	(40)
Debt securities:
- government	-	-	-	-	-	-
- RMBS (1)	0.5	70	(60)	0.5	30	(10)
- CMBS (2)	0.5	60	(40)	0.1	30	-
- CDOs (3)	2.9	250	(100)	1.0	130	(80)
- CLOs (4)	1.3	120	(70)	0.8	80	(50)
- other ABS (5)	1.6	140	(100)	0.9	120	(40)
- corporate	0.7	70	(70)	0.6	70	(20)
- banks and building societies and other	0.2	20	(60)	0.2	10	(30)

	7.7	730	(500)	4.1	470	(230)
Equity shares	1.8	260	(310)	1.3	260	(200)
Derivatives:
- foreign exchange	0.1	10	(10)	0.2	10	-
- interest rate	1.9	130	(150)	1.5	80	(100)
- equities and commodities	-	-	-	0.3	20	(20)
- credit: APS (6)	1.4	1,810	(1,600)	1.4	1,370	(1,540)
- credit: other	4.3	470	(370)	3.0	420	(360)

	7.7	2,420	(2,130)	6.4	1,900	(2,020)

Group before RFS MI	18.5	3,470	(2,990)	12.9	2,710	(2,490)
RFS MI (7)	-	-	-	0.2	20	(20)

Total assets - Group	18.5	3,470	(2,990)	13.1	2,730	(2,510)

Liabilities
Deposits	0.1	30	(30)	0.1	-	(10)
Debt securities in issue	1.3	40	(30)	2.3	50	(10)
Short positions	1.1	30	(120)	0.2	10	(20)
Derivatives:
- foreign exchange	0.1	-	-	-	-	-
- interest rate	0.9	50	(50)	0.8	40	(60)
- equities and commodities	0.1	10	(10)	0.2	20	(70)
- credit	0.5	60	(60)	0.9	80	(100)

	1.6	120	(120)	1.9	140	(230)
Other financial liabilities	-	-	-	-	-	-

Group before RFS MI	4.1	220	(300)	4.5	200	(270)
RFS MI (7)	-	-	-	0.1	-	-

Total liabilities - Group	4.1	220	(300)	4.6	200	(270)

For notes to this table refer to page 89.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale included above comprise:

	30 June 2010			31 December 2009
	Level 3	Level 3 sensitivity (7)		Level 3	Level 3 sensitivity (7)
	£bn	£m	£m	£bn	£m	£m
- RMBS (1)	0.2	10	-	0.2	-	-
- CDOs (3)	1.5	120	(40)	0.4	40	(20)
- CLOs (4)	0.7	60	(20)	0.1	10	(10)
- other ABS (5)	1.3	90	(50)	0.6	40	(20)

	3.7	280	(110)	1.3	90	(50)
Equity shares	1.1	140	(160)	0.7	100	(90)

Group before RFS MI and Group	4.8	420	(270)	2.0	190	(140)

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligation.
(5)	Asset-backed securities.
(6)	Asset Protection Scheme.
(7)	RFS MI 2009 financial instruments carried at fair value at 31 December 2009 comprised:
(a) Loans and advances: £0.6 billion is level 2;
(b) Debt securities: £18.2 billion of which £12.1 billion is level 1 and £6.1 billion in level 2;
(c) Equity shares of £3.5 billion of which £3.2 billion is level 1, £0.1 billion is level 2 and £0.2 billion is level 3;
(d) Derivative assets of £3.3 billion of which £0.1 billion is level 1 and £3.2 billion is level 2;
(e) Deposits of £3.4 billion in level 2;
(f) Debt securities in issue of £0.1 billion is level 1; and
(g) Derivative liabilities of £2.6 billion of which £0.2 billion is in level 1, £2.3 billion in level 2 and £0.1 billion is level 3.
(8)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(9)	For details on levels 1, 2 and 3 refer to Note 11 - Financial instruments of the Group’s 2009 Annual Report and Accounts.

Notes (continued)

13. Financial instruments (continued)

Level 3 portfolios movement table

			Transfers
	1 January 2010	Gains or losses (1)	In	Out	Purchases and issues	Sales and settlements	FX (2)	30 June 2010
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	1,059	13	251	(62)	103	(101)	40	1,303
Debt securities	2,622	338	1,451	(246)	604	(829)	37	3,977
Equity shares	711	(36)	7	(42)	299	(176)	(42)	721
Derivatives	6,429	611	2,211	(471)	159	(1,283)	13	7,669

	10,821	926	3,920	(821)	1,165	(2,389)	48	13,670

AFS:
Debt securities	1,325	528	2,845	(762)	53	(273)	(8)	3,708
Equity shares	749	(15)	3	-	579	(225)	(15)	1,076

	2,074	513	2,848	(762)	632	(498)	(23)	4,784

Total assets (3)	12,895	1,439	6,768	(1,583)	1,797	(2,887)	25	18,454

Liabilities
Deposits	103	-	-	(43)	-	-	3	63
Debt securities in issue	2,280	(53)	-	(703)	12	(163)	(29)	1,344
Short positions	184	(5)	934	(107)	54	-	(4)	1,056
Derivatives	1,987	(78)	124	(405)	47	(129)	64	1,610
Other	1	-	-	-	-	(1)	-	-

Total liabilities (3)	4,555	(136)	1,058	(1,258)	113	(293)	34	4,073

Notes:
(1)	Net gains recognised in the income statement and statement of comprehensive income during the period were £806 million and £497 million respectively.
(2)	Foreign exchange movements.
(3)	Balances of £160 million of debt securities and £65 million of debt securities in issue at 1 January 2010, relating to RFS MI were excluded from the table above.

Notes (continued)

13. Financial instruments (continued)

Key points
•
Total assets carried at fair value increased from £782.5 billion at 31 December 2009 to £885.2 billion at 30 June 2010, principally reflecting an increase in derivatives - £84.7 billion, reverse repos - £18.3 billion, other loans - £9.9 billion, including derivative cash collateral, partially offset by a decrease in debt securities - £11.5 billion.

•
Level 3 assets, 2.1% (31 December 2009 – 1.6%) of total assets carried at fair value, increased by £5.6 billion to £18.5 billion due primarily to transfers from level 2, reflecting the movement of some lower quality AFS CDOs and CLOs in Non-Core, where price discovery indicates uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines resulted in these credit derivatives moving to level 3. Increase in level 3 equity shares primarily reflects the effect of debt restructuring in Non-Core.

•
Level 3 liabilities decreased marginally with increases in short positions, reflecting transfers of lower quality ABS to level 3 as in assets above, being offset by decreases in other categories. Debt securities in issue have reduced in the period due to transfers to level 2 and the early redemption of a note as part of the Group’s liability management exercise.

•	There were no significant transfers between levels 1 and 2 in the period.

Notes (continued)

14. Debt securities

	Central and local government
	UK	US	Other	Banks and building societies	ABS	Corporate	Other	Group before RFS MI	RFS MI	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
HFT	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161	-	103,161
DFV	1	-	357	3	234	24	-	619	-	619
AFS	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941	-	123,941
LAR	11	-	-	18	7,148	1,274	88	8,539	-	8,539

Group	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260	-	236,260

AFS:
Gross unrealised gains	345	844	1,135	63	996	83	3	3,469	-	3,469
Gross unrealised losses	(1)	-	(496)	(31)	(2,479)	(26)	(2)	(3,035)	-	(3,035)

31 December 2009
HFT	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413	69	111,482
DFV	122	3	385	418	394	1,087	20	2,429	174	2,603
AFS	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382	17,916	143,298
LAR	1	-	-	-	7,924	1,853	93	9,871	-	9,871

Group before RFS MI	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
RFS MI	721	183	11,871	3,803	580	906	95		18,159

Group	27,322	23,402	96,133	17,796	88,182	13,288	1,131			267,254

AFS:
Gross unrealised gains	84	213	560	68	770	53	4	1,752	660	2,412
Gross unrealised losses	(57)	(88)	(209)	(61)	(3,313)	(48)	(6)	(3,782)	(128)	(3,910)

Notes (continued)

15. Derivatives

	30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	37,670	38,402	26,559	24,763
Currency swaps	28,232	32,336	25,221	23,337
Options purchased	19,191	-	16,572	-
Options written	-	17,921	-	15,499

Interest rate contracts
Interest rate swaps	324,978	313,019	263,902	251,829
Options purchased	65,818	-	55,471	-
Options written	-	62,766	-	55,462
Futures and forwards	2,033	1,702	2,088	2,033

Credit derivatives	38,981	33,795	41,748	39,127

Equity and commodity contracts	5,968	9,025	6,638	9,484

Group before RFS Holdings minority interest	522,871	508,966	438,199	421,534
RFS Holdings minority interest (1)	-	-	3,255	2,607

Group	522,871	508,966	441,454	424,141

Note:
(1)	RFS Holdings minority interest derivatives contracts at 31 December 2009 comprised:
	(a)	Exchange rate assets of £931 million and liabilities of £320 million;
	(b)	Interest rate assets of £2,131 million and liabilities of £2,091 million; and
	(c)	Equity and commodity assets of £193 million and liabilities of £196 million.

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set-off. They are, however, effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £523 billion derivatives assets shown above, £422 billion (31 December 2009 - £359 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

Notes (continued)

16. Available-for-sale reserves
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available for sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in the US and Europe. The underlying securities remain unimpaired.

During the first half of 2010 impairment losses of £36 million (first half 2009 - £725 million - full year 2009 - £809 million) were charged to profit or loss.

	First half 2010	First half 2009	Full year 2009
Available-for-sale reserves	£m	£m	£m

At beginning of period	(1,755)	(3,561)	(3,561)
Unrealised gains/(losses) in the period	647	(1,494)	1,202
Realised (gains)/losses in the period	(127)	197	981
Taxation	(208)	592	(377)
Recycled to profit or loss on disposal of businesses, net of £6 million tax	(16)	-	-

At end of period	(1,459)	(4,266)	(1,755)

Losses were realised during the first half of the year on disposal of a portfolio of lower-rated sovereign debt securities, including Greece and Portugal.

Notes (continued)

17. Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	30 June 2010	31 December 2009
Composition of regulatory capital	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,058	69,890
Minority interests	2,492	16,895
Adjustments for:
- Goodwill and other intangible assets – continuing business	(14,482)	(17,847)
- Goodwill and other intangible assets – discontinued businesses	(757)	(238)
- Unrealised losses on AFS debt securities	1,553	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(117)	(207)
- Reallocation of preference shares and innovative securities	(548)	(656)
- Other regulatory adjustments	(1,081)	(1,184)
Less excess of expected losses over provisions net of tax	(1,903)	(2,558)
Less securitisation positions	(2,004)	(1,353)
Less APS first loss	(4,936)	(5,106)

Core Tier 1 capital	50,275	59,524
Preference shares	5,630	11,265
Innovative Tier 1 securities	4,768	5,213
Tax on the excess of expected losses over provisions	759	1,020
Less deductions from Tier 1 capital	(271)	(601)

Total Tier 1 capital	61,161	76,421

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	117	207
Collective impairment provisions	800	796
Perpetual subordinated debt	1,839	4,950
Term subordinated debt	16,895	20,063
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(4,937)	(5,532)
Less APS first loss	(4,936)	(5,106)

Total Tier 2 capital	9,789	15,389

Supervisory deductions
Unconsolidated investments
- RBS Insurance	(4,016)	(4,068)
- Other investments	(176)	(404)
Other deductions	(274)	(93)

Deductions from total capital	(4,466)	(4,565)

Total regulatory capital	66,484	87,245

Notes (continued)

18. Contingent liabilities and commitments

	30 June 2010	31 December 2009
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	35,920	36,579
Other contingent liabilities	12,988	13,410

	48,908	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	270,531	289,135
Other commitments	4,715	3,483

	275,246	292,618

Group before RFS Holdings minority interest	324,154	342,607
RFS Holdings minority interest (1)	37	9,054

Total contingent liabilities and commitments	324,191	351,661

Note:
(1)	RFS Holdings minority interest’s contingent liabilities and commitments of £9,054 million at 31 December 2009 comprised:
	(a)	Guarantees of £3,429 million;
	(b)	Other contingent liabilities of £602 million;
	(c)	Undrawn formal standby facilities, credit lines and other commitments to lend of £2,499 million; and
	(d)	Other commitments of £2,524 million.

Additional contingent liabilities arise in the normal course of the Group’s business.  It is not anticipated that any material loss will arise from these transactions.

19. Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBSG and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section entitled “Litigation”, so far as RBS Group is aware, neither RBSG nor any member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group’s financial position or profitability.

Unarranged overdraft charges
In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the “Charges”). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the “Regulations”) or are unenforceable under the common law penalty doctrine (or both).

Notes (continued)

19. Litigation (continued)

Unarranged overdraft charges (continued)
In July 2007, the Office of Fair Trading (“OFT”) issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges.  The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

19. Litigation (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.
In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldmans Sachs International and ABN AMRO Bank NV (now known as The Royal Bank of Scotland N.V.) in relation to claims arising out of the World Online initial public offering of 2000.  It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. RBS Group does not believe that any final liability or loss will have a significant effect on RBS Group’s financial position or profitability.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on RBS Group’s financial position or profitability in any particular period.

Notes (continued)

20. Investigations
RBS Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues and it is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group’s business activities or fines. Any of these events or circumstances could have a material adverse impact on RBS Group, its business, reputation, results of operations or the price of securities issued by it.

In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group’s control but could have an adverse impact on RBS Group’s businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees
In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Notes (continued)

20. Investigations (continued)

Multilateral interchange fees (continued)
Visa’s cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.  However on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the “CAT”) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on RBS Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (“PPI”), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product and considers that the other remedies it proposed in 2009 are still needed. The CC’s current Administrative Timetable is to publish a supplementary final report by late September/October 2010 and it will then give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The Financial Services Authority (“FSA”) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (“FOS”) and many of these are being upheld by the FOS against the banks.

Notes (continued)

20. Investigations (continued)

Payment Protection Insurance (continued)
Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and firms are required to implement the measures contained in it by 1 December 2010. Separately, discussions continue between the FSA and the RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (“PCA”) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.  On 16 March 2010 the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct 6-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell, mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT called for evidence by 8 July 2010, and RBS Group has submitted a response.  The OFT anticipates that its report will be available in Autumn 2010. At this stage, it is not possible to estimate the impact of the OFT’s report and recommendations regarding barriers to entry upon RBS Group, if any.

Notes (continued)

20. Investigations (continued)

Equity underwriting
On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services. It intends to look at three key issues: (i) the provision of underwriting and related services: this will focus on the level of competition in the market at the time advisers and underwriters are appointed by companies and how the services are sold; (ii) how underwriting services are purchased: this will focus on the level of information issuing companies have and are provided with and what incentives they may have in making their decisions; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT will look at the rules that govern the role of professional advisers and other firms and whether they facilitate or hinder competition. Before it formally commences work on the market study, the OFT asked for views on scope by 9 July 2010. The OFT then proposes to commence the market study at some point over summer 2010 with the aim of concluding the initial phase of work by the end of 2010. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what impact this study may have on RBS Group, its business or results of operations.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (“ICB”). The ICB will consider the structure of the United Kingdom banking sector and will look at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, including an analysis of the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking sector; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being seen as “too big to fail”. The ICB reports to the Cabinet Committee on Banking and is required to produce a final report by the end of September 2011. At this stage it is not possible to estimate the impact of the ICB’s report and recommendations upon the RBS Group, if any.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (“DoJ”) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) formally entered into a Deferred Prosecution Agreement (“DPA”) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings N.V..The agreement was signed by The Royal Bank of Scotland N.V. and is binding on that entity and its subsidiaries. Pursuant to the DPA, The Royal Bank of Scotland N.V. paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to fully cooperate with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon RBS Holdings N.V.’s operations, any of which could have material adverse impact on its business, reputation, results of operation and financial condition.

Notes (continued)

20. Investigations (continued)

Securitisation and collateralised debt obligation business
The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigations. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

Other investigations
In the UK, the OFT has been investigating RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. RBS Group co-operated fully with the OFT's investigation and on 30 March 2010 the OFT announced that it had arrived at an early resolution agreement with RBS Group by which RBS Group will pay a (discounted) fine of approximately £28.6 million and admit a breach in competition law relating to the provision of loan products to professional services firms.

In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBS Group and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of RBS Group’s UK subsidiaries relating to compliance with UK Money Laundering Regulations 2007 during the period from December 2007 to December 2008. RBS Group and its subsidiaries have co-operated fully with this investigation. On 2 August 2010, the FSA issued a Decision Notice to the relevant Group subsidiaries, indicating that the investigation had found that, during the relevant period, RBS Group failed to establish and maintain appropriate policies and processes to prevent funds or financial services being made available to the financial sanctions targets which are on the official lists published by the UK Government as part of the UK’s financial sanctions regime (known as the Treasury List).

The issues which gave rise to this action by the FSA were self-identified by the Group and were notified to the FSA early in 2009. Remedial actions also commenced early in 2009.

RBS Group has agreed a settlement of this matter with the FSA as part of which it will pay a fine amounting to £5.6 million reflecting a discount applicable to early settlement.

Notes (continued)

20. Investigations (continued)

Other investigations (continued)
In March 2010, the FSA notified RBS Group that it was commencing an investigation into aspects of complaint handling relating to RBS plc and NatWest retail bank products and services. RBS Group and its subsidiaries are co-operating fully with this investigation.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales.  RBS Group and its subsidiaries are cooperating fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

21. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK's compensation fund of last resort for customers of authorised financial services firms. It is funded through management expenses levies and compensation levies on authorised firms. The management expenses levy is subject to an annual limit; the limit for 2010/11 has been set at £1 billion. There are also limits to the amounts the FSCS can levy in a financial year for compensation payments; for deposits the limit is currently £1.84 billion; costs in excess of this threshold would be shared more widely.

In relation to protected deposits, each participant contributes towards FSCS levies in proportion to its share of such deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).  The FSCS also has the power to impose exit levies on firms who cease to be participants in the scheme to reflect the contributions which they would otherwise have been obliged to make.

The FSCS has obtained funding from HM Treasury to meet compensation for customers of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki Islands ‘Icesave’ and London Scottish Bank. Under the terms of the borrowings, to the extent that they are not repaid by 31 March 2012, an amortisation schedule will be agreed between HM Treasury and the FSCS based upon expected recovery and levy amounts, taking into account market conditions at that time. There is no obligation for the FSCS to raise compensation cost levies in relation to these defaults before 31 March 2012.  No provision has been made for such compensation levies as the amounts are not yet known.

Notes (continued)

22. Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy from 1 January 2011.  The levy will be charged on total liabilities and equity excluding: Tier 1 capital; insured retail deposits; repos secured on sovereign debt; and policyholder liabilities of retail insurance businesses within banking groups. The rate proposed is 0.07%; there will be a lower rate of 0.04% in 2011. There will also be a reduced rate for longer-maturity wholesale funding (more than one year remaining to maturity) to be set at 0.02% rising to 0.035%; half the main rate.  The levy will apply to the consolidated balance sheet of the Group.  As full details of the levy are not yet finalised - HM Treasury has recently issued a consultation paper - the Group is unable at this stage to estimate reliably the contributions it will be required to make.

23. Related party transactions
Related party transactions in the half year ended 30 June 2010 were similar in nature to those for the year ended 31 December 2009.

Full details of the Group’s related party transactions for the year ended 31 December 2009 are included in the Group’s 2009 Annual Report and Accounts.

24 Consolidating financial information
The Royal Bank of Scotland plc ('RBS plc') is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc. RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

-	RBSG plc on a stand-alone basis as guarantor ('RBSG Company')
-	RBS plc on a stand-alone basis as issuer ('RBS Company')
-	Non-guarantor Subsidiaries of RBSG Company and RBS Company on a combined basis ('Subsidiaries')
-	Consolidation adjustments; and
-	RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG Company and RBS Company account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results for the period of RBSG Company and RBS Company in the information below by £204 million and £(1,060) million respectively for the six months ended 30 June 2010 (£(1,169) million and £3,331 million for the six months ended 30 June 2009). The net assets of RBSG Company and RBS Company in the information below would also be increased/(decreased) by £13,282 million and £9,363 million respectively at 30 June 2010 (£12,154 million and £9,533 million at 31 December 2009).

Income statements

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2010	£m	£m	£m	£m	£m

Net interest income	198	2,032	5,308	(320)	7,218
Non-interest income (excluding insurance net premium income)	(237)	6,183	1,629	600	8,175
Insurance net premium income	-		2,567	-	2,567
Total income	(39)	8,215	9,504	280	17,960

Operating expenses	-	(3,857)	(5,538)	225	(9,170)
Insurance net claims	-	-	(2,459)	-	(2,459)
Impairment losses	-	(1,674)	(3,495)	7	(5,162)
Operating (loss)/profit before tax	(39)	2,684	(1,988)	512	1,169

Tax	(32)	(844)	(128)	72	(932)
(Loss)/profit from continuing operations	(71)	1,840	(2,116)	584	237

Loss from discontinued operations, net of tax	-	-	(680)	(26)	(706)
(Loss)/profit for the period	(71)	1,840	(2,796)	558	(469)

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2009	£m	£m	£m	£m	£m

Net interest income	155	1,926	4,785	(17)	6,849
Non-interest income (excluding insurance net premium income)	2,838	5,671	1,701	(695)	9,515
Insurance net premium income	-	-	2,657	-	2,657
Total income	2,993	7,597	9,143	(712)	19,021

Operating expenses	(1)	(4,252)	(5,522)	(185)	(9,960)
Insurance net claims	-	-	(1,891)	-	(1,891)
Impairment losses	-	(3,779)	(3,957)	215	(7,521)
Operating profit/(loss) before tax	2,992	(434)	(2,227)	(682)	(351)

Tax	(157)	631	504	(522)	456
Profit/(loss) from continuing operations	2,835	197	(1,723)	(1,204)	105

Profit from discontinued operations, net of tax	-	-	30	-	30
Profit/(loss) for the period	2,835	197	(1,693)	(1,204)	135

Balance sheets

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
At 30 June 2010	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	19,444	10,147	-	29,591
Loans and advances to banks	26,019	114,109	336,299	(374,275)	102,152
Loans and advances to customers	3,283	351,222	356,780	(132,514)	578,771
Debt securities	1,392	204,100	113,002	(82,234)	236,260
Equity shares	-	843	17,285	(802)	17,326
Investments in Group undertakings	52,499	28,422	12,120	(93,041)	-
Settlement balances	-	10,542	10,217	(41)	20,718
Derivatives	1,587	529,017	46,666	(54,399)	522,871
Intangible assets	-	316	7,259	6,907	14,482
Property, plant and equipment	-	2,315	15,319	(26)	17,608
Deferred taxation	2	493	5,426	(82)	5,839
Prepayments, accrued income and other assets	37	5,198	10,768	(1,908)	14,095
Assets of disposal groups	-	5,551	17,064	(275)	22,340
Total Assets	84,819	1,271,572	958,352	(732,690)	1,582,053

Liabilities
Deposits by banks	-	214,741	232,684	(306,550)	140,875
Customer accounts	1,026	300,224	371,650	(181,355)	491,545
Debt securities in issue	10,291	121,133	167,286	(81,393)	217,317
Settlement balances and short positions	-	34,770	29,034	(1,080)	62,724
Derivatives	252	509,479	53,634	(54,399)	508,966
Accruals, deferred income and other liabilities	1,399	9,240	14,927	(699)	24,867
Retirement benefit liabilities	-	17	796	1,798	2,611
Deferred taxation	2	96	2,830	(733)	2,195
Insurance liabilities	-	-	6,556	(35)	6,521
Subordinated liabilities	8,329	29,064	10,551	(20,421)	27,523
Liabilities of disposal groups	-	4,023	13,592	-	17,615
Total liabilities	21,299	1,222,787	903,540	(644,867)	1,502,759
Minority interests	-		1,956	536	2,492
Equity owners	63,520	48,785	52,856	(88,359)	76,802

Total equity	63,520	48,785	54,812	(87,823)	79,294
Total liabilities and equity	84,819	1,271,572	958,352	(732,690)	1,582,053

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
At 31 December 2009	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	21,099	31,162	-	52,261
Loans and advances to banks	31,238	77,365	305,163	(322,013)	91,753
Loans and advances to customers	2,777	338,548	510,117	(123,049)	728,393
Debt securities	1,286	214,598	141,004	(89,634)	267,254
Equity shares	-	1,025	19,265	(762)	19,528
Investments in Group undertakings	64,766	29,385	12,282	(106,433)	-
Settlement balances	11	4,159	7,863	-	12,033
Derivatives	1,169	450,913	63,856	(74,484)	441,454
Intangible assets	-	210	10,986	6,651	17,847
Property, plant and equipment	-	2,447	16,945	5	19,397
Deferred taxation	2	1,728	5,391	(82)	7,039
Prepayments, accrued income and other assets	43	9,988	12,780	(1,826)	20,985
Assets of disposal groups	-	7,150	11,392	-	18,542
Total Assets	101,292	1,158,615	1,148,206	(711,627)	1,696,486

Liabilities
Deposits by banks	93	188,548	203,497	(249,994)	142,144
Customer accounts	13,264	289,792	487,290	(176,144)	614,202
Debt securities in issue	11,788	129,814	212,737	(86,771)	267,568
Settlement balances and short positions	-	28,352	25,671	(3,147)	50,876
Derivatives	446	430,005	68,174	(74,484)	424,141
Accruals, deferred income and other liabilities	1,357	9,949	21,025	(2,004)	30,327
Retirement benefit liabilities	-	16	1,057	1,890	2,963
Deferred taxation	-	-	3,340	(529)	2,811
Insurance liabilities	-	-	10,281	-	10,281
Subordinated liabilities	8,762	30,513	18,428	(20,051)	37,652
Liabilities of disposal groups	-	6,108	12,782	-	18,890

Total liabilities	35,710	1,113,097	1,064,282	(611,234)	1,601,855
Minority interests	-	-	2,166	14,729	16,895
Equity owners	65,582	45,518	81,758	(115,122)	77,736

Total equity	65,582	45,518	83,924	(100,393)	94,631
Total liabilities and equity	101,292	1,158,615	1,148,206	(711,627)	1,696,486

Cash Flow Statements

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2010	£m	£m	£m	£m	£m

Net cash flows from operating activities	(14,834)	11,274	6,955	(13,816)	(10,421)
Net cash flows from investing activities	11,859	3,891	(1,844)	(13,084)	822
Net cash flows from financing activities	(3,029)	(645)	(22,739)	13,618	(12,795)
Effects of exchange rate changes on cash and cash equivalents	(135)	(1,023)	2,460	(1,657)	(355)
Net (decrease) / increase in cash and cash equivalents	(6,139)	13,497	(15,168)	(14,939)	(22,749)

Cash and cash equivalents at the beginning of the period	16,448	78,716	174,913	(125,891)	144,186
Cash and cash equivalents at the end of the period	10,309	92,213	159,745	(140,830)	121,437

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2009	£m	£m	£m	£m	£m

Net cash flows from operating activities	1,338	44,714	29,480	(77,780)	(2,248)
Net cash flows from investing activities	(3,741)	(14,983)	19,146	4,039	4,461
Net cash flows from financing activities	(1,266)	(197)	(3,075)	(987)	(5,525)
Effects of exchange rate changes on cash and cash equivalents	(193)	(4,466)	(9,610)	3,433	(10,836)
Net (decrease) / increase in cash and cash equivalents	(3,862)	25,068	35,941	(71,295)	(14,148)

Cash and cash equivalents at the beginning of the period	5,069	73,449	114,527	(58,120)	134,925
Cash and cash equivalents at the end of the period	1,207	98,517	150,468	(129,415)	120,777

Average balance sheet

	First half 2010			First half 2009(1)
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	47,508	271	1.14	49,666	481	1.94
Loans and advances to customers	522,651	9,452	3.62	601,933	11,949	3.97
Debt securities	139,751	1,857	2.66	119,756	2,211	3.69

Interest-earning assets – banking business	709,910	11,580	3.26	771,355	14,641	3.80
Trading business	278,527			306,304

Total interest-earning assets	988,437			1,077,659
Non-interest earning assets	734,494			1,093,616

Total assets	1,722,931			2,171,275

Liabilities
Deposits by banks	90,189	715	1.59	141,778	1,771	2.50
Customer accounts	342,651	1,834	1.07	363,726	2,734	1.50
Debt securities in issue	188,644	1,701	1.80	207,440	2,986	2.88
Subordinated liabilities	30,413	237	1.56	34,889	732	4.20
Internal funding of trading business	(47,609)	(125)	0.53	(77,925)	(431)	1.11

Interest-bearing liabilities – banking business	604,288	4,362	1.44	669,908	7,792	2.33
Trading business	301,816			352,953

Total interest-bearing liabilities	906,104			1,022,861
Non-interest-bearing liabilities
- demand deposits	46,937			42,086
- other liabilities	695,265			1,049,177
Owners’ equity	74,625			57,151

Total liabilities and owners’ equity	1,722,931			2,171,275

Note:
(1)	Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

	First half 2010	First half 2009
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.26	3.80
Cost of interest-bearing liabilities of banking business	(1.44)	(2.33)

Interest spread of banking business	1.82	1.47
Benefit from interest-free funds	0.21	0.31

Net interest margin of banking business	2.03	1.78

Capital resources and ratios

	30 June 2010	31 December 2009
	£m	£m

Capital base
Core Tier 1 capital	50,275	59,524
Preference shares and tax deductible securities	10,398	16,478
Deductions from Tier 1 capital net of tax credit on expected losses	488	419

Tier 1 capital	61,161	76,421
Tier 2 capital	9,789	15,389

	70,950	91,810
Less: Supervisory deductions	(4,466)	(4,565)

Total regulatory capital	66,484	87,245

Risk-weighted assets
Credit risk	412,500	513,200
Counterparty risk	80,200	56,500
Market risk	70,600	65,000
Operational risk	37,100	33,900

	600,400	668,600
Asset Protection Scheme relief	(123,400)	(127,600)

	477,000	541,000

Risk asset ratio
Core Tier 1	10.5%	11.0%
Tier 1	12.8%	14.1%
Total	13.9%	16.1%

Principal risks and uncertainties

The principal risks and uncertainties for the Group in the second half of 2010 are:

The company and its United Kingdom bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 and under such circumstances shareholders may lose the full value of their shares.
HM Treasury, the Bank of England and the FSA (together, the “Authorities”) have extensive powers under the Banking Act 2009 to stabilise United Kingdom banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (“FSMA”) as part of the special resolution regime implemented by the Banking Act 2009. The stabilisation options available to the Authorities comprise private sector transfer, transfer to a ‘bridge bank’ established by the Bank of England and nationalisation of the relevant entity or its United Kingdom incorporated holding company. The Authorities also have powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act 2009 to be used effectively.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. The stabilisations options may only be exercised if certain conditions are satisfied, which include that the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy in order to retain its authorisation to perform regulated activities. One stabilisation option is for HM Treasury to take the parent company of a relevant entity (such as RBSG) into temporary public ownership if certain conditions are satisfied.

If RBSG were transferred into temporary public ownership, HM Treasury or the Bank of England may (depending on the stabilisation option adopted) exercise extensive transfer powers in respect of securities issued by RBSG (the “Securities”) and its property, rights and liabilities. Exercise of these powers could involve taking various actions in relation to any securities issued by RBSG without the consent of holders of such securities. If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business (including RBS plc’s and NatWest’s) were effected, or if a relevant entity (such as RBS plc or NatWest) were made subject to the special resolution regime and a partial transfer of its business to another entity were effected, the transfer may directly affect RBSG and/or other Group companies by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business effectively. There can be no assurance that the taking of any such actions would not adversely affect the ability of RBSG to satisfy its obligations under the securities issued by it or related contracts. Furthermore, the nature and mix of the assets and liabilities not transferred may adversely affect RBS plc's or NatWest’s financial condition and increase the risk that RBS plc or NatWest may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act 2009. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of securities may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of the securities. However, there can be no assurance that holders of the securities would thereby recover compensation promptly and/or equal to any loss actually incurred.

Principal risks and uncertainties (continued)

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.
The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. The global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial market conditions have not yet fully normalised. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

The performance of the Group may be affected by economic conditions impacting euro-zone member states. For example, the financial problems experienced by the government of Greece may lead to Greece’s issuing significant volumes of debt, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, having a negative impact on the Group’s earnings and financial condition. In addition, euro-zone countries in which the Group operates will be required to provide financial assistance to Greece, which may in turn have a negative impact on the financial condition of those EU member states. Should the economic conditions facing Greece be replicated in other euro-zone member states, the risks above would be exacerbated.

The Group was required to obtain State Aid approval from the European Commission for the aid given to the Group by HM Treasury and for the Group’s State Aid restructuring plan, and the Group is subject to a variety of risks as a result of implementing this plan.
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B Shares in the capital of RBSG (“B Shares”), a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met and the Group’s participation in the Asset Protection Scheme (the “APS”). The prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period commencing on 30 April 2010 will prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings NV group, which are subject to different restrictions) from paying dividends on their preference shares and coupons on other tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the Group’s ability to raise new tier 1 capital through the issuance of ordinary shares and other securities.

It is possible a third party could challenge the State Aid approval decision in the European Courts. The Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the European Commission would need to reconsider its decision, which might result in an adverse outcome for the Group, including a prohibition or amendment to some or all of the terms of the State Aid. The European Commission could also impose conditions that are more disadvantageous, potentially materially so, to the Group than those in the State Aid restructuring plan. The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including risks relating to the disposals required by the plan and the loss of existing customers, deposits and other assets and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Principal risks and uncertainties (continued)

The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources and may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s competitors in the Group’s markets.

The Group’s ability to implement its strategic plan depends on the success of the Group’s refocus on its core strengths and the balance sheet reduction programme arising out of its non-core restructuring plan and the State Aid restructuring plan.
In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme to run down and sell the Group’s non-core assets and the continued review of the Group’s portfolio to identify further disposals of certain non-core assets. The ability to dispose of assets and the price achieved for such disposals is dependent on prevailing economic and market conditions, which may remain challenging. Disposals may be subject to conditions precedent, such as approvals and consents, and the Group may be subject to certain transaction risks, liabilities and restrictions in connection with disposals.  Furthermore, in the context of implementing the State Aid restructuring plan, the Group is subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the Group would have otherwise agreed had the Group not been required to sell such assets as part of the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State Aid conditions.

The extensive organisational restructuring may adversely affect the Group’s business, results of operations and financial condition.
The Group is engaged in extensive organisational restructuring involving the allocation of assets identified as non-core assets and businesses to a separate Non-Core division, and the run down and sale of those assets over a period of time. In addition, to comply with State Aid clearance, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of certain of the Group’s businesses. In order to implement these restructurings, various businesses and divisions within the Group will be re-organised, transferred or sold, or potentially merged with other businesses and divisions within the Group. The Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Since 2008, credit markets worldwide have experienced a severe reduction in liquidity and term funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups has also led to reductions in inter-bank lending, restricting the Group’s access to traditional sources of liquidity. In addition, in common with other banking groups, the Group has also experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group’s overall cost of funding.

Principal risks and uncertainties (continued)

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. While money market conditions improved during the course of 2009, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the Group.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the Group operates.
To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets, the Group may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives.

The financial performance of the Group has been and will be affected by borrower credit quality.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilised over the course of 2009, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States and the rest of Europe, particularly Ireland).

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group.
The Group’s ability to engage in routine funding transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, other institutional clients and sovereign counterparties has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties. Many of these transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets).

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. Severe market events resulted in the Group recording large write-downs on its credit market exposures in 2007, 2008 and 2009. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity make it difficult to value certain of the Group’s exposures. The value ultimately realised by the Group may be materially different from the current or estimated fair value.

Principal risks and uncertainties (continued)

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline and other insurers and other market counterparties (including credit derivative product companies) has deteriorated rapidly, and this may continue. As a result, the Group may recognise further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group’s business.
Some of the most significant market risks the Group faces are interest rate, foreign exchange rate, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the earnings reported by the Group’s non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios.

The Group’s borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government’s credit ratings.
RBSG, RBS plc and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly RBS plc) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements, and adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a negative impact on the Group’s earnings and financial condition. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the Group through HM Treasury’s guarantee scheme, any downgrade in the United Kingdom Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above.

The Group’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.
The Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require the Group to raise additional tier 1 and tier 2 capital by way of further issuances of securities and could result in existing tier 1 and tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital.

Principal risks and uncertainties (continued)

The requirement to raise additional core tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of RBSG. In addition, pursuant to the State Aid approval, should the Group’s Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any changes that limit the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) or access to funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
To establish the value of financial instruments recorded at fair value, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models. These valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
The consolidation that took place in 2008 and 2009 among banking institutions in the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the United Kingdom and United States markets from other European and Asian countries, could increase competitive pressures on the Group. Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. Such factors may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively.

As a condition to HM Treasury support, the Group agreed to certain undertakings which may serve to limit the Group’s operations.
In connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the Group’s accession to the APS and the issuance of £25.5 billion of B Shares, the Group gave certain undertakings including (i) certain lending commitments in relation to United Kingdom residential mortgage lending, lending to SMEs in the United Kingdom and lending to larger commercial and industrial companies in the United Kingdom until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group’s balance sheet.

Principal risks and uncertainties (continued)

The Group has also agreed to certain other commitments, which are material for the structure of the Group and its operations, under the State Aid restructuring plan approved by the European Commission in relation to State Aid. In addition, the Group, together with HM Treasury, has agreed with the European Commission a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital for a two-year period from 30 April 2010. The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement. These undertakings may serve to limit the Group’s operations.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.
The Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as RBSG). The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group’s businesses. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations. As the Group implements cost-saving initiatives and disposes of, or runs down, certain assets or businesses (including as part of its expected restructuring plans), there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time.

Each of the Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention, and changes to the regulations governing financial institutions and reviews of the industry, including nationalisations in the United Kingdom, the United States and other European countries since 2008.

Although it is difficult to predict with certainty the effect that recent regulatory developments will have on the Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as a bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) may result in an increase in the Group’s capital requirements and costs and have an adverse impact on how the Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition.

Principal risks and uncertainties (continued)

The Group’s results have been and could be further adversely affected in the event of goodwill impairment.
Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. The Group tests goodwill for impairment annually or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
Pensions risk is the risk that liabilities of the Group’s various defined benefit pension schemes which are long-term in nature will exceed the schemes’ assets, as a result of which the Group is required or chooses to make additional contributions to the schemes. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.
The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the European Union, the United States and other jurisdictions, including class action litigation, anti-money laundering and sanctions compliance investigations and review by the European Commission under State Aid rules. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or result in a material adverse effect on the Group’s reputation or results of operations.

Operational risks are inherent in the Group’s operations.
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. Operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group.

Principal risks and uncertainties (continued)

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future. On 22 June 2010, the United Kingdom Government announced a number of changes and possible changes to United Kingdom law that could reduce the Group’s profitability including an increase in the standard rate of value added tax from 17.5 per cent. to 20 per cent. from January 2011, the introduction of a banking levy from January 2011 and the possible introduction of a financial activities tax.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.
Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have.

The offer or sale by the United Kingdom Government of all or a portion of its stake in RBSG could affect the market price of the Securities and related securities.
The United Kingdom Government currently holds approximately 68 per cent. of the issued ordinary share capital of RBSG. On 22 December 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The United Kingdom Government has agreed that it shall not exercise rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75 per cent. of the total issued shares in RBSG. The United Kingdom Government may sell all or a part of the ordinary shares that it owns at any time. Offers or sales by the United Kingdom Government of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group’s insurance businesses are subject to inherent risks involving claims.
Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

Principal risks and uncertainties (continued)

The Group’s operations have inherent reputational risk.
Reputational risk is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the United Kingdom, the Financial Services Compensation Scheme is the United Kingdom’s statutory fund of last resort for customers of authorised financial services firms. It is funded by levies on firms authorised by the FSA, including the Group. To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation). The Group may incur additional costs and liabilities.

The Group’s business and earnings may be affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates. The Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring plan for RBS Holdings N.V. is complex and may not realise the anticipated benefits for the Group.
In 2007, the Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010). The restructuring of RBS Holdings N.V. is complex involving substantial reorganisation of RBS Holdings N.V.’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses continues. As the Group does not own 100 per cent. of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A., the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings N.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the Group to realise the expected benefits of the acquisition. In addition, the Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have a negative impact on the Group’s financial condition and results of operations.

Principal risks and uncertainties (continued)

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. On 22 June 2010, the United Kingdom Government announced a proposed staged reduction in the rate of United Kingdom corporation tax from 28 per cent. to 24 per cent. over a four-year period commencing in April 2011. Such changes in tax rate would reduce the recoverable amount of the recognised deferred tax assets. There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s core tier 1 capital ratio.

Risks relating to the Group’s participation in the Asset Protection Scheme, the B Shares, the Contingent B Shares and the Dividend Access Share

Owing to the complexity, scale and unique nature of the APS and the uncertainty surrounding the duration and severity of the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group’s participation in the APS and in the impact of the APS on the Group’s business, operations and financial condition. In addition, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection.
Since the APS is a unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions and there is significant uncertainty about the duration and severity of the recent economic recession, there may be unforeseen issues and risks that may arise as a result of the Group’s participation in the APS and the impact of the APS on the Group’s business, operations and financial condition cannot be predicted with certainty. Such issues or risks may have a material adverse effect on the Group. Moreover, the Group’s choice of assets or exposures to be covered by the APS was based on predictions at the time of its accession to the APS regarding the performance of counterparties and assumptions about market dynamics and asset and liability pricing, all or some of which may prove to be inaccurate. There is, therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and, as a result, the Group’s financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

Principal risks and uncertainties (continued)

There is no assurance that the Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares will achieve the Group’s goals of improving and maintaining the Group’s capital ratios in the event of further losses. Accordingly, the Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may not improve market confidence in the Group and the Group may still face the risk of full nationalisation or other resolution procedures under the Banking Act.
The Group’s participation in the APS, together with the issue of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares (as defined below), has improved its consolidated capital ratios. In the event that the Group’s Core Tier 1 capital ratio declines to below 5 per cent., and if certain conditions are met, HM Treasury is committed to subscribe (the “Contingent Subscription”) for up to an additional £8 billion of B Shares (the “Contingent B Shares”) and, in connection with such subscription, would receive further enhanced dividend rights under the associated series 1 dividend access share in the capital of RBSG (the “Dividend Access Share”). However, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount. In addition, the assets or exposures covered by the APS may not be those with the greatest future losses or with the greatest need for protection. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group’s capital ratios at the requisite levels in the event of further losses and there can be no assurance that this would improve market confidence in the Group. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the ordinary shares and other securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

In the event that the Group’s Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.
In the event that the Group’s Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain specified conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the £8 billion Contingent B Shares, the Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

Principal risks and uncertainties (continued)

In these circumstances, if RBSG is unable to issue the £8 billion Contingent B Shares, the Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. If RBSG is unable to issue the £8 billion Contingent B Shares, the Group’s business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the Group operates, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the Group’s businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The Group may have included Covered Assets that are ineligible (or that later become ineligible) for protection under the APS. Protection under the APS may be limited or may cease to be available where Covered Assets are not correctly or sufficiently logged or described, where a Covered Asset is disposed of (in whole or in part) prior to a Trigger, where the terms of the APS do not apply or are uncertain in their application, where the terms of the protection itself potentially give rise to legal uncertainty, where certain criminal conduct has or may have occurred or where a breach of bank secrecy, confidentiality, data protection or similar laws may occur. In addition, certain assets included in the APS do not satisfy the eligibility requirements of the Scheme Documents. In each case this would reduce the anticipated benefits to the Group of the APS.
The Covered Assets comprise a wide variety and a very large number of complex assets and exposures. As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS, there is a risk that the Group may have included assets or exposures within the Covered Assets that are not eligible for protection under the APS, with the result that such assets or exposures may not be protected by the APS. Furthermore, if Covered Assets are not correctly or sufficiently logged or described, protection under the APS may not be available or may be limited. If a Covered Asset is disposed of prior to the occurrence of a failure to pay, a bankruptcy or a restructuring, as described in the UK Asset Protection Scheme Terms and Conditions (the “Scheme Conditions”) in respect of that Covered Asset (a “Trigger”), the Group will also lose protection under the APS in respect of that disposed asset or, if the Covered Asset is disposed of in part, in respect of that disposed part of the Covered Asset or in some circumstances all of the Covered Asset, in each case with no rebate of the fee payable to HM Treasury, unless an agreement otherwise is reached with HM Treasury at the relevant time. Moreover, since the terms of the credit protection available under the APS are broad, general, complex, and in some instances, operationally restrictive, certain Scheme Conditions may not apply to particular assets, exposures or operational scenarios or their applicability may be uncertain. In addition, many of these provisions applied from 31 December 2008 and therefore may not have been complied with between this date and the date of the Group’s accession to the APS on 22 December 2009. In each case this may result in a loss or reduction of protection. There are certain limited terms and conditions of the Scheme Conditions which are framed in such a way that may give rise to a lack of legal certainty.

Principal risks and uncertainties (continued)

Furthermore, if a member of the Group becomes aware after due and reasonable enquiry that there has been any material or systemic criminal conduct on the part of the Group (including its directors, officers and employees) relating to or affecting any of the Covered Assets, some or all of those assets may cease to be protected by the APS. HM Treasury may also require the withdrawal or RBS may itself consider it necessary to withdraw Covered Assets held in certain jurisdictions where disclosure of certain information to HM Treasury may result in a breach of banking secrecy, confidentiality, data protection or similar laws. In addition, certain derivative and structured finance assets were included in the APS which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements specified in the documents relating to the APS (“Scheme Documents”). RBS and HM Treasury have reached agreement in principle on all major eligibility issues under the Scheme Documents. During the six months ended 30 June 2010, the Group initiated the withdrawal of £2.9 billion of derivative assets from the APS, the status of which had been the subject of a difference of opinion between RBS and HM Treasury.  These withdrawals have since been agreed in principle with HM Treasury. The eligibility requirement issues and withdrawals from the APS remain subject to the agreement of final legal documentation between RBS and HM Treasury, which is expected to be in the third quarter of 2010.

The effect of (i) failures to be eligible and/or to log or correctly describe Covered Assets, (ii) disposals of Covered Assets prior to a Trigger, (iii) the uncertainty of certain Scheme Conditions and the exclusion of certain assets and exposures from the APS and potential lack of legal certainty, (iv) the occurrence of material or systemic criminal conduct on the part of RBS or its representatives relating to or affecting Covered Assets or breach of banking secrecy, confidentiality, data protection or similar laws, (v) failure or potential failure of HM Treasury and RBS to reach agreement in respect of whether (and if so, to what extent) cover should extend to certain ineligible assets and (vi) failure or potential failure of HM Treasury and RBS to reach agreement on the classifications of some structured credit assets included in the APS, may (or, in respect of assets which HM Treasury and RBS have agreed are ineligible, will) impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses. Further, there is no ability to nominate additional or alternative assets or exposures in place of those which turn out not to be covered under the APS. If the Group is then unable to find alternative methods for improving and maintaining its capital ratios, its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

Principal risks and uncertainties (continued)

During the life of the APS, certain or all of the Covered Assets may cease to be protected due to a failure to comply with continuing obligations under the APS, reducing the benefit of the APS to the Group.
The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive continuing obligations under the Scheme Conditions relating to governance, asset management, audit and reporting. The Group’s compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately new approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Operational risk in the context of the APS may result from errors by employees or third-parties, failure to document transactions or procedures properly or to obtain proper authorisations in accordance with the Scheme Conditions, equipment failures or the inadequacy or failure of systems and controls. Since the Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. This risk is particularly acute in the period immediately following the APS becoming effective. Certain of the reporting requirements, in particular, are broad in their required scope and challenging in their required timing. There is, as a result, a real possibility that the Group, at least initially, will not be able to achieve full compliance. Where the Group is in breach of its continuing obligations under the Scheme Conditions in respect of any of the Covered Assets, related assets or other obligations, or otherwise unable to provide or verify information required under the APS within the requisite time periods, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights including the right to modify certain of the Group’s strategies, policies or systems. Therefore, there is a risk that Covered Assets in relation to which the Group has failed to comply with its continuing obligations under the Scheme Conditions, will not be protected or fully protected by the APS. As there is no ability to nominate additional or alternative assets or exposures for cover under the APS, the effect of such failures will impact the level of protection available to the Group and may reduce or eliminate in its entirety the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

Principal risks and uncertainties (continued)

The Scheme Conditions may be modified by HM Treasury in certain prescribed circumstances, which could result in a loss or reduction in the protection provided under the APS in relation to certain Covered Assets, increased costs to the Group in respect of the APS or limitations on the Group’s operations.
HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) to achieve certain specified objectives. Such modifications or replacements may be retrospective and may result in a loss of or reduction in the protection expected by the Group under the APS in relation to certain Covered Assets, an increase in the risk weightings of the Covered Assets, a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions or a material increase in the expenses incurred or costs payable by the Group under the APS. Modifications by HM Treasury of the Scheme Conditions could result in restrictions or limitations on the Group’s operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group’s financial condition and results of operations.

Owing to the complexity of the APS and possible regulatory capital developments, the operation of the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may fail to achieve the desired effect on the Group’s regulatory capital position. This may mean the Group’s participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares does not improve market confidence in the Group sufficiently or at all. This may result in the Group facing the risk of full nationalisation or other resolution procedures under the Banking Act.
One of the key objectives of the APS and the issuance of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. As the APS and certain of the associated back-to-back arrangements are a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions, there is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group’s capital ratios will not be fully achieved. There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, regulatory capital treatment that differs from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur because of changes in law or regulation, regulatory bodies or interpretation of the regulatory capital regimes applicable to the Group and/or the APS and/or the B Shares and/or the back-to-back arrangements described above. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group’s capital ratios, this could cause the Group’s business, results of operations and financial condition to suffer, its credit rating to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase.

Principal risks and uncertainties (continued)

 The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the Group’s participation in the APS may be greater than the amounts received thereunder.
The costs of participating in the APS incurred by the Group to HM Treasury include a fee of £700 million per annum, payable in advance for the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. The fee may be paid in cash or, subject to HM Treasury consent, by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to three agreements which provide the right, at RBSG’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS and £8 billion of Contingent B Shares, and the exit fee payable in connection with any termination of the Group’s participation in the APS, by waiving the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (“Tax Loss Waiver”)) or be funded by a further issue of B Shares to HM Treasury. The Group has paid in cash the fee of £1.4 billion in respect of 2009 and 2010.

On termination of the Group’s participation in the APS, the fees described in the risk factor below headed “The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS” will apply. Furthermore, the Group may be subject to additional liabilities in connection with the associated intra group arrangements. Significant costs either have been or will also be incurred in (i) establishing the APS (including a portion of HM Treasury’s costs), (ii) implementing the APS, including building the Group’s internal system, ongoing management and administration costs including the costs of complying with extensive governance, reporting, auditing and other continuing obligations of the APS, (iii) the cost of complying with the asset management objective which is generally applied at all times to the Covered Assets and will require increased lending in certain circumstances and (iv) paying the five-year annual fee for the £8 billion of Contingent B Shares of £320 million less any available deductions (payable in cash or, with HM Treasury’s consent, by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver), or funded by a further issue of B Shares to HM Treasury).

In addition, there will be ongoing expenses associated with compliance with the Scheme Conditions, including RBSG’s and HM Treasury’s professional advisers’ costs and expenses. These expenses are expected to be significant due to the complexity of the APS, the need to enhance the Group’s existing systems in order to comply with reporting obligations required by the APS and the Group’s obligations under the Scheme Conditions to pay HM Treasury’s and its advisers’ costs in relation to the APS. In addition, the Group has certain other financial exposures in connection with the APS including (i) an obligation to indemnify HM Treasury, any governmental entity or their representatives and (ii) for the minimum two-year period from a Trigger until payment is made by HM Treasury under the APS, exposure to the funding costs of retaining assets and exposures on its balance sheet whilst receiving interest based on a rate reflecting HM Treasury’s costs of funds. The aggregate effect of the joining, establishment and operational costs of the APS and the on-going costs and expenses, including professional advisers’ costs, may significantly reduce or even eliminate the anticipated amounts to be received by the Group under the APS.

Principal risks and uncertainties (continued)

The amounts received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation, as described above. There are other, non-cash, anticipated benefits of the Group’s participation, which include the regulatory capital benefits referred to above and the potential protection from future losses, which are themselves also difficult to quantify.

The Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS.
During its participation in the APS, RBS will pay an annual participation fee to HM Treasury, as set out above. The directors of RBSG may, in the future, conclude that the cost of this annual fee, in combination with the other costs of the Group’s participation in the APS, outweighs the benefits of the Group’s continued participation and therefore that the Group’s participation in the APS should be terminated. However, in order to terminate the Group’s participation in the APS, the Group must have FSA approval and pay an exit fee which is an amount equal to (a) the larger of (i) the cumulative aggregate fee of £2.5 billion and (ii) 10 per cent. of the annual aggregate reduction in Pillar I capital requirements in respect of the assets covered by the APS up to the time of exit less (b) the aggregate of the annual fees paid up to the date of exit. Pursuant to the Accession Agreement and the Tax Loss Waiver, subject to HM Treasury consent, all or part of the fee to exit the APS (but not the refund of the net payments the Group has received from HM Treasury under the APS) may be paid by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets. In the event that the Group has received payments from HM Treasury under the APS in respect of losses on any Covered Assets in respect of which a Trigger occurs (“Triggered Assets”), it must either negotiate a satisfactory exit payment to exit the APS, or absent such agreement, refund to HM Treasury any net payments made by HM Treasury under the APS in respect of losses on the Triggered Assets.

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group’s financial condition and results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the Group’s financial condition and results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.
If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

Principal risks and uncertainties (continued)

If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

The extensive governance, asset management and information requirements under the Scheme Conditions and HM Treasury’s step-in rights may serve to limit materially the Group’s operations. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.
Under the Scheme Conditions, the Group has extensive governance, asset management, audit and information obligations aimed at ensuring (amongst other things) that (i) there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of Covered Assets when compared with the management and administration of other assets of the Group that are outside of the APS and (ii) HM Treasury is able to manage and assess its exposure under the APS, perform any other functions within HM Treasury’s responsibilities or protect or enhance the stability of the United Kingdom financial system. Any information obtained by HM Treasury through its information rights under the APS may be further disclosed by HM Treasury to other government agencies, the United Kingdom Parliament, the European Commission, and more widely if HM Treasury determines that doing so is required, for example, to protect the stability of the United Kingdom financial system.

Moreover, HM Treasury has the right under the Scheme Conditions to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. If the Group does not comply with the instructions of the step-in manager, once appointed, the Group may lose protection under the APS in respect of all or some of the Covered Assets. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers ("SOC Special Advisers") to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency requested that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS.

The payment obligations of HM Treasury under the Scheme Documents are capable of being transferred to any third party (provided the transfer does not affect the risk weightings the Group is entitled to apply to its exposures to Covered Assets). The step-in rights, together with all other monitoring, administration and enforcement rights, powers and discretions of HM Treasury under the Scheme Documents, are capable of being transferred to any government entity.

The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer.

Principal risks and uncertainties (continued)

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of ordinary shares, would increase HM Treasury’s ownership interest in RBSG, and could result in the delisting of RBSG’s Securities.
On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into ordinary shares at an initial conversion price of £0.50 per ordinary share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the ordinary shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury’s ownership interest in RBSG to above 75 per cent. of RBSG’s ordinary issued share capital, which would put RBSG in breach of the FSA’s Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although RBSG may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBSG from the Official List and potentially other exchanges where its Securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of the B Shares or in respect of the Dividend Access Share to the extent, but only to the extent, that votes cast on such B Shares and/or on such Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBSG. In addition, holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of RBSG and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the B Shares or proposes the winding up of RBSG (and then in each such case only to speak and vote upon any such resolution).

A significant proportion of senior management’s time and resources will have to be committed to the APS, which may have a material adverse effect on the rest of the Group’s business.
Significant senior management and key employee time and resources have to be committed to the ongoing operation of the APS, including governance, asset management and reporting and generally to ensure compliance with the Scheme Conditions. The time and resources required to be committed to the APS by the Group’s senior management and other key employees places significant additional demands on senior management in addition to the time and resources required to be dedicated to the rest of the Group’s business. In addition, and separately from the Group’s participation in the APS, significant headcount reductions are being introduced at all levels of management in the context of a restructuring of the Group. The Group’s ability to implement its overall strategy depends on the availability of its senior management and other key employees. If the Group is unable to dedicate sufficient senior management resources to the Group’s business outside the APS, its business, results of operations and financial condition will suffer.

Principal risks and uncertainties (continued)

The cost of the Tax Loss Waiver and related undertakings is uncertain and the Group may be subject to additional tax liabilities in connection with the APS.
It is difficult to value accurately the cost to the Group if RBSG opts, subject to HM Treasury consent, to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any exit fee (payable to terminate the Group’s participation in the APS) by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets pursuant to the Tax Loss Waiver. The cost will depend on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law. In addition to suffering greater tax liabilities in future years as a result of the Tax Loss Waiver, the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

In order to fulfil its disclosure obligations under the APS, the Group may incur the risk of civil suits, criminal liability or regulatory actions.
The Scheme Conditions require that certain information in relation to the Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. The FSA has issued notices to the Group requiring the information that HM Treasury required under the Scheme Documents be provided to it through its powers under the FSMA and the Banking Act. To the extent regulated by the FSA, the Group has a legal obligation to comply with these disclosure requests from the FSA. Section 19 of the Financial Services Act 2010 (“Section 19”) contains a provision enabling HM Treasury to request that a participant in the Asset Protection Scheme provide it with information that it reasonably requires in relation to the Asset Protection Scheme. HM Treasury has issued notices pursuant to Section 19 to the Group to compel the disclosure of information previously required to be delivered to the FSA to be made directly to HM Treasury. However, in complying with these disclosure obligations and providing such information to the FSA or directly to HM Treasury pursuant to Section 19, the Group may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the Covered Assets results in the Group breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. There can be no guarantee that future requests for information will not be made by the FSA, or by HM Treasury pursuant to Section 19, in the same manner. Requests made directly by HM Treasury pursuant to the terms of the APS, but not pursuant to Section 19, are likely to expose the Group to a greater risk of such suits or regulatory action. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or (in the case of criminal liability) be required to remove Covered Assets from the APS so as not to be required to disclose to HM Treasury, such information, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Principal risks and uncertainties (continued)

Where the Group discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes. Such disclosures by HM Treasury may put the Group in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

Further details on the Group’s credit, liquidity and market risks are included on pages 138 to 181.

Risk and capital management

Presentation of information
The disclosures in this section have been prepared to include only those business units of ABN AMRO that have been retained by RBS. This presentation is in line with how the Group manages its financial risks.

Overview
Risk and capital management across the Group is based on the risk appetite set by the Board, which sets strategic direction, contributes to, and ultimately approves annual plans for each division and regularly reviews and monitors the Group’s performance in relation to risk through monthly risk management reports and meetings.

The Group’s 2009 accounts articulate the enhanced risk governance structure implemented to support execution of the Group’s risk and capital management strategy.  In the first half of 2010, the Group’s risk appetite has been reviewed by the Board and the Group’s strategic plans have been reassessed and are aligned to that appetite.

Risk and capital management (continued)

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources calculated in accordance with FSA definitions are set out below.

	30 June 2010	31 March 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	72,058	70,830	69,890
Minority interests	2,109	2,305	2,227
Adjustments for:
- Goodwill and other intangible assets - continuing businesses	(14,482)	(14,683)	(14,786)
- Goodwill and other intangible assets - discontinued businesses	(757)	(678)	(238)
- Unrealised losses on available-for-sale (AFS) debt securities	1,553	1,654	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(117)	(209)	(207)
- Reallocation of preference shares and innovative securities	(548)	(656)	(656)
- Other regulatory adjustments	(1,229)	(833)	(950)
Less excess of expected losses over provisions net of tax	(1,903)	(2,197)	(2,558)
Less securitisation positions	(2,004)	(1,858)	(1,353)
Less APS first loss	(4,936)	(4,992)	(5,106)

Core Tier 1 capital	49,744	48,683	48,151
Preference shares	5,630	10,906	11,265
Innovative Tier 1 securities	4,768	2,857	2,772
Tax on the excess of expected losses over provisions	759	876	1,020
Less deductions from Tier 1 capital	(271)	(347)	(310)

Total Tier 1 capital	60,630	62,975	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	117	209	207
Collective impairment provisions	763	769	796
Perpetual subordinated debt	1,839	4,301	4,200
Term subordinated debt	16,829	18,742	18,120
Minority and other interests in Tier 2 capital	11	11	11
Less deductions from Tier 2 capital	(4,937)	(5,278)	(5,241)
Less APS first loss	(4,936)	(4,992)	(5,106)

Total Tier 2 capital	9,686	13,762	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,016)	(4,123)	(4,068)
- Other investments	(176)	(416)	(404)
Other deductions	(274)	(73)	(93)

Deductions from total capital	(4,466)	(4,612)	(4,565)

Total regulatory capital	65,850	72,125	71,320

Risk and capital management (continued)

Capital (continued)

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

Risk-weighted assets
Credit risk	409,400	433,200	410,400
Counterparty risk	80,200	55,000	56,500
Market risk	70,600	62,000	65,000
Operational risk	37,100	35,300	33,900

	597,300	585,500	565,800
Asset Protection Scheme relief	(123,400)	(124,800)	(127,600)

	473,900	460,700	438,200

	30 June 2010	31 March 2010	31 December 2009
Risk asset ratio	%	%	%

Core Tier 1	10.5	10.6	11.0
Tier 1	12.8	13.7	14.4
Total	13.9	15.7	16.3

Key points
•	Risk-weighted assets increased by 3% to £474 billion between Q1 2010 and Q2 2010.

•	The RWAs relating to credit and counterparty risk in aggregate were broadly flat. The increase in market risk RWAs was due to a new event risk charge.

Risk and capital management (continued)

Regulatory developments

European Directives
The European Commission has issued various proposals to change the Capital Requirements Directive (CRD).

The first set of changes (usually referred to as CRD2) dealing with own funds, large exposures, supervisory arrangements and crisis management must be applied from 31 December 2010.

The second set of changes (dealing primarily with capital requirements for the trading book and re-securitisations, and remuneration requirements - CRD3), has taken longer to go through the EU legislative process. It is expected that CRD3 will be adopted by the EU in the near future, and that the provisions on remuneration will take effect as of 1 January 2011, and the deadline for implementing CRD3's capital requirements will be 31 December 2011.

The consultative paper on the third set of changes (CRD4) dealing with the definition of capital, capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities, introduction of a leverage ratio, countercyclical capital measures and minimum liquidity standards is anticipated shortly after the finalisation of the Basel Committee’s proposals on these matters.

Basel Committee on Banking Supervision
In December 2009, the Basel Committee issued proposals to strengthen the capital and liquidity of banks.  The key elements include: raising the quality, consistency and transparency of regulatory capital; increased capital requirements for counterparty exposures on derivatives, repurchase agreements and securities financing activities; the introduction of a leverage ratio; promotion of countercyclical measures to encourage build up of capital buffers and more forward-looking provisioning based on expected losses instead of the current ‘incurred loss’ provisioning model; and the introduction of a global minimum liquidity standard for internationally active banks, including a short-term liquidity coverage ratio requirement underpinned by a longer-term structural liquidity ratio. The Committee is carrying out an impact assessment to calibrate the new requirements before issuing final proposals by the end of 2010 for a phased implementation commencing in 2012.

The Committee is continuing to work on its proposals to strengthen the capital and liquidity of banks issued in December 2009 in the light of comments received from the industry and the results of the quantitative impact study. A complete package of reforms, including design and calibration, is expected to be delivered in time for the November 2010 G20 leaders summit in Seoul.

The Group is working with trade bodies and also responding directly to the various consultations.

Risk and capital management (continued)

Regulatory developments (continued)

US
The US has passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. This includes provisions covering: (i) the establishment of a Financial Stability Oversight Council to monitor systemic risk, including the identification of systemically important firms which will be subject to stricter prudential measures; (ii) setting up a liquidation process for failed firms without recourse to the taxpayer; (iii) increased scrutiny of private equity and hedge funds; (iv) the preclusion of most proprietary trading and limits the amount of a bank’s investments in private equity and hedge firms; (v) regulation of derivatives, requiring most over-the-counter instruments to be routed through exchanges and clearing houses and riskier derivatives to be undertaken by a banks’ affiliates. The various US regulators must now develop the necessary rules to implement the Act.

Risk and capital management (continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets
Credit risk assets consist of gross loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 155) are excluded.  Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.  During the first quarter of 2010, the integration of RBS N.V. onto the Group’s risk management and reporting systems was substantially completed.  Prior period figures were revised to reflect the alignment of RBS N.V. data definitions and specifications with Group standards.

The table below analyses the Group’s credit risk assets by division.

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

UK Retail	105,611	102,978	103,029
UK Corporate	108,965	112,142	110,009
Wealth	17,481	17,010	16,553
Global Banking & Markets	181,285	204,397	205,588
Global Transaction Services	36,775	38,360	32,428
Ulster Bank	40,523	43,617	42,042
US Retail & Commercial	55,177	54,758	52,104
Other	17,982	3,520	3,305

Core	563,799	576,782	565,058
Non-Core	143,072	154,903	158,499

Group	706,871	731,685	723,557

Key points
•	The aggregate portfolio continued to contract during the first half of the year, driven by a 10% reduction in Non-Core.

•	The reduction in Global Banking & Markets, in part, reflects a transfer of liquidity management activity to Group Treasury, now reported under ‘Other’ in the table above.

•	The growth in US Retail & Commercial reflects the weakening of Sterling against US dollar in the period – in constant currency terms, the portfolio contracted by 2%.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets: Country concentration risk

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below, from Standard & Poor’s, Moody’s and/or Fitch, and is stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Central and local government	Banks and financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Italy	28	165	2,210	3,495	5,898	3,607	2,291
India	458	2	1,616	3,800	5,876	5,033	843
China	39	118	1,862	1,097	3,116	2,784	332
Turkey	11	297	555	1,757	2,620	1,742	878
South Korea	1	-	1,537	965	2,503	2,438	65
Russia	66	-	217	1,938	2,221	2,024	197
Mexico	1	42	189	1,339	1,571	1,065	506
Brazil	4	-	1,127	334	1,465	1,311	154
Romania	445	80	214	680	1,419	31	1,388
Poland	8	20	94	1,205	1,327	1,175	152
Portugal	6	21	414	811	1,252	846	406
Pakistan	129	1	197	837	1,164	129	1,035

31 December 2009
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
South Korea	1	-	1,575	1,448	3,024	2,916	108
Russia	41	-	172	2,045	2,258	1,782	476
Mexico	1	2	276	1,304	1,583	694	889
Brazil	3	-	902	423	1,328	1,113	215
Romania	508	102	438	753	1,801	66	1,735
Poland	6	57	85	1,582	1,730	1,617	113
Portugal	5	42	324	1,007	1,378	952	426
Pakistan	137	8	203	573	921	100	821

Risk and capital management (continued)

Credit risk: Credit risk assets – by country concentration risk (continued)

Key points
•
Under the Group's country risk framework, country exposures continue to be closely managed; both those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress. The latter includes countries in the eurozone facing fiscal pressures and rising debt service costs.

•
Credit risk assets relating to most of the countries listed in the table above have declined. This reflected active exposure management, including Turkey, Romania and South Korea. In addition to overall exposure reductions, granular portfolio reviews were and continue to be undertaken with an eye to adjusting the tenor profile and robustness under stress of the Group’s country portfolios to ongoing country developments. Some countries in Asia have seen moderate increases including two of the Group’s strategic primary countries in this region, China and India, following reductions in 2008-2009.

•
Eurozone country exposures were and continue to be tightly managed given the pressures on vulnerable member states. Overall reductions, in-depth reviews and de-risking of portfolios were applied to Greece, Spain, Portugal, Italy and Ireland. The implications of this active portfolio management for Italy and Portugal are shown in the table above. Credit risk assets relating to Greece were £632 million at 30 June 2010 (31 December 2009 - £849 million). The equivalent for Spain (rated AA/Aaa/AA+ by S&P/Moody’s/Fitch) was £10,637 million (31 December 2009 - £10,841 million), and for the Republic of Ireland (rated AA/Aa2/AA-, respectively) was £47,934 million (31 December 2009 - £52,289 million). The Group’s gross and net exposures to central and local governments of the thirty European Economic Area countries were disclosed on 23 July 2010 in the context of the EU stress test exercise.  The Group continued to reduce exposures to countries with credit ratings of A+ or below during the second quarter of 2010.

•	Debt securities exposure on a number of countries with total balances greater than £0.5 billion are detailed on page 157.

Risk and capital management (continued)

Credit risk: Credit risk assets by industry and geography

Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses the Group’s credit risk assets by industry sector and geography.

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Personal	120,740	21,462	38,761	1,888	91	1,309	184,251	166,141	18,110
Banks and financial institutions	35,976	64,846	32,822	16,602	9,729	5,234	165,209	143,484	21,725
Property	60,473	24,867	8,427	1,937	3,188	712	99,604	55,522	44,082
Transport and storage	15,006	10,443	7,574	6,133	2,886	7,129	49,171	32,231	16,940
Manufacturing	8,199	9,589	6,942	2,807	1,201	3,652	32,390	26,505	5,885
Public sector	12,471	6,342	7,989	2,837	257	749	30,645	27,752	2,893
Wholesale and retail trade	15,530	7,289	5,137	1,003	581	914	30,454	24,409	6,045
TMT (2)	6,926	6,400	4,152	2,668	562	1,264	21,972	14,642	7,330
Building	10,097	6,650	1,822	596	176	825	20,166	15,521	4,645
Tourism and leisure	11,975	2,634	2,329	775	604	338	18,655	15,552	3,103
Business services	9,675	3,006	2,390	950	1,021	638	17,680	14,303	3,377
Natural resources and nuclear	2,436	2,378	5,211	1,958	918	2,756	15,657	12,247	3,410
Power, water and waste	4,667	4,106	3,387	1,200	1,138	993	15,491	10,205	5,286
Agriculture and fisheries	3,122	891	1,265	147	42	59	5,526	5,285	241

	317,293	170,903	128,208	41,501	22,394	26,572	706,871	563,799	143,072

31 December 2009
Personal	118,050	23,596	37,679	3,072	63	1,368	183,828	163,549	20,279
Banks and financial institutions	40,415	75,937	24,273	15,739	10,004	5,182	171,550	149,166	22,384
Property	62,507	27,802	8,323	2,480	2,902	429	104,443	58,009	46,434
Transport and storage	14,887	7,854	7,265	5,475	2,592	7,168	45,241	30,030	15,211
Manufacturing	9,283	13,998	7,690	3,483	1,559	3,848	39,861	30,249	9,612
Public sector	11,171	5,120	5,899	2,452	300	723	25,665	22,219	3,446
Wholesale and retail trade	15,712	7,642	5,573	1,531	843	1,344	32,645	24,787	7,858
TMT (2)	7,716	8,689	5,039	2,117	697	1,502	25,760	15,424	10,336
Building	10,520	7,607	1,882	985	203	897	22,094	16,945	5,149
Tourism and leisure	11,581	2,922	2,626	786	632	499	19,046	15,439	3,607
Business services	9,206	2,337	2,605	790	1,259	533	16,730	13,980	2,750
Natural resources and nuclear	2,592	2,999	5,447	1,355	1,442	2,375	16,210	11,149	5,061
Power, water and waste	4,810	4,950	3,470	1,212	1,625	965	17,032	10,836	6,196
Agriculture and fisheries	937	667	1,615	92	59	82	3,452	3,276	176

	319,387	192,120	119,386	41,569	24,180	26,915	723,557	565,058	158,499

Notes:
(1)	‘Other’ comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)	Telecommunication, media and technology.

Risk and capital management (continued)

Credit risk: Credit risk assets by industry and geography (continued)

Key points
•	Reductions occurred across most industry sectors and geographic regions.

•
Growth in North America is in part attributable to the 8% weakening of sterling against the US dollar during the period with the remainder relating to the growth in mostly short-term exposures to banks and public sector entities.

Credit risk assets by asset quality band

Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on the audience and business needs.

The table below analyses the Group’s credit risk assets by asset quality banding.

		30 June 2010				31 December 2009
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	% of total	Core £m	Non-Core £m	Total £m	% of total

AQ1	0% - 0.03%	152,573	22,617	175,190	24.8	149,132	23,226	172,358	23.8
AQ2	0.03% - 0.05%	16,430	2,830	19,260	2.7	18,029	3,187	21,216	2.9
AQ3	0.05% - 0.10%	31,101	4,394	35,495	5.0	26,703	7,613	34,316	4.7
AQ4	0.10% - 0.38%	73,595	14,062	87,657	12.4	78,144	18,154	96,298	13.3
AQ5	0.38% - 1.08%	90,451	20,797	111,248	15.7	92,908	24,977	117,885	16.3
AQ6	1.08% - 2.15%	76,995	15,070	92,065	13.0	76,206	18,072	94,278	13.0
AQ7	2.15% - 6.09%	44,440	17,718	62,158	8.8	44,643	15,732	60,375	8.3
AQ8	6.09% - 17.22%	17,079	3,880	20,959	3.0	18,923	4,834	23,757	3.4
AQ9	17.22% - 100%	10,845	8,204	19,049	2.7	11,589	8,074	19,663	2.7
AQ10	100%	18,320	22,464	40,784	5.8	16,756	22,666	39,422	5.5
Other (1)		31,970	11,036	43,006	6.1	32,025	11,964	43,989	6.1

		563,799	143,072	706,871	100.0	565,058	158,499	723,557	100.0

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points
•	Negative credit grade migration continued to moderate during the period.

•	Growth in credit AQ10 (default) exposures slowed, notably in the second quarter of 2010, as a consequence of a reduced flow of new defaults and the restructuring of existing defaulted cases.

•
These moderating trends are evident in most of the Group’s portfolios.  A notable exception is Ulster Bank where economic weakness continues to impact portfolio trends, particularly in the property sector where the stock of defaulted assets (AQ10) continues to grow.

Risk and capital management (continued)

Credit risk: Credit risk assets

Key credit portfolios
The following discussions analyse the credit risk assets relating to certain key credit portfolios.

Personal lending
The following table analyses the credit risk assets of the personal lending portfolio.

	30 June 2010	31 December 2009
Personal credit risk assets (1)	£m	£m

UK Retail:
- Mortgage	89,065	85,529
- Cards, loans and overdrafts	19,174	20,316
Ulster Bank:
- Mortgage	20,497	22,304
- Other personal	1,047	1,172
Citizens:
- Mortgage	26,948	26,534
- Auto and cards	6,412	6,917
- Other - mainly student loans and recreational vehicles/marine	4,645	4,205
EMEA and Asia Pacific Non-Core	1,780	3,084
Other	14,683	13,767

	184,251	183,828

Note:
(1)	Analysis includes Core and Non-Core but does not compare to divisional analysis on page 138.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending (continued)

Residential mortgages
The table below analyses the distribution of residential mortgages by loan-to-value (LTV) (indexed) of the main mortgage brands in each of the Group’s three main consumer markets.

	UK Retail		Ulster Bank		Citizens
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009 (2)
By average LTV (1)%		%	%	%	%	%

<= 50%	39.1	39.2	35.3	40.7	26.4	26.4
> 50% and <= 60%	10.2	10.1	8.1	7.6	7.8	7.8
> 60% and <= 70%	12.3	10.9	7.0	7.6	9.3	8.8
> 70% and <= 80%	13.9	13.3	6.9	7.5	13.4	12.4
> 80% and <= 90%	11.7	11.2	7.0	8.0	13.8	13.9
> 90% and <= 100%	7.1	7.6	7.8	9.0	10.4	11.3
> 100%	5.7	7.7	27.9	19.6	18.9	19.4

Total portfolio average LTV	58.2	59.1	69.3	62.5	74.4	74.5

Average LTV on new originations during the period	68.9	67.2	77.1	72.8	65.0	62.6

Notes:
(1)	LTV averages are calculated by transaction volume.
(2)	Restated to reflect updated data and analysis completed after the reporting date.

The table below details the residential mortgages which are three months or more in arrears (by volume).

	30 June 2010	31 December 2009
	%	%

UK Retail (1)	1.8	1.8
Ulster Bank	4.8	3.3
Citizens	1.3	1.5

Note:
(1)
Based on the 3+ month arrears rate for RBS and NatWest (76% of standard mortgages) together with the equivalent collections status flag for RBS/NatWest offset and other brand mortgages.  The 3+ arrears rate also includes accounts in repossession and cases with shortfalls post property sale. The ‘One Account’ current account mortgage is excluded (£8 billion of assets), which had 0.7% of accounts 90 days continually in excess of the limit at June 2010 (31 December 2009 - 0.6%).

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending sectors: Residential mortgages (continued)

UK residential mortgages
The UK Retail mortgage portfolio totalled £89.1 billion at 30 June 2010, an increase of 4% from 31 December 2009, due to strong growth and lower redemption rates. Of the total portfolio, 98% is designated as Core business with the primary brands being RBS, NatWest and the One Account.  The assets comprise prime mortgage lending and include 6.7% or £5.9 billion (31 December 2009 - £5.6 billion) of exposure to residential buy-to-let. There is a small legacy self certification book (0.4% of total assets) which was withdrawn from sale in 2004.

UK gross new mortgage lending in the six months to 30 June 2010 was strong at £7.6 billion. The average LTV for new business in the same period was 68.9% compared to 68.7% in the second half of 2009 and 67.2% for the full year 2009. LTV for mortgages that are awaiting drawdown at 30 June 2010 (63%) is lower than the levels seen for completions in Q2 2010.  The maximum LTV available to new customers remains at 90%.  The book averaged indexed LTV,  based on the Halifax House Price Index to March 2010, has declined to 58.2% from 59.1% at year end 2009 influenced by recent favourable house price movements with the proportion of balances in negative equity at 30 June 2010 dropping to 7.5% from 10.9% at 31 December 2009.

After a period of deterioration the arrears rate (three or more payments missed) has stabilised and stood at 1.8% at 30 June 2010 (31 December 2009 – 1.8%, 30 June 2009 – 1.7% and 31 December 2008 – 1.4%).  The arrears rate on the buy-to-let portfolio was 1.5% at 30 June 2010 (31 December 2009 – 1.6% and 30 June 2009 – 1.6%).

The mortgage impairment charge was £96 million in the H1 2010 compared with the FY 2009 of £129 million, with a proportion of the H1 2010 charge being the result of assumption changes reflecting reduced expectations of recovery on defaulted debt. Underlying default trends have improved in the first half of 2010 compared with the previous six month period.  Provisions cover has increased to 0.32% at 30 June 2010 from 0.25% at 31 December 2009. Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

A number of initiatives aimed at supporting customers experiencing financial difficulties remain in place and the Group does not initiate repossession proceedings for at least six months after arrears are evident. The level of possessions has remained at similar levels to that observed in the second half of 2009.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending sectors: Residential mortgages (continued)

Ulster Bank residential mortgages
The residential mortgage portfolio across the Ulster Bank brand totalled £20.5 billion at 30 June 2010; 90% of the portfolio is in the Republic of Ireland and 10% in Northern Ireland. Portfolio size declined by 10% in the period in the Republic of Ireland from 31 December 2009 with Northern Ireland increasing by 7% over the same period.

The increase in the percentage of the portfolio in negative equity is driven by continuing house price depreciation in the Republic of Ireland in the first half of the year. The arrears rate continues to increase owing to the continued challenging economic environment.  At 30 June 2010, the arrears rate was 4.8%, compared with 3.3% at 31 December 2009.  The impairment charge to June 2010 was £109 million compared with £43 million H1 2009 and £115 million for the full year 2009.  Repossessions in H1 2010 totalled 43, compared with 96 for FY 2009; 72% of the repossessions were voluntary.

Ulster Bank has a number of initiatives in place aimed at increasing the level of support to customers experiencing financial difficulties. At 30 June 2010, 3% of customers were on forbearance arrangements.

Citizens residential mortgages
Citizens total residential real estate portfolio totalled $40.4 billion at 30 June 2010 (31 December 2009 - $42.5 billion).  The real estate portfolio comprises $10.5 billion (Core - $9.3 billion, Non-Core - $1.2 billion) of first lien residential mortgages and $29.8 billion (Core - $24.4 billion, Non-Core - $5.4 billion Non-Core) of home equity loans and lines (first and second lien). Home equity loans in Core consist of 47% first lien positions while Non-Core consists of 97% second lien positions. The Core business comprises 84% of the portfolio and Non-Core comprises 16% with the serviced by others (SBO) portfolio being the largest component (76%) of the Non-Core portfolio.

Citizens continues to focus on the ‘footprint states’ of New England, Mid Atlantic and Mid West targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.  At 30 June 2010, the portfolio consisted of $32.4 billion (80% of the total portfolio) in these footprint states.

The SBO portfolio consists of purchased pools of home equity loans and lines (96% second lien) whose current LTV (30 June 2010 – 107%) and geographic profiles (outside of Citizens footprint – 73%) have resulted in an annualised charge-off rate of 12.2% in H1 2010.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $5.5 billion at 31 December 2009 to $5.0 billion at 30 June 2010.  The arrears rate of the SBO portfolio has decreased from 3.1% at 31 December 2009 to 2.5% at 30 June 2010 due to more effective account servicing and collections following a systems conversion in 2009.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending sectors: Residential mortgages (continued)

Citizens residential mortgages (continued)
The current weighted average LTV of the real estate portfolio reduced slightly from 74.5% at 31 December 2009 to 74.4% at 30 June 2010, due to lower LTV for new originations (65.0%), pay-downs and marginal house price declines in H1 2010. The current weighted average of the real estate portfolio excluding SBO is 68.3%.

The arrears rate decreased slightly from 1.5% at 31 December 2009 to 1.3% at 30 June 2010. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines. Citizens participates in the US government home modification programme, alongside other bank-sponsored initiatives. The cumulative effect of these arrangements has helped the Group’s customers. Modified balances were $505 million at 30 June 2010 compared with $235 million at 31 December 2009.

Personal lending sectors: Consumer lending
The Group’s consumer lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts.  The majority of consumer lending exposures are in the UK and the US.  The table below shows loans and impairment charges as a proportion of average loans and advances.

	Half year ended 30 June 2010		Year ended 31 December 2009		Half year ended 30 June 2009
	Average loans and advances	Impairment charge as a % of loans and advances	Average loans and advances	Impairment charge as a % of loans and advances	Average loans and advances	Impairment charge as a % of loans and advances
	£m	%	£m	%	£m	%

UK: Retail cards (1)	5,927	6.5	6,069	8.8	5,986	8.9
UK: Retail loans (1)	10,744	5.2	11,740	6.1	12,742	6.0

	$m	%	$m	%	$m	%

US consumer lending: Citizens cards (2,3)	1,535	8.8	1,684	9.9	2,287	8.4
US consumer lending: Citizens auto loans (2)	8,067	1.1	8,800	1.1	9,834	1.3

Notes:
(1)	The charge for UK Retail assets refers to impairment on assets in the period.
(2)	The charge for Citizens assets refers to charge-offs in the period net of recoveries realised in the period.
(3)	2009 data restated to exclude Kroger Personal Finance portfolio, sold in 2010.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending sectors: Consumer lending (continued)

UK Retail's personal lending portfolio, of which 97% is in Core businesses, includes overdrafts, credit cards and unsecured loans, predominantly offered to customers who have a current account with the Group. The personal lending portfolio totalled £19.2 billion at 30 June 2010, a decrease of 6% from £20.3 billion at 31 December 2009, due to a general market trend of customers repaying debt and a reduction in new lending. Impairments were £0.2 billion lower at £0.6 billion compared to £0.8 billion in H1 2009.

The Non-Core business comprises 3% of the UK personal lending portfolio (£0.5 billion) and contains personal loans originated through direct channels, with a total impairment charge of £1.7 million in the first half of 2010, benefiting from a release arising from recoveries on the defaulted stock.

Risk appetite continues to be actively managed across all unsecured products and support continues for customers in financial difficulties through breathing space initiatives on all unsecured products. A thirty day breathing space allows customers to work with a not-for-profit debt advice agency to establish a debt repayment plan and during this time the Group suspends collection activity.  A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues to address both support for our customers and management of impairments.

Impairment losses on unsecured lending peaked in the fourth quarter of 2009; the impairment charge for the first half of 2010 was £596 million (H2 2009 - £809 million; H1 2009 - £793 million). Impairments will remain sensitive to the external economic environment, notably unemployment rates.

The Citizens credit card portfolio outstandings totalled US$1.5 billion at 30 June 2010, excluding the Kroger Personal Finance portfolio, which was sold to U.S. Bancorp with effect from 27 May 2010. Core assets comprised 83% of this portfolio.

Given the economic climate over the past 24 months the Citizens cards business has introduced tighter lending criteria and lower credit limits.  These actions have led to improving new business quality. Overall portfolio level performance is in line with industry benchmarks (provided by VISA): 60+ days delinquency was 4.0% in June 2010 (compared to an industry figure of 4.1%); and net contractual charge-offs as a percentage of total outstandings was 7.6% in June 2010 (compared to an industry figure of 7.6%).

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Personal lending sectors: Consumer lending (continued)
Citizens is a leading regional provider of retail auto financing to US consumers through a network of 3,500 auto dealers located in 23 US states but is now focused on its core footprint only.  Citizens maintain a conservative prime indirect auto lending credit programme with loss rates that have historically been below national averages.  Current outstanding retail auto loan balances totalled $8.1 billion at 30 June 2010 of which 94% relates to Core businesses.  $454 million of Non-Core auto assets are anticipated to run-off by 2013. The tightening of credit parameters in 2008/09, together with enhanced collection activities and seasonal factors, has resulted in improved credit performance. The net charge-off rate on the total auto portfolio fell to 0.4% at 30 June 2010, down from 1.2% at 31 December 2009.  The 30+ days delinquency rate fell from 2.6% at 31 December 2009 to 1.8% at 30 June 2010 even as balances fell by $734 million.  At 31 March 2010 (the latest data available for comparison), the 1.7% 30+ days delinquency rate on the Core auto loan portfolio compared favourably to the 2.5% nationwide indirect auto delinquency rate reported by the American Bankers’ Association.

Corporate sectors

This section discusses the components of property, transport and storage (automotive, shipping and aviation) and retail sectors, given their significance in the current market environment.

Wholesale property
The table below analyses wholesale property credit risk assets.

	30 June 2010	31 December 2009
	£m	£m

UK Corporate	32,329	35,329
Ulster Bank	10,328	10,671
Global Banking & Markets	7,456	5,825
US Retail & Commercial	4,627	4,231
Non-Core	44,082	46,434
Other	782	1,953

	99,604	104,443

The Group’s exposure to the wholesale property sector totals £99.6 billion, down 5% in the period, of which £83.8 billion is commercial property financing.  The remainder comprises lending to property related sectors, including housing associations, estate agents and management companies, non-lending exposures on off-balance sheet instruments and foreign exchange derivatives. The portfolios were generally stable or reducing in all divisions during the first half of the year.  Growth in the Global Banking & Markets portfolio is attributable to mark-to-market movements on derivatives and not lending.

The property financing portfolio, of which 44% is in Non-Core, is split across investment property, (approximately 75%) and development property (approximately 25%). These proportions remained stable during the period.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Corporate sectors: Wholesale property (continued)

Whilst there has been some recovery in value of primary properties in the UK, we observe that it has been selective, has not fed through into lower quality properties and has not been evident in other geographic locations, notably the Republic of Ireland and the United States. The outlook remains challenging with limited liquidity to support refinancing, even for conservatively structured debt on prime properties.  There has been emerging interest from specialist investors at discounted pricing. In common with the industry, the Group remains focussed on the schedule of refinancing in coming years – on the size of the aggregate requirement, on the extent to which recoveries in valuation will enable refinancing and on recovery in funding markets, notably commercial mortgage-backed securities, to support the scale of debt outstanding.

Approximately half of the Group’s defaulted credit risk assets relate to the property portfolio; 20% of commercial property credit risk assets were defaulted (AQ10) at 30 June 2010, up from 16% at 31 December 2009 and 12% at 30 June 2009, although in common with the trend seen in the total portfolio, the rate of migration to default slowed during the second quarter of 2010 in most portfolios. The notable exception is Ulster Bank where property remains the primary driver of growth in the defaulted loan book.

In view of these trends, heightened monitoring has been and remains in place in originating divisions and in Non-Core. There is a dedicated unit in the Global Restructuring Group to ensure that specialist expertise is deployed to manage the portfolio on a consistent basis and to address the volume of cases.

Corporate sectors: Transport and storage
The table below analyses the transport and storage credit risk assets.

	30 June 2010	31 December 2009
	£m	£m

Shipping	14,072	13,112
Aviation	10,946	9,757
Automotive	10,033	9,116
Other	14,120	13,256

	49,171	45,241

The automotive, shipping and aviation portfolios form part of the transport and storage industry sector which stood at £49.2 billion at 30 June 2010, an increase of 9% during the last six months, 4% on a constant currency basis. The remainder of the exposure largely comprises land-based freight, storage and logistics activities.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Corporate sectors: Transport and storage (continued)

Shipping
The Group’s shipping portfolio is focussed on vessel secured mortgage finance, primarily in the dry bulk and tanker sectors with a limited exposure to container and other specialist vessels.  Performance within the sector has been impacted by both the global downturn and a high volume of new tonnage entering the market.

The Group’s strategy is to focus on modern ships with a long working life to trade through the economic cycle and to work with long-term industry participants with a track record of support. The average age of the Group’s mortgaged fleet is 8 years.

Whilst there have been no material impairment charges to date, there is approximately £2 billion of shipping exposure subject to heightened monitoring and one material case undergoing restructuring. Based on a quarterly review of the fleet, undertaken by external brokers, the Group remains confident that the majority of its exposure is fully secured.

Conditions will remain challenging for the foreseeable future; however, the Group continues to support clients on a selective basis to benefit from the current market conditions of lower asset prices and higher returns whilst at the same time maintaining a significant presence in the sector.

Aviation
The Group’s aviation portfolio is primarily focussed on its Dublin based Aviation Capital business in Non-Core.  The Group’s Core aviation portfolio consists mainly of aerospace manufacturers and airport operators.

The aviation sector continues to face challenging conditions owing to the global downturn, compounded by the impact of the Icelandic volcano, overcapacity and intense competition.  That said there are early indicators that market conditions may be improving as traffic volumes, particularly related to cargo, have increased compared with H1 2009.

Aviation Capital’s strategy is to focus on modern assets that are widely used across airlines and to maintain relationships with the strongest operators with the most flexible cost base. The majority of the portfolio is secured on modern aircraft and, although asset prices have weakened, exposures remain fully secured. Notwithstanding reduced passenger volumes, the leased fleet remains fully utilised.

The Group’s aviation portfolio has very low incidences of payment default and exposures requiring restructuring. The young age and commodity nature of the assets and the quality of lessees result in a limited expectation of aircraft being returned.

Risk and capital management (continued)

Credit risk: Credit risk assets - Key credit portfolios (continued)

Corporate sectors: Transport and storage (continued)

Automotive
The Group’s automotive portfolio comprises automotive retail and rental sectors together with the larger Original Equipment Manufacturers and parts suppliers.  The geographic distribution is weighted towards the UK and Europe, which represent 80% of the portfolio exposure.

The long term structural problems of the global automotive industry, such as over capacity, rising input costs and weak consumer demand continue to be features of the sector.  Demand in 2009 and the first quarter of 2010 was heavily supported by government schemes that are now being withdrawn at the same time as governments across core markets in Europe, the UK and North America address budget deficits.  This is likely to result in reduced spending, slow growth in employment and reduced demand.  Whilst there has not been any material deterioration in the quality of the portfolio since 31 December 2009, the combination of these factors drives a continuing cautious stance towards this sector.

Corporate sectors: Tourism and leisure

The table below analyses tourism and leisure credit risk assets by division.

	30 June 2010	31 December 2009
	£m	£m

UK Corporate	8,539	7,669
Global Banking & Markets	3,471	4,105
Ulster Bank	1,471	1,583
US Retail & Commercial	1,553	1,421
Non-Core	3,103	3,607
Other	518	661

	18,655	19,046

The Group’s tourism and leisure portfolio is primarily focussed on the hospitality sector, including hotel, restaurant and pub businesses, notably in the UK. The remainder of the portfolio comprises travel, gaming and, to a lesser extent, sporting activities.

The average credit quality of the portfolio is lower than the Group’s average, reflecting challenging industry conditions that are closely linked to the wider economy, particularly the level of discretionary consumer spending. Whilst there has been some flow of leisure customers into the Global Restructuring Group, the total value of debt managed remains low.  Conditions will remain challenging in the context of slow economic recovery and consumer spending impacted by fiscal and monetary conditions.

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry

The following table analyses the balance sheet value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total
Central and local government	9,568	1,370	10,938	6,128	1,532	7,660
Finance	54,373	8,979	63,352	50,673	9,713	60,386
Individuals – home	132,508	11,933	144,441	127,975	12,932	140,907
Individuals – other	35,003	5,397	40,400	35,313	6,358	41,671
Manufacturing	28,477	9,894	38,371	30,272	14,402	44,674
Construction	9,194	3,723	12,917	9,502	5,258	14,760
Service industries and business activities	100,604	26,538	127,142	100,438	33,638	134,076
Agriculture, forestry and fishing	3,940	144	4,084	3,726	553	4,279
Property	47,025	46,746	93,771	49,054	50,372	99,426
Finance leases and instalment credit	8,076	10,529	18,605	8,147	11,956	20,103
Interest accruals	920	426	1,346	1,179	549	1,728

Loans and advances to customers – gross	429,688	125,679	555,367	422,407	147,263	569,670
Loan impairment provisions	(7,504)	(8,523)	(16,027)	(6,786)	(8,230)	(15,016)

Total loans and advances to customers	422,184	117,156	539,340	415,621	139,033	554,654

By geographical region (location of office):
UK domestic
Central and local government	4,160	183	4,343	2,951	223	3,174
Finance	18,595	3,497	22,092	14,658	2,365	17,023
Individuals – home	95,170	1,775	96,945	90,687	1,896	92,583
Individuals – other	23,414	768	24,182	24,109	1,136	25,245
Manufacturing	8,252	2,162	10,414	8,747	2,678	11,425
Construction	4,500	2,260	6,760	4,493	3,287	7,780
Service industries and business activities	38,477	10,851	49,328	39,188	12,472	51,660
Agriculture, forestry and fishing	2,858	78	2,936	2,775	138	2,913
Property	18,083	27,877	45,960	18,057	30,802	48,859
Finance leases and instalment credit	5,192	9,638	14,830	5,343	10,843	16,186
Interest accruals	486	130	616	718	175	893

	219,187	59,219	278,406	211,726	66,015	277,741

UK international (1)
Central and local government	3,253	46	3,299	1,402	53	1,455
Finance	15,296	3,194	18,490	14,615	3,640	18,255
Individuals – home	427	-	427	1	-	1
Individuals – other	366	7	373	504	1	505
Manufacturing	4,953	637	5,590	5,715	577	6,292
Construction	2,606	357	2,963	2,471	353	2,824
Service industries and business activities	23,042	3,303	26,345	23,558	3,393	26,951
Agriculture, forestry and fishing	184	14	198	171	-	171
Property	18,912	3,969	22,881	18,350	4,585	22,935
Interest accruals	-	2	2	-	2	2

	69,039	11,529	80,568	66,787	12,604	79,391

Note:

(1)	UK International represents transactions concluded through offices in the UK which service international banking transactions.

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Europe
Central and local government	827	1,047	1,874	334	1,164	1,498
Finance	2,771	1,399	4,170	3,973	904	4,877
Individuals – home	13,790	5,765	19,555	15,055	6,718	21,773
Individuals – other	1,947	1,026	2,973	1,877	1,009	2,886
Manufacturing	6,924	5,080	12,004	7,311	8,609	15,920
Construction	1,533	878	2,411	1,946	1,167	3,113
Service industries and business activities	18,739	6,508	25,247	19,088	9,883	28,971
Agriculture, forestry and fishing	858	52	910	737	356	1,093
Property	7,730	9,392	17,122	10,812	9,417	20,229
Finance leases and instalment credit	378	864	1,242	379	1,094	1,473
Interest accruals	131	196	327	165	246	411

	55,628	32,207	87,835	61,677	40,567	102,244

US
Central and local government	207	65	272	196	64	260
Finance	9,744	719	10,463	9,524	1,771	11,295
Individuals – home	22,715	4,221	26,936	21,842	4,317	26,159
Individuals – other	7,881	3,155	11,036	7,373	3,599	10,972
Manufacturing	5,555	1,015	6,570	5,895	1,200	7,095
Construction	479	127	606	490	132	622
Service industries and business activities	14,900	3,625	18,525	14,078	4,505	18,583
Agriculture, forestry and fishing	34	-	34	27	-	27
Property	1,631	3,862	5,493	1,498	3,788	5,286
Finance leases and instalment credit	2,498	-	2,498	2,417	-	2,417
Interest accruals	219	88	307	204	94	298

	65,863	16,877	82,740	63,544	19,470	83,014

Rest of the World
Central and local government	1,121	29	1,150	1,245	28	1,273
Finance	7,967	170	8,137	7,903	1,033	8,936
Individuals – home	406	172	578	390	1	391
Individuals – other	1,395	441	1,836	1,450	613	2,063
Manufacturing	2,793	1,000	3,793	2,604	1,338	3,942
Construction	76	101	177	102	319	421
Service industries and business activities	5,446	2,251	7,697	4,526	3,385	7,911
Agriculture, forestry and fishing	6	-	6	16	59	75
Property	669	1,646	2,315	337	1,780	2,117
Finance leases and instalment credit	8	27	35	8	19	27
Interest accruals	84	10	94	92	32	124

	19,971	5,847	25,818	18,673	8,607	27,280

Risk and capital management (continued)

Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government
	UK	US	Other	Bank and building society	ABS (1)	Corporate	Other	Total
External rating	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
AAA	20,589	33,836	44,520	3,626	56,330	1,088	-	159,989
AA and above	-	-	20,869	3,482	7,367	1,090	11	32,819
A and above	-	-	8,762	4,490	4,848	1,680	568	20,348
BBB- and above	-	-	2,014	864	4,232	2,147	9	9,266
Non-investment grade	-	-	1,739	163	4,616	3,075	3	9,596
Unrated	-	-	501	238	1,312	1,619	572	4,242

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558
AA and above	-	-	22,003	4,930	8,942	1,429	-	37,304
A and above	-	-	13,159	3,770	3,886	1,860	-	22,675
BBB- and above	-	-	3,847	823	4,243	2,187	-	11,100
Non-investment grade	-	-	353	169	3,515	2,042	-	6,079
Unrated	-	-	504	289	1,949	2,601	1,036	6,379

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Note:
(1)	Asset-backed securities.

Key points
•	56% (31 December 2009 – 54%) were issued by central and local governments.

•	68% (31 December 2009 – 66%) of securities were AAA rated.

•	Of the ABS portfolios 72% (31 December 2009 – 74%) were AAA rated and 48% (31 December 2009 – 49%) were guaranteed by G10 governments or covered bonds.

•	56% (31 December 2009 – 63%) of corporate debt securities were investment grade.

•	Unrated securities declined from £6.4 billion at 31 December 2009 to £4.2 billion at 30 June 2010.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government
	UK	US	Other	Bank and building society	ABS	Corporate	Other	Total
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161
DFV (1)	1	-	357	3	234	24	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539

Total	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260
Short positions	(5,609)	(10,002)	(16,890)	(2,171)	(1,768)	(3,053)	(720)	(40,213)

Net	14,980	23,834	61,515	10,692	76,937	7,646	443	196,047

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV (1)	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

Total	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

Net	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Note:
(1)	Designated as at fair value through profit or loss.

Risk and capital management (continued)

Credit risk: Debt securities (continued)

Analysis of available-for sale (AFS) debt securities and related net fair value losses net of tax recorded within AFS reserves relating to securities issued by governments and other entities exceeding £0.5 billion at 30 June 2010 or 31 December 2009 are detailed in the table below.

	30 June 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,194	25,603	900	43,697	745	12,789	24,788	668	38,245	(302)
UK	11,584	4,171	2,758	18,513	(68)	18,350	4,372	3,267	25,989	(169)
Germany	12,027	918	400	13,345	179	12,283	1,036	406	13,725	(24)
Netherlands	4,482	6,503	513	11,498	(324)	4,329	7,522	1,558	13,409	(115)
France	7,207	535	914	8,656	86	6,456	543	812	7,811	9
Spain	108	6,591	217	6,916	(665)	162	8,070	355	8,587	(117)
Japan	4,661	-	258	4,919	(2)	1,426	-	100	1,526	(7)
Australia	-	832	1,670	2,502	(62)	-	581	1,213	1,794	(85)
Italy	1,200	248	31	1,479	(77)	1,007	380	72	1,459	(39)
Ireland	121	581	421	1,123	(132)	150	529	319	998	(154)
Belgium	743	32	270	1,045	48	788	34	397	1,219	(24)
Singapore	759	14	182	955	3	564	13	105	682	-
Switzerland	855	-	93	948	13	653	-	28	681	11
Greece	919	-	-	919	(494)	1,389	-	-	1,389	(196)
Denmark	660	-	213	873	-	659	-	256	915	2
Hong Kong	819	-	10	829	3	975	-	-	975	-
India	628	-	184	812	(74)	480	-	-	480	3
Austria	397	145	10	552	(31)	249	202	142	593	(17)
Luxembourg	-	186	356	542	20	-	222	307	529	11
Portugal	96	107	41	244	(25)	552	125	45	722	(18)
South Korea	-	164	-	164	-	-	526	-	526	(3)
Other	1,777	1,079	554	3,410	(696)	1,605	1,521	2	3,128	(654)

	66,237	47,709	9,995	123,941	(1,553)	64,866	50,464	10,052	125,382	(1,888)

Key points
•	All the countries above were rated higher than A+ except Italy, Greece, India, Portugal and South Korea.

•
UK government holdings declined by £6.8 billion as treasury bills received as part of the consideration for the issue of B shares in December 2009, matured.  The proceeds were reinvested in other G10, primarily US government securities.

•	The Netherlands ABS exposures are residential mortgage-backed securities (RMBS) guaranteed by the Dutch government.

•
Spanish ABS exposures primarily relate to RMBS covered bonds issued by financial institutions.  The increase in the AFS reserve reflects mark downs on Spanish banks as credit spreads widened. There were also sales of bonds in the second quarter.

•	The reduction in Greek exposures reflects disposal of £0.3 billion of bonds in Q2 2010.

•	Additionally, the Group has Italian (£820 million), UK (£2,901 million) and US (£887 million) of ABS classified as loans and receivables.

Risk and capital management (continued)

Credit risk: Derivatives

The table below analyses the Group's derivative assets by contract type and residual maturity.

	0 – 3 months	3 – 6 months	6 – 12 months	1 – 5 years	Over 5 years	Gross assets	Counterparty mtm netting (1)	Net exposure
Contract type	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Exchange rate	29,147	8,394	9,712	23,892	13,948	85,093	(64,879)	20,214
Interest rate	8,277	4,636	14,288	118,683	246,946	392,830	(323,262)	69,568
Credit derivatives	375	141	455	19,357	18,653	38,981	(29,462)	9,519
Equity and commodity	1,090	1,133	311	2,936	497	5,967	(4,094)	1,873

	38,889	14,304	24,766	164,868	280,044	522,871	(421,697)	101,174

Cash collateral held against derivative exposures								(36,709)

Net exposure								64,465

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Note:
(1)	Mark-to-market.

Key points
•
Exchange and interest rate contracts fair values increased during H1 2010, due to higher trading volumes compared with Q4 2009, significant reductions in yields across all major curves and the effect of exchange rates relative to the currency mix of the portfolio.

•	Credit derivative fair values declined principally due to de-risking within GBM.

The Group enters into master netting agreements in respect of its derivative activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net, or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  These arrangements are, however, effective in reducing the credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties, resulting in a significant reduction in the net exposure to derivative assets. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Risk and capital management (continued)

Credit risk: Cross border exposures

Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, including non-local currency claims of overseas offices on local residents. The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group’s cross border exposures greater than 0.5% of the Group’s total assets. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

	30 June 2010
	Government	Banks and financial institutions	Other	Total
					31 December 2009
	£m	£m	£m	£m	Total

United States	21,986	12,766	39,581	74,333	74,409
France	17,568	16,878	6,064	40,510	37,489
Germany	19,981	10,167	8,612	38,760	41,727
Japan	9,520	7,756	5,454	22,730	18,939
Spain	1,614	9,470	8,197	19,281	27,118
Netherlands	3,570	2,980	11,407	17,957	20,262
Republic of Ireland	327	6,172	3,694	10,193	14,902
Cayman Islands	-	48	9,715	9,763	10,786
Italy	5,047	1,495	2,706	9,248	14,421

Key point
•
Most cross border exposures have reduced during H1 2010, excluding the effect of foreign exchange movements, reflecting active exposure management, to countries facing higher than average economic difficulties.

Risk and capital management (continued)

Credit risk: Balance sheet by internal credit quality bands

The following table provides an analysis of the credit quality and distribution of financial assets by the Group’s internal credit quality gradings.

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
AQ1	29,583	88,958	105,238	11,544	476,629	582	73,952	11,400	797,886
AQ2	-	3,198	10,406	1,873	9,016	22	27,187	5,541	57,243
AQ3	1	2,796	34,328	769	10,005	-	26,270	6,180	80,349
AQ4	-	1,529	94,669	1,472	8,006	10	49,221	13,443	168,350
AQ5	3	1,908	122,880	371	5,540	39	34,755	6,410	171,906
AQ6	3	610	89,995	255	5,083	-	24,875	2,172	122,993
AQ7	1	48	46,578	48	2,238	197	22,352	1,630	73,092
AQ8	-	113	19,575	12	2,257	-	9,403	779	32,139
AQ9	-	145	14,380	16	2,191	78	4,456	968	22,234
AQ10	-	72	9,888	1	1,906	-	2,775	385	15,027
Accruing past due	-	-	14,074	4,357	-	-	-	-	18,431
Non-accrual	-	180	32,752	-	-	-	-	-	32,932
Impairment provision	-	(139)	(16,027)	-	-	-	-	-	(16,166)

	29,591	99,418	578,736	20,718	522,871	928	275,246	48,908	1,576,416

31 December 2009
AQ1	51,521	72,384	106,062	6,582	389,019	755	62,084	9,446	697,853
AQ2	-	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	-	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	-	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	-	30,847	2,448	130,821
AQ7	-	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	-	137	23,593	-	1,448	-	12,507	1,008	38,693
AQ9	-	184	16,025	-	2,030	-	5,141	1,279	24,659
AQ10	-	368	9,051	3	2,026	-	3,618	507	15,573
Accruing past due	-	36	14,475	3,910	39	-	-	-	18,460
Non-accrual	-	115	31,679	197	1	-	-	-	31,992
Impairment provision	-	(157)	(15,016)	-	-	-	-	-	(15,173)

	51,548	81,355	595,694	12,024	438,199	899	292,618	49,989	1,522,326

Notes:
(1)	Excludes items in the course of collection of £2,716 million (31 December 2009 - £2,519 million).
(2)	The table above excludes debt securities as these are analysed by external ratings on page 155.

Risk and capital management (continued)

Credit risk: Risk elements and impairments

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below analyses the Group's loans that are classified as REIL and PPL.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis (1):
- Domestic (2)	7,100	7,924	15,024	6,348	7,221	13,569
- Foreign	5,382	12,526	17,908	4,383	13,859	18,242

	12,482	20,450	32,932	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic (2)	1,470	1,192	2,662	1,135	1,089	2,224
- Foreign	340	320	660	223	731	954

	1,810	1,512	3,322	1,358	1,820	3,178

Total REIL	14,292	21,962	36,254	12,089	22,900	34,989

PPL (4):
- Domestic (2)	292	174	466	137	287	424
- Foreign	179	353	532	135	365	500

Total PPL	471	527	998	272	652	924

Total REIL and PPL	14,763	22,489	37,252	12,361	23,552	35,913

REIL as a % of gross loans to customers (5)	3.3%	16.8%	6.5%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (5)	3.4%	17.3%	6.6%	2.9%	15.5%	6.2%

Notes:
(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)
Domestic activities consist of the UK domestic transactions of the Group.  Foreign activities comprise the Group’s transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5)	Excludes reverse repos and includes gross loans relating to disposal groups.

Key points
•	REIL increased by 4%, with increases in Ulster Bank, primarily property, UK Retail and UK Corporate being partly offset by a reduction in Non-Core, reflecting one large individual write- off.

•	REIL and PPL represent 6.6% of gross loans to customers, up from 6.2% at year-end.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairments by industry and geography

The table below analyses loans, REIL and impairment provisions by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions(3)	REIL as a %of loans	Provisions as a % of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a %of REIL
Total	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	10,938	-	-	-	-	7,660	-	-	-	-
Finance	63,352	1,156	460	1.8	39.8	60,386	1,539	419	2.5	27.2
Individuals – home	144,441	3,795	732	2.6	19.3	140,907	3,284	551	2.3	16.8
Individuals – other	40,400	3,826	3,056	9.5	79.9	41,671	3,940	2,926	9.5	74.3
Manufacturing	38,371	1,317	544	3.4	41.3	44,674	3,131	2,088	7.0	66.7
Construction	12,917	1,749	691	13.5	39.5	14,760	2,232	519	15.1	23.3
Service and business (4)	127,142	5,584	2,220	4.4	39.8	134,076	5,308	1,860	4.0	35.0
Agriculture, forestry and fishing	4,084	150	69	3.7	46.0	4,279	137	73	3.2	53.3
Property	93,771	17,895	5,199	19.1	29.1	99,426	14,318	3,422	14.4	23.9
Finance leases (5)	18,605	603	348	3.2	57.7	20,103	894	418	4.4	46.8
Interest accruals	1,346					1,728
Latent			2,708					2,740

	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2
of which:
UK domestic	278,406	17,688	8,103	6.4	45.8	277,741	15,791	6,811	5.7	43.1
UK international	80,568	278	127	0.3	45.7	79,391	313	111	0.4	35.5
Europe	87,835	13,313	4,954	15.2	37.2	102,244	13,184	5,292	12.9	40.1
US	82,740	2,870	1,915	3.5	66.7	83,014	4,115	2,020	5.0	49.1
RoW (6)	25,818	1,926	928	7.5	48.2	27,280	1,380	782	5.1	56.7

	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2
For notes to this table see page 164.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairment provisions by industry and geography

The table below analyses loans, REIL and impairment provisions relating to the Core businesses, by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a %of loans	Provisions as a % of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a %of REIL
Core	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	9,568	-	-	-	-	6,128	-	-	-	-
Finance	54,373	638	307	1.2	48.1	50,673	1,038	259	2.0	25.0
Individuals – home	132,508	3,076	515	2.3	16.7	127,975	2,670	341	2.1	12.8
Individuals – other	35,003	3,361	2,707	9.6	80.5	35,313	3,344	2,560	9.5	76.6
Manufacturing	28,477	379	199	1.3	52.5	30,272	491	191	1.6	38.9
Construction	9,194	418	210	4.5	50.2	9,502	457	131	4.8	28.7
Service and business (4)	100,604	2,518	905	2.5	35.9	100,438	1,762	669	1.8	38.0
Agriculture, forestry and fishing	3,940	101	46	2.6	45.5	3,726	90	46	2.4	51.1
Property	47,025	3,432	755	7.3	22.0	49,054	1,766	468	3.6	26.5
Finance leases (5)	8,076	208	124	2.6	59.6	8,147	303	116	3.7	38.3
Interest accruals	920					1,179
Latent			1,736					2,005

	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9
of which:
UK domestic	219,187	8,574	4,615	3.9	53.8	211,726	7,481	4,171	3.5	55.8
UK international	69,039	165	29	0.2	17.6	66,787	314	38	0.5	12.1
Europe	55,628	3,473	1,730	6.2	49.8	61,677	2,348	1,574	3.8	67.0
US	65,863	1,001	906	1.5	90.5	63,544	1,497	876	2.4	58.5
RoW (6)	19,971	918	224	4.6	24.4	18,673	281	127	1.5	45.2

	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9

For notes to this table see page 164.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Loans, REIL and impairments by industry and geography (continued)

The table below analyses loans, REIL and impairment provisions relating to Non-Core, by industry sector and geography.

	30 June 2010					31 December 2009
	Gross loans (1)	REIL (2)	Provisions(3)	REIL as a %of loans	Provisions as a %of REIL	Gross loans (1)	REIL (2)	Provisions (3)	REIL as a % of loans	Provisions as a % of REIL
Non-Core	£m	£m	£m	%	%	£m	£m	£m	%	%

Central and local government	1,370	-	-	-	-	1,532	-	-	-	-
Finance	8,979	518	153	5.8	29.5	9,713	501	160	5.2	31.9
Individuals – home	11,933	719	217	6.0	30.2	12,932	614	210	4.7	34.2
Individuals – other	5,397	465	349	8.6	75.1	6,358	596	366	9.4	61.4
Manufacturing	9,894	938	345	9.5	36.8	14,402	2,640	1,897	18.3	71.9
Construction	3,723	1,331	481	35.8	36.1	5,258	1,775	388	33.8	21.9
Service and business (4)	26,538	3,066	1,315	11.6	42.9	33,638	3,546	1,191	10.5	33.6
Agriculture, forestry and fishing	144	49	23	34.0	46.9	553	47	27	8.5	57.4
Property	46,746	14,463	4,444	30.9	30.7	50,372	12,552	2,954	24.9	23.5
Finance leases (5)	10,529	395	224	3.8	56.7	11,956	591	302	4.9	51.1
Interest accruals	426					549
Latent			972					735

	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0
of which:
UK domestic	59,219	9,114	3,488	15.4	38.3	66,015	8,310	2,640	12.6	31.8
UK international	11,529	113	98	1.0	86.7	12,604	90	73	0.7	81.1
Europe	32,207	9,840	3,224	30.6	32.8	40,567	10,745	3,718	26.5	34.6
US	16,877	1,869	1,009	11.1	54.0	19,470	2,618	1,144	13.4	43.7
RoW (6)	5,847	1,008	704	17.2	69.8	8,607	1,099	655	12.8	59.6

	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0

Notes:
(1)	Gross loans and advances to customers (excluding reverse repurchase agreements and stock borrowing).
(2)	Excludes gross loans and advances relating to disposal groups.
(3)	Closing provisions relating to loans and advances to customers.
(4)	Service industries and business activities.
(5)	Includes instalment credit.
(6)	Rest of the World.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Movement in REIL and PPL

The table below details the movement in REIL and PPL for the half year ended 30 June 2010.

	REIL	PPL	Total
	£m	£m	£m

At 1 January 2010	34,989	924	35,913
Currency translation and other adjustments	(667)	(5)	(672)
Additions	10,679	630	11,309
Transfers	102	(102)	-
Disposals, restructurings and repayments	(4,671)	(449)	(5,120)
Amounts written-off	(4,178)	-	(4,178)

At 30 June 2010	36,254	998	37,252

Key points
•
Total REIL increased by £1.3 billion in the first half of the year. Additions of £4.8 billion in Core and £5.8 billion in Non-Core were partly offset by disposals, restructurings and repayments (Core - £1.9 billion; Non-Core - £2.7 billion) and write-offs (Core - £1.2 billion; Non-Core - £2.9 billion).

•	Net increases in Core REIL were mainly due to growth in Ulster Bank of £1.2 billion, primarily relating to property portfolios, and in UK Corporate of £0.6 billion.

•	Total REIL of £36.3 billion at 30 June 2010 was broadly unchanged from 31 March 2010, with decreases in Non-Core of £1.0 billion, offset by increases in Ulster Bank and GBM of £0.5 billion each.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

REIL and PPL by division

The table below analyses REIL, PPL and impairment provisions by division.

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

30 June 2010
UK Retail	4,845	-	4,845	2,887	60	60
UK Corporate	2,928	245	3,173	1,477	50	47
Wealth	229	48	277	64	28	23
Global Banking & Markets	1,767	159	1,926	1,201	68	62
Global Transaction Services	174	13	187	169	97	90
Ulster Bank	3,484	6	3,490	1,321	38	38
US Retail & Commercial	865	-	865	514	59	59

Core	14,292	471	14,763	7,633	53	52
Non-Core	21,962	527	22,489	8,533	39	38

	36,254	998	37,252	16,166	45	43
.
31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Banking & Markets	1,237	177	1,414	1,298	105	92
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

REIL and PPL by division (continued)

Key points
•	Provision coverage of REIL increased from 43% to 45%.

•
Provision coverage of REIL for Core was 53% while that for Non-Core was 39%. The differing ratios arise from product mix with Core REIL containing a higher proportion of unsecured credit exposures whilst Non-Core contains more secured exposures which require relatively lower provisions.

•	Provisions coverage was down slightly from 46% at 31 March 2010 to 45% at 30 June 2010.

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	First half 2010			Quarter ended 31 March 2010			Full year 31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	6,921	8,252	15,173	6,921	8,252	15,173	9,451
Transfers to disposal groups	-	(67)	(67)	-	(29)	(29)	(321)
Currency translation and other adjustments	(279)	119	(160)	30	185	215	(428)
Disposals	-	(17)	(17)	-	-	-	(65)
Amounts written-off	(1,063)	(2,718)	(3,781)	(501)	(596)	(1,097)	(6,478)
Recoveries of amounts previously written-off	104	46	150	45	25	70	325
Charge to income statement	2,046	3,035	5,081	950	1,652	2,602	13,090
Unwind of discount	(96)	(117)	(213)	(48)	(59)	(107)	(401)

At end of period	7,633	8,533	16,166	7,397	9,430	16,827	15,173

Loan impairment provisions on loans to customers

	30 June 2010			31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,736	972	2,708	2,017	809	2,826	2,005	735	2,740
Collectively assessed	3,938	1,166	5,104	3,783	1,164	4,947	3,509	1,266	4,775
Individually assessed	1,830	6,385	8,215	1,459	7,437	8,896	1,272	6,229	7,501

Total (1)	7,504	8,523	16,027	7,259	9,410	16,669	6,786	8,230	15,016

Note:
(1)	Excludes £139 million relating to loans and advances to banks at 30 June 2010 (31 March 2010 - £158 million; 31 December 2009 - £157 million).

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Analysis of loan impairment charge

The following table analyses impairment losses.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Latent loss	(76)	31	616	(45)	724
Collectively assessed	752	841	1,008	1,593	2,003
Individually assessed – customer loans	1,803	1,730	2,889	3,533	4,061

Customer loans	2,479	2,602	4,513	5,081	6,788
Bank loans	-	-	7	-	8
Securities	8	73	143	81	725

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Charge relating to customer loans as a % of gross customer loans (1)	1.8%	1.8%	3.0%	1.8%	2.2%

Note:
(1)	Gross of provisions excluding reverse repurchase agreements and including gross loans relating to disposal groups.

Risk and capital management (continued)

Credit risk: Risk elements and impairments (continued)

Impairment charge
The following table details the total impairment losses charged to the income statement by division.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Comprising:
- Loan impairment losses	2,479	2,602	4,520	5,081	6,796
- Securities impairment losses	8	73	143	81	725

Charge to income statement	2,487	2,675	4,663	5,162	7,521

Key points
•
Impairment charges fell overall from £7.5 billion in H1 2009 to £5.2 billion in H1 2010, primarily in Non-Core, reflecting the improving trends seen since H2 2009, particularly in the UK corporate sector.

•
Impairment charges in Q2 2010 were £188 million less than in Q1 2010. Lower charges in Non-Core (£0.3 billion) and UK Retail (£0.1 billion) were partially offset by increases in Ulster Bank (£0.1 billion) and GBM (£0.1 billion).

•	Impairments in Ulster Bank increased significantly reflecting continued downward pressures on commercial and residential property asset values and the resultant impact on credit quality of customers.

•	The increased charge in GBM in Q2 2010 relates to a few individual provisions; Q1 2010 benefited from the absence of any such provisions.

Risk and capital management (continued)

Funding and liquidity risk

The objective of the Group’s funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due.

Liquidity management within the Group specifies prudent limits and controls over risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Loan to deposit ratio (net of provisions): This ratio has improved from 131% at 31 March 2010 to 128% at 30 June 2010 for the Group and is stable at 102% at 31 March 2010 and 30 June 2010 for the Core businesses.  The Group has a target for this ratio of 100% by 2013.  The gap between customer loans and customer deposits (excluding repurchase agreements and Bancassurance) narrowed by £13 billion from £131 billion at 31 March 2010 to £118 billion at 30 June 2010, due primarily to a reduction in Non-Core and GBM customer loans.

Short-term wholesale funding: The Group’s funding objective is to diversify its funding sources and to reduce the amount of its wholesale funding with remaining maturity of less than one year. The Group’s overall reliance on wholesale funding with less than one year residual maturity has decreased from £222 billion at 31 March 2010 to £198 billion at 30 June 2010 (including £92 billion of deposits from banks).

Undrawn commitments: The Group actively manages the amount of undrawn commitments to align them with its ability to meet those obligations. Undrawn commitments decreased by £12 billion from £283 billion at 31 March 2010 to £271 billion at 30 June 2010.

Liquidity reserves: The following table shows the composition of the liquidity reserves which comprise government securities, a pool of unencumbered secured assets eligible for discounting at central banks and other liquid assets. The Group’s 2013 target for its liquidity reserves remains at £150 billion.

	30 June 2010	31 March 2010	31 December 2009
Liquidity reserves	£m	£m	£m

Central Group Treasury portfolio	25,243	25,212	19,655
Treasury bills	15,647	19,810	27,547
Other government securities	13,177	14,333	10,205

Total government securities	54,067	59,355	57,407
Cash and central bank balances	29,591	42,008	51,500
Unencumbered collateral (1)	39,580	46,370	42,055
Other liquid assets	13,731	17,158	19,699

	136,969	164,891	170,661

Note:
(1)	Includes secured assets which are eligible for discounting at central banks.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Key points
The Group’s liquidity reserves of £137 billion at 30 June 2010 were £28 billion lower than at 31 March 2010 primarily due to the following factors:

•
A reduction of £16 billion in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of RBS NV and ABN AMRO in April 2010. Following successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

•
A reduction of £4 billion of contingent liquidity available through central bank schemes introduced in 2008 and 2009. This reflects the Group’s strategy to reduce reliance on central bank liquidity and funding schemes.

•	Exchange rate movements in Q2 2010 which reduced reported liquidity reserves by £4 billion.

Repurchase agreements: At 30 June 2010 the Group had £71 billion of customer repurchase agreements compared with £81 billion at 31 March 2010. In addition the Group had £44 billion of bank repurchase agreements against £48 billion at 31 March 2010 and £38 billion at 31 December 2009; this includes borrowing using central bank funding schemes.

Wholesale funding: The tables below show the composition of the sources of wholesale funding.

	30 June 2010		31 March 2010		31 December 2009
	£m	%	£m	%	£m	%

Deposits by banks (1)	96,614	12.7	100,168	12.6	115,642	14.3

Debt securities in issue:
- Commercial paper	30,865	4.1	36,588	4.6	44,307	5.5
- Certificates of deposits	45,888	6.0	57,369	7.2	58,195	7.2
- Medium-term notes and other bonds	122,981	16.1	126,610	15.9	125,800	15.6
- Securitisations	17,583	2.3	18,645	2.3	18,027	2.2

	217,317	28.5	239,212	30.0	246,329	30.5

Subordinated liabilities	27,523	3.6	31,936	4.0	31,538	3.9

Total wholesale funding	341,454	44.8	371,316	46.6	393,509	48.7
Customer deposits (1)	420,890	55.2	425,102	53.4	414,251	51.3

	762,344	100.0	796,418	100.0	807,760	100.0

Note:
(1)	Excludes repurchase agreements and stock lending.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding (continued)

Key points
•
The Group has continued to execute its strategic objective to reduce reliance on wholesale funding. Each source of wholesale funding has reduced during the first half of 2010: deposits by banks (16% reduction), debt securities in issue (12% reduction), and subordinated liabilities (13% reduction).

•	The Group has increased the proportion of its funding base from customer deposits during the first half of the year by 4%, from 51% at 31 December 2009 to 55% at 30 June 2010.

The table below analyses the Group’s debt securities and subordinated debt by maturity.

	30 June 2010				31 March 2010				31 December 2009
	Debt securities in issue	Sub debt (1)	Total		Debt securities in issue	Sub debt (1)	Total		Debt securities in issue	Sub debt (1)	Total
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%

< one year	103,630	2,422	106,052	43.3	126,102	1,835	127,937	47.2	136,901	2,144	139,045	50.0
1-5 years	77,266	7,575	84,841	34.7	73,842	6,079	79,921	29.5	70,437	4,235	74,672	26.9
> 5 years	36,421	17,526	53,947	22.0	39,268	24,022	63,290	23.3	38,991	25,159	64,150	23.1

	217,317	27,523	244,840	100.0	239,212	31,936	271,148	100.0	246,329	31,538	277,867	100.0

Note:
(1)	Subordinated liabilities.

Key points
•
Debt securities in issue and subordinated debt with a remaining maturity of less than 1 year decreased by £22 billion during Q2 2010, and by £33 billion in the first half primarily due to a focused strategy around asset reductions and terming out of the remaining wholesale funding.

•	The proportion of debt instruments with a remaining maturity of greater than one year has increased from 50% at 31 December 2009 to 57% at 30 June 2010.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding (continued)

Long-term debt securities issuance: The table below shows the amount and type of debt securities issued by the Group, by quarter for the year to date. This table includes long term debt securities issued with a maturity greater than one year; in addition the Group executes other long-term funding arrangements which are not reflected here.

	Quarter ended		Half year ended 30 June 2010	Quarter ended		Half year ended 30 June 2009
	30 June 2010	31 March 2010		30 June 2009	31 March 2009
	£m	£m	£m	£m	£m	£bn

Public
- unsecured	1,882	3,976	5,858	3,123	-	3,123
- unsecured: government guaranteed	-	-	-	4,520	8,804	13,324
- secured	1,030	-	1,030	-	-	-
Private
- unsecured	2,370	4,158	6,528	2,654	1,637	4,291
- unsecured: government guaranteed	-	-	-	2,428	6,493	8,921

	5,282	8,134	13,416	12,725	16,934	29,659

Key points
•
Term funding markets were very strong in Q1 2010 but became more challenging in Q2 due to eurozone concerns. The Group managed during the period to issue £8.1 billion and £5.3 billion in Q1 and Q2 2010 respectively.

•	Issuances in public and private markets in H1 2010 exceeded 50% of the Group’s original full year target funding plan of c. £20-25 billion.

•	An additional £3.1 billion was issued in July, and it appears markets are improving post the CEBS stress test results.

•
The Group launched a €15 billion covered bond programme in April 2010 as one important step towards its goal of diversifying funding sources across product types and markets as much as possible. In June 2010, €1.25 billion of covered bonds were issued from this programme.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Net stable funding ratio:
The net stable funding ratio (NSFR) shows the proportion of structural term assets which are funded by stable funding, including customer deposits, long-term wholesale funding and equity.  The measure has improved slightly to 92% at 30 June 2010. The Group is considering an alternative methodology in light of the Basel Committee’s decision to delay the requirement of the NSFR until 2018.

	30 June 2010		31 December 2009
		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	77	77	80	80	100
Wholesale funding > 1 year	143	143	144	144	100
Wholesale funding < 1 year	198	-	249	-	-
Derivatives	509	-	422	-	-
Repos	115	-	106	-	-
Customer deposits	421	358	415	353	85
Other (deferred taxation, insurance liabilities, etc)	118	-	106	-	-

Total liabilities and equity	1,581	578	1,522	577

Cash	30	-	52	-	-
Inter bank lending	54	-	49	-	-
Debt securities	236	47	249	50	20
Derivatives	523	-	438	-	-
Reverse repos	87	-	76	-	-
Advances < 1 year	135	67	139	69	50
Advances >1 year	404	404	416	416	100
Other (prepayments, accrued income, deferred taxation)	112	112	103	103	100

Total assets	1,581	630	1,522	638

Net stable funding ratio		92%		90%

Note:
(1)	Available stable funding.

Risk and capital management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited to, VaR, scenario analyses, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading, non-trading and interest rate risk. Trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses. Interest rate risk disclosures reflect the Group’s structural and non-traded interest rate exposure.

As part of the ongoing review and analysis of the suitability of the Group’s VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in H1 2010. The credit crisis in the US in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par.  The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

•
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon therefore, events more severe than those in the historical data series cannot be predicted;

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

•	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and capital management (continued)

Market risk: Traded portfolios

The table below analyses the VaR for the Group’s trading portfolios segregated by type of market risk exposure.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	45.8	42.8	64.2	32.5	48.5	50.5	84.6	28.1
Credit spread	158.2	203.0	203.2	113.0	170.8	174.8	211.6	135.7
Currency	20.6	21.4	28.0	13.9	18.0	20.7	26.2	10.5
Equity	10.4	6.7	17.3	6.6	13.0	13.1	23.2	2.7
Commodity	10.7	8.1	15.8	6.7	15.8	8.9	32.1	6.6
Diversification		(71.5)				(86.1)

Total	152.9	210.5	210.5	103.0	166.9	181.9	214.7	121.2

Core	95.5	118.1	145.4	58.9	104.6	127.3	135.4	73.8
CEM (2)	45.1	75.5	76.5	30.3	38.1	38.6	41.3	29.4
Core excluding CEM (2)	82.8	78.6	108.7	53.6	83.8	97.4	116.5	55.3

Non-Core	90.4	104.9	108.1	63.2	97.3	84.8	147.7	58.6

Notes:
(1)	As of and for the six months ended.
(2)	Counterparty Exposure Management.

Key points
•
The credit spread, Core and total VaR have decreased overall in H1 2010 compared with H2 2009.  A significant decrease in VaR was observed primarily due to the implementation of the relative price-based mapping scheme described above; however this was partially offset by the novation of counterparty risk hedging trades from RBS NV to RBS plc.  For RBS NV there is no local regulatory requirement for counterparty hedges to be included in VaR, as they are treated on a standardised basis but on novation to CEM in RBS plc, under UK regulatory requirements, the trades were captured by the VaR model resulting in an increase in VaR.

•
The period end and maximum VaR for CEM is significantly higher in H1 2010 compared to H2 2009 due to the novation of the counterparty risk hedging trades described above.  CEM manages the counterparty risk on behalf of GBM, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR regulatory capital.

•	The Non-Core average VaR also decreased due to the implementation of the price mapping scheme, but this was more than offset by the weakening of sterling against the US dollar through the period.

Risk and capital management (continued)

Market risk: Non-traded portfolios

The tables below analyse the risk of the Group’s non-trading portfolios.

VaR is not always the most appropriate measure of risk for assets in the non-trading book and particularly for those in Non-Core, which will diminish over time as the asset inventory is sold down.

The first VaR table below represents the VaR for all non-trading portfolios as reported in previous disclosures for comparative purposes. To better represent the risk of the non-traded portfolios, the second table below analyses the VaR for the non-trading portfolios, but excludes the Non-Core structured credit portfolio (SCP). These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class. The risk in this portfolio is managed on both an asset and RWA basis.

VaR for the Group’s non-trading portfolios (including SCP), segregated by type of market risk exposure is shown below.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	10.6	9.3	15.8	6.5	13.4	16.5	17.2	9.5
Credit spread	161.3	135.2	226.9	133.8	223.2	213.3	245.8	180.3
Currency	1.7	3.0	7.9	0.3	1.6	0.6	7.0	0.5
Equity	0.9	0.4	3.4	0.2	3.2	2.3	3.7	1.7
Diversification		(19.9)				(26.0)

Total	153.1	128.0	216.2	128.0	214.4	206.7	234.3	182.7

Core	71.8	31.9	145.7	30.6	127.0	129.4	142.7	81.0
Non-Core	101.2	113.4	120.8	79.6	102.3	87.6	120.2	80.3
Note:
(1)	As of and for the six months ended.

Key points
•	Sales of available-for-sale securities contributed to the VaR reduction.

•
As for traded VaR, the non-traded credit spread, Core and total VaR have decreased significantly due to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above.

•	The H1 2010 period end Non-Core VaR increased due to:
(a) Loan collateral came back on the balance sheet in April 2010 following the failure of some real estate investment trusts that had pledged commercial real estate loans; and
(b)
The implementation in March 2010 of the relative price-based ABS VaR methodology described above.  The enhancement for these Non-Core banking book positions resulted in mapping to a relatively more volatile time series and hence increased VaR.

Risk and capital management (continued)

Market risk: Non-traded portfolios (continued)

VaR for non-trading portfolios (excluding SCP), segregated by type of mark risk exposure, is presented below.

	30 June 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.8	10.1	13.6	6.5	12.7	15.0	16.0	9.1
Credit spread	154.4	125.1	227.2	123.0	214.5	209.5	232.8	176.5
Currency	1.7	3.4	7.6	0.3	1.6	0.6	7.0	0.5
Equity	0.9	0.4	3.4	0.2	3.2	2.3	3.7	1.7
Diversification		(22.4)				(31.6)

Total	148.1	116.6	216.2	115.0	201.1	195.8	221.9	167.7

Core	71.8	31.9	145.7	30.6	127.0	129.4	142.7	81.0
Non-Core	80.6	85.5	94.7	70.2	83.2	72.9	98.5	72.9

Structured Credit Portfolio

	CDOs (1)		CLOs (2)		MBS (3)		Other ABS		Total
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Drawn notional:
1-2 years	-	-	-	-	-	-	67.5	81.5	67.5	81.5
2-3 years	75.0	39.9	20.0	-	42.5	-	85.0	19.4	222.5	59.3
3-4 years	29.8	18.8	36.7	18.5	19.0	42.3	297.9	99.0	383.4	178.6
4-5 years	20.2	17.4	10.8	47.1	38.1	36.4	58.6	331.7	127.7	432.6
5-10 years	90.1	107.2	438.8	684.8	393.6	424.0	547.8	521.5	1,470.3	1,737.5
>10 years	624.2	593.5	1,004.5	1,113.6	688.7	820.0	607.4	572.9	2,924.8	3,100.0

	839.3	776.8	1,510.8	1,864.0	1,181.9	1,322.7	1,664.2	1,626.0	5,196.2	5,589.5

Fair value:
1-2 years	-	-	-	-	-	-	61.2	67.7	61.2	67.7
2-3 years	70.3	23.9	18.3	-	31.4	-	79.5	18.1	199.5	42.0
3-4 years	23.3	16.4	31.8	16.8	17.9	31.2	239.3	75.6	312.3	140.0
4-5 years	17.2	3.5	10.4	41.3	32.9	28.8	52.8	275.0	113.3	348.6
5-10 years	80.1	89.7	389.9	593.5	254.5	251.4	454.6	394.0	1,179.1	1,328.6
>10 years	232.5	192.7	810.4	895.6	419.5	468.4	386.8	324.9	1,849.2	1,881.6

	423.4	326.2	1,260.8	1,547.2	756.2	779.8	1,274.2	1,155.3	3,714.6	3,808.5

Notes:
(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.

MBS include sub-prime RMBS with a notional amount of £562.3 million (31 December 2009 - £681.7 million) and a fair value of £349.5 million (31 December 2009 - £415.1 million), all with residual maturities greater than 10 years.

Risk and capital management (continued)

Market risk: Structured Credit Portfolio (continued)

Key points
•
The reduction of total portfolio notionals was driven by sales of AUD and USD denominated CLO assets and amortisation of MBS assets. The sales were partially offset by foreign exchange translation on USD denominated assets, particularly CDO and other ABS assets.

•	Fair values reduced significantly less than the notionals. The divergence was due to a rally in risk assets during 2010, where CDO and other ABS assets rallied strongly from the 2009 year end prices.

Interest rate risk

The table below shows the structural interest rate VaR for the Group’s retail and commercial businesses and non-traded interest rate VaR, analysed by currency.

	30 June 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate VaR	56.8	42.1	77.5	42.1	72.6	101.3	101.3	53.3

	30 June 2010	31 December 2009
	£m	£m

EUR	4.3	32.2
GBP	12.0	111.2
USD	36.9	42.1
Other	14.6	9.0

Note:
(1)	As of and for the six months ended.

Key points
•	The sterling interest rate VaR has reduced significantly as a result of the hedging of the proceeds from the B-share issuance in December 2009.

•	The Euro interest rate VaR significantly reduced following legal separation of ABN AMRO and RBS NV on 1 April 2010.

Risk and capital management (continued)

Market risk: Sensitivity of net interest income

The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income (NII) through its management of market risk in the Group’s retail and commercial portfolios, whilst balancing the cost of such hedging activities on the current net revenue stream.

The following table shows the sensitivity of NII over the next twelve months to an immediate up and down 1% change to all interest rates.

	30 June 2010	31 December 2009
	£m	£m

+ 100bp shift in yield curves	429	510
– 100bp shift in yield curves	(364)	(687)

The base case projected NII is based on the Group’s period end balance sheet and forward rate paths implied by the yield curve at 30 June 2010. Contractual repricing dates are used when available. Where contractual repricing dates are not held an estimate of the likely timing and extent of any rate change is used. The projection also includes the expected effects of behavioural options such as the prepayment of residential mortgages. The reported sensitivities show how this projected NII would change in response to an immediate parallel shift to all market rates.

The scenarios used are simplified in that they assume all interest rates for all currencies and maturities move simultaneously and by the same amount. The scenarios do not incorporate new business or potential management actions taken to mitigate the impact of the interest rate risk shock.

The Group remains asset sensitive. The position reflects the assumed margin uplift from the removal of embedded deposit floors and slower mortgage prepayment speeds in higher rate environments. The position also reflects the Group’s view that market rates are more likely to rise than decline from levels implied by the forward yield curve.

Risk and capital management (continued)

Market risk: Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.  For more details, refer to the Group’s 2009 Report and Accounts – Risk, capital and liquidity management section, included within the Business review.

The table below details the Group’s structural foreign currency exposures.

	Net assets of overseas operations	RFS Holdings minority interest	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
US dollar	17,536	2	17,534	(2,846)	14,688	(4,205)	10,483
Euro	7,192	104	7,088	(778)	6,310	(2,191)	4,119
Other non-sterling	5,219	266	4,953	(3,703)	1,250	-	1,250

	29,947	372	29,575	(7,327)	22,248	(6,396)	15,852

31 December 2009
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	-	1,194

	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332

Note:
(1)	The economic hedges represent US dollar and Euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key point
•
Structural foreign currency exposures have increased in sterling terms due to exchange rate movements and reduced hedging. The increased exposures more effectively offset retranslation movements in RWAs, reducing the sensitivity of the Group’s capital ratios to exchange rate movements.

Risk and capital management (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s credit market activities, the majority of which reside in Non-Core and, to a lesser extent, Global Banking & Markets (GBM), US Retail & Commercial and Group Treasury.  For certain disclosures – credit valuation adjustments, leverage finance and conduits - the information presented has been analysed between the Group’s Core and Non-Core businesses.

Asset-backed securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.  The table below analyses the carrying value of the Group’s debt securities.

	30 June 2010	31 December 2009
	£bn	£bn

Securities issued by central and local governments	132.8	134.1
Asset-backed securities	78.7	87.6
Securities issued by banks and building societies	12.9	14.0
Securities issued by corporates, US federal agencies and other entities	11.9	13.4

Total debt securities	236.3	249.1

The Group’s credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form.  ABS have an interest in an underlying pool of referenced assets.  The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

Debt securities include residential mortgage-backed securities, commercial mortgage-backed securities, ABS collateralised debt obligations and collateralised loan obligations and other ABS.  In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices.  The counterparty to some of these hedge transactions are monoline insurers.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography

The table below analyses the gross, carrying values and net exposures of these ABS by geography of the underlying assets.

	30 June 2010					31 December 2009
	US	UK	Other Europe	RoW (1)	Total	US	UK	Other Europe	RoW (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure: (2)
RMBS: G10 governments (3)	23,790	16	6,283	-	30,089	26,644	17	7,016	94	33,771
RMBS: covered bond	127	193	7,975	-	8,295	49	297	9,019	-	9,365
RMBS: prime	1,942	4,869	2,681	849	10,341	2,965	5,276	4,567	222	13,030
RMBS: non-conforming	1,255	2,205	118	-	3,578	1,341	2,138	128	-	3,607
RMBS: sub-prime	1,244	394	175	246	2,059	1,668	724	195	561	3,148
CMBS	3,802	1,873	1,524	96	7,295	3,422	1,781	1,420	75	6,698
CDOs	14,714	129	484	-	15,327	12,382	329	571	27	13,309
CLOs	9,216	114	1,608	378	11,316	9,092	166	2,169	1,173	12,600
Other ABS	3,512	1,199	3,016	2,013	9,740	3,587	1,980	5,031	1,569	12,167

	59,602	10,992	23,864	3,582	98,040	61,150	12,708	30,116	3,721	107,695

Carrying value:
RMBS: G10 governments (3)	24,461	16	5,799	-	30,276	26,984	17	6,870	33	33,904
RMBS: covered bond	131	195	7,290	-	7,616	50	288	8,734	-	9,072
RMBS: prime	1,724	3,884	2,253	256	8,117	2,696	4,583	4,009	212	11,500
RMBS: non-conforming	961	2,084	118	-	3,163	958	1,957	128	-	3,043
RMBS: sub-prime	674	254	143	227	1,298	977	314	146	387	1,824
CMBS	3,337	1,556	1,026	70	5,989	3,237	1,305	924	43	5,509
CDOs	3,566	64	291	-	3,921	3,275	166	400	27	3,868
CLOs	7,996	82	1,159	235	9,472	6,736	112	1,469	999	9,316
Other ABS	3,010	1,085	2,820	1,938	8,853	2,886	1,124	4,369	1,187	9,566

	45,860	9,220	20,899	2,726	78,705	47,799	9,866	27,049	2,888	87,602

Net exposure: (4)
RMBS: G10 governments (3)	24,461	16	5,799	-	30,276	26,984	17	6,870	33	33,904
RMBS: covered bond	131	195	7,290	-	7,616	50	288	8,734	-	9,072
RMBS: prime	1,669	3,001	1,452	176	6,298	2,436	3,747	3,018	172	9,373
RMBS: non-conforming	958	2,084	118	-	3,160	948	1,957	128	-	3,033
RMBS: sub-prime	237	242	135	194	808	565	305	137	290	1,297
CMBS	2,608	1,398	663	46	4,715	2,245	1,228	595	399	4,467
CDOs	1,098	23	269	-	1,390	743	124	382	26	1,275
CLOs	1,297	56	920	43	2,316	1,636	86	1,104	39	2,865
Other ABS	2,475	1,057	2,792	1,937	8,261	2,117	839	4,331	1,145	8,432

	34,934	8,072	19,438	2,396	64,840	37,724	8,591	25,299	2,104	73,718

For notes to this table refer to page 185.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by measurement classification

The table below analyses the gross and net exposures and carrying values of these ABS by measurement classification – held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated as at fair value through profit or loss (DFV).

	30 June 2010					31 December 2009
	HFT	AFS	LAR	DFV	Total	HFT	AFS	LAR	DFV	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure: (2)
RMBS: G10 governments (3)	9,973	20,116	-	-	30,089	13,536	20,235	-	-	33,771
RMBS: covered bond	-	8,295	-	-	8,295	-	9,365	-	-	9,365
RMBS: prime	4,886	5,277	177	1	10,341	6,274	5,761	848	147	13,030
RMBS: non-conforming	594	1,483	1,499	2	3,578	635	1,498	1,474	-	3,607
RMBS: sub-prime	1,049	779	231	-	2,059	1,632	1,020	479	17	3,148
CMBS	3,827	1,712	1,540	216	7,295	2,936	1,842	1,711	209	6,698
CDOs	10,119	5,078	129	1	15,327	9,080	3,923	305	1	13,309
CLOs	4,410	6,424	482	-	11,316	5,346	6,581	673	-	12,600
Other ABS	1,496	5,081	3,163	-	9,740	2,912	5,252	3,985	18	12,167

	36,354	54,245	7,221	220	98,040	42,351	55,477	9,475	392	107,695

Carrying value:
RMBS: G10 governments (3)	10,077	20,199	-	-	30,276	13,397	20,507	-	-	33,904
RMBS: covered bond	-	7,616	-	-	7,616	-	9,072	-	-	9,072
RMBS: prime	3,359	4,597	161	-	8,117	5,133	5,643	583	141	11,500
RMBS: non-conforming	426	1,238	1,499	-	3,163	389	1,180	1,474	-	3,043
RMBS: sub-prime	596	482	220	-	1,298	779	704	324	17	1,824
CMBS	2,764	1,549	1,444	232	5,989	2,279	1,637	1,377	216	5,509
CDOs	1,768	2,029	124	-	3,921	2,064	1,600	203	1	3,868
CLOs	3,351	5,682	438	1	9,472	3,296	5,500	520	-	9,316
Other ABS	1,273	4,317	3,262	1	8,853	1,483	4,621	3,443	19	9,566

	23,614	47,709	7,148	234	78,705	28,820	50,464	7,924	394	87,602

Net exposure: (4)
RMBS: G10 governments (3)	10,077	20,199	-	-	30,276	13,397	20,507	-	-	33,904
RMBS: covered bond	-	7,616	-	-	7,616	-	9,072	-	-	9,072
RMBS: prime	1,538	4,597	162	1	6,298	3,167	5,480	584	142	9,373
RMBS: non-conforming	423	1,238	1,499	-	3,160	379	1,180	1,474	-	3,033
RMBS: sub-prime	236	352	220	-	808	529	427	324	17	1,297
CMBS	863	1,986	1,444	422	4,715	1,331	1,556	1,377	203	4,467
CDOs	722	544	124	-	1,390	521	550	203	1	1,275
CLOs	451	1,426	438	1	2,316	673	1,672	520	-	2,865
Other ABS	812	4,318	3,131	-	8,261	483	4,621	3,309	19	8,432

	15,122	42,276	7,018	424	64,840	20,480	45,065	7,791	382	73,718

For notes to this table refer to page 185.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings (refer to note 5 below) of ABS carrying values.

	AAA rated	AA- rated and above	A- rated and above	BBB- rated and above	Sub- investment grade	Not publicly rated	Total
	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Carrying value:
RMBS: G10 governments (3)	28,773	1,375	128	-	-	-	30,276
RMBS: covered bond	7,297	85	111	16	-	107	7,616
RMBS: prime	5,887	761	566	157	717	29	8,117
RMBS: non-conforming	1,823	168	72	385	704	11	3,163
RMBS: sub-prime	357	114	223	17	513	74	1,298
CMBS	3,678	509	1,095	438	254	15	5,989
CDOs	717	507	297	582	1,631	187	3,921
CLOs	4,556	2,649	1,184	595	432	56	9,472
Other ABS	3,242	1,199	1,172	2,042	365	833	8,853

	56,330	7,367	4,848	4,232	4,616	1,312	78,705

31 December 2009
Carrying value:
RMBS: G10 governments (3)	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Notes:
(1)	Rest of the World.
(2)	Gross exposures represent the principal amounts relating to asset-backed securities.
(3)	RMBS: G10 government securities comprises securities that are:
(a) Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises; and
(b) Guaranteed by the Dutch government.
(4)
Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments.  The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(5)	Credit ratings are based on those from rating agency Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Key points
•
ABS carrying values decreased by 10%, from £87.6 billion at 31 December 2009 to £78.7 billion, principally due to net sales and maturities of £32.1 billion, partially offset by additions of £20.1 billion, foreign exchange movements of £2.6 billion and fair value increases.

•	US government-backed securities were £24.5 billion at 30 June 2010 (31 December 2009 - £27.0 billion). This comprised:

• HFT securities of £10.1 billion down from £13.4 billion at the end of 2009, reflecting repositioning and net sell down in GBM mortgage trading of US agency positions following market developments.

• AFS exposures of £14.4 billion (31 December 2009 - £13.6 billion) of liquidity portfolios in US Retail & Commercial; the increase in the period reflected foreign exchange movements.

•
Dutch government guaranteed RMBS exposures in Group Treasury’s liquidity portfolio decreased to £5.8 billion at 30 June 2010 from £6.9 billion at 31 December 2009 reflecting foreign exchange effects and lower fair values.

•
Covered bonds issued by both Dutch and Spanish financial institutions, also in Group Treasury’s liquidity portfolio, decreased by £1.5 billion to £7.6 billion at 30 June 2010, mainly due to disposals, maturities and foreign exchange movements.

•	CDOs remained flat at £3.9 billion at 30 June 2010, where amortisation offset credit spread related fair value gains and foreign exchange movements.

•	CLOs increased from £9.3 billion at 31 December 2009 to £9.5 billion at 30 June 2010, driven primarily by foreign exchange movements and tightening spreads.

•
AAA rated assets decreased from £65.1 billion at 31 December 2009 to £56.3 billion at 30 June 2010, primarily as a result of the sell-down activity of prime and US government-backed securities. The US government ended its main mortgage-backed securities purchase programme in Q1 2010 due to improved economic conditions.  GBM anticipated downward pressure on prices and demand and sold off positions, mainly in Q1 2010.  The increase in sub-investment grade assets of £1.1 billion is largely driven by downgrades of CDOs.

•	Life-to-date net valuation losses on ABS held at 30 June 2010, including impairment provisions, were £19.3 billion (31 December 2009 - £20.1 billion) comprising:

•
RMBS: £3.9 billion (31 December 2009 - £3.6 billion), of which £0.6 billion (31 December 2009 - £0.7 billion) was in US sub-prime and £2.9 billion (31 December 2009 - £2.3 billion) on European assets of which £1.2 billion related to Group Treasury’s AFS liquidity portfolio, reflecting recent market events.

• CMBS: £1.3 billion (31 December 2009 - £1.2 billion) of primarily European assets.

•
CDOs and CLOs of £11.4 billion (31 December 2009 - £9.4 billion) and £1.8 billion (31 December 2009 - £3.3 billion) respectively, significantly all relating to US assets in Non-Core. Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure.  The increase in CDOs reflects decreases in average prices and the decrease in CLOs reflects a rally in prices, principally in Q1 2010.

• Other ABS: £0.9 billion (31 December 2009 - £2.6 billion).

Risk and capital management (continued)

Other risk exposures

Credit valuation adjustments (CVA)
CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The table below details the CVA at 30 June 2010.

	30 June 2010	31 December 2009
	£m	£m

Monoline insurers	3,599	3,796
CDPCs	791	499
Other counterparties	1,916	1,588

Total credit valuation adjustments	6,306	5,883

Monoline insurers
The Group has purchased protection from monoline insurers, mainly against specific ABS. Monolines specialise in providing credit protection against both the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives, such as credit default swaps, referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades, the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument, however for the remainder of the trades, the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses CDS spreads and internally assessed recovery levels to determine the market implied level of expected loss on monoline exposures of different maturities.  The probability of default is calculated with reference to market observable credit spreads and recovery rates.  CVA is calculated at a trade level by applying the expected loss corresponding to the expected maturity of each trade to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline insurer are received at the point of default or over the life of the underlying reference instruments.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The table below summarises the Group’s exposure to monolines, all of which are in Non-Core.

	30 June 2010	31 December 2009
	£m	£m

Gross exposure to monolines	5,495	6,170
Hedges with financial institutions	(73)	(531)
Credit valuation adjustment	(3,599)	(3,796)

Net exposure to monolines	1,823	1,843

CVA as a % of gross exposure	65%	62%

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

30 June 2010
AA rated	7,474	6,342	1,132	439	-	693
Sub-investment grade	12,247	7,884	4,363	3,160	73	1,130

Total	19,721	14,226	5,495	3,599	73	1,823

Of which:
CDOs	1,658	496	1,162	836
RMBS	3	3	-	-
CMBS	4,496	2,335	2,161	1,565
CLOs	10,321	9,167	1,154	648
Other ABS	2,708	1,924	784	419
Other	535	301	234	131

	19,721	14,226	5,495	3,599

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure to monoline insurers
	£m	£m	£m	£m	£m	£m

31 December 2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

Total	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

Credit ratings are based on those from rating agencies S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

The net effect to the income statement relating to monoline exposures is shown below.

£m

Credit valuation adjustment at 1 January 2010	(3,796)
Credit valuation adjustment at 30 June 2010	(3,599)

Decrease in credit valuation adjustment	197
Net debit relating to realisation, hedges, foreign exchange and other movements	(56)
Net debit relating to reclassified debt securities	(220)

Net debit to income statement (1)	(79)

Note:
(1)	Includes £139 million of losses recorded as income from trading activities.

A number of debt securities with monoline protection were reclassified from HFT to AFS with effect from 1 July 2008. Changes in the fair value since the reclassification are only recognised in the income statement to the extent that the debt securities are considered to be impaired. Changes in the fair value of the related monoline CDS continue to be recorded in the income statement. The fair value of these reclassified debt securities at 30 June 2010 was £5,826 million (1 July 2008 - £6,823 million after adjusting for both principal based cash flows and foreign exchange effects between 1 July 2008 and 30 June 2010).  As a result of the reclassifications, total cumulative losses of £466 million have not been recognised in the income statement.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
The decrease in CVA held against exposures to monoline insurers reflects the reduction in exposure due to a combination of higher prices of underlying reference instruments, primarily CLOs and CMBS, and restructuring of certain exposures. The decrease was partially offset by credit spreads widening, recovery rate movements and the weakening of sterling against the US dollar.

•	Following market events in the first quarter, the CVA calculation was modified to reference more conservative internally assessed recovery levels, resulting in a higher CVA reserve.

•	The CVA decreased on a total basis, in line with the reduction in exposure, but increased on a relative basis reflecting widening credit spreads and lower recovery rates.

•	The majority of the current exposure is to monoline counterparties that are classified as sub-investment grade.

•
Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures decreased from £13.7 billion at 31 December 2009 to £9.2 billion at 30 June 2010. Regulatory intervention on certain monolines, triggered credit events during the first quarter, resulting in capital deductions of £171 million, instead of being included in the RWA calculations.  This combined with an improvement in the rating of an underlying bond portfolio held by the Group to investment grade status, were the main drivers of the reduction.

•
Net monoline related losses, including those from restructuring certain exposures, were partly offset by foreign exchange movements. The net effect of reclassified debt securities reflects the difference between accounting impairments and mark-to-market gains that would have been reported on the assets if they had been accounted for on a fair value through profit or loss basis.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (CDPC)
A CDPC is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, but they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives. The Group’s exposure to CDPCs is predominantly to tranched credit derivatives (tranches).  A tranche references a portfolio of loans and bonds and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).

The gross mark-to-market of the CDPC protection is determined using industry standard models.  The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated with reference to recent market events impacting CDPCs, including commutation activity and by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

A summary of the Group’s exposure to CDPCs, which is mostly in Non-Core, is detailed below:

	30 June 2010	31 December 2009
	£m	£m

Gross exposure to CDPCs	1,747	1,275
Credit valuation adjustment	(791)	(499)

Net exposure to CDPCs	956	776

CVA as a % of gross exposure	45%	39%

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

30 June 2010
AAA rated	1,128	1,115	13	9	4
AA rated	668	642	26	14	12
Sub-investment grade	20,051	18,655	1,396	586	810
Rating withdrawn	3,742	3,430	312	182	130

	25,589	23,842	1,747	791	956

31 December 2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The net income statement effect arising from CDPC exposures is shown below.

£m

Credit valuation adjustment at 1 January 2010	(499)
Credit valuation adjustment at 30 June 2010	(791)

Increase in credit valuation adjustment	(292)
Net credit relating to realisation, hedges, foreign exchange and other movements	204

Net debit to income statement (included in income from trading activities)	(88)

Key points
•
Exposure to CDPCs increased over the period, due to a combination of wider credit spreads of the referenced assets and an increase in the relative value of senior tranches compared to the underlying reference portfolios. The weakening of sterling against the US and Canadian dollar also contributed to the increase.

•	CVA increased both on a total and relative basis, reflecting the increased exposure and recent market events.

•
The Group has predominantly traded senior tranches with CDPCs. The average attachment and detachment points were 13% and 50% respectively at 30 June 2010 (31 December 2009 – 15% and 51% respectively), and the majority of the loans and bonds in the reference portfolios are investment grade.

•
Counterparty and credit RWAs relating to gross CDPC exposures increased from £7.5 billion to £8.8 billion during the period. Capital deductions at 30 June 2010 were £292 million (31 December 2009 - £347 million). Where the Group limits exposures to certain CDPCs with  hedges, these exposures are excluded from the RWA calculations and instead, capital deductions are taken.

CVA attributable to other counterparties
CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the average credit spreads and recovery levels of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the CVA. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

CVA attributable to other counterparties (continued)
Expected losses are applied to estimated potential future exposures which are, in general, modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group’s core counterparty risk systems. At 30 June 2010, the majority of the Group’s CVA held in relation to other counterparties arises on these vanilla products. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

CVA is held against exposures to all counterparties with the exception of the CDS protection that the Group has purchased from HM Treasury, as part of its participation in the Asset Protection Scheme, which is due to the unique features of this derivative.

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

£m

Credit valuation adjustment at 1 January 2010	(1,588)
Credit valuation adjustment at 30 June 2010	(1,916)

Increase in credit valuation adjustment	(328)
Net credit relating to realisation, hedges, foreign exchange and other movements	197

Net debit to income statement (included in income from trading activities)	(131)
Key points
•	The increase in CVA was primarily driven by widening credit spreads and rating downgrades of certain counterparties during the year.

•	The primary driver of the gain arising on hedges, foreign exchange and other movements is the widening of credit spreads.

Risk and capital management (continued)

Other risk exposures: Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs, and is called so, due to the high ratio of debt to equity (leverage) common in such transactions. A bank acting as a lead manager for a leveraged finance transaction will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants. The Group typically holds a portion of these loans as part of its long-term portfolio once primary syndication is completed (‘hold portfolio’). Most of the leveraged finance loans held as part of syndicated lending portfolio were reclassified from held-for-trading to loans and receivables with effect from 1 July 2008.

The table below details the Group’s global markets sponsor-led leveraged finance exposures, all in Non-Core, by industry and geography.  The gross exposure represents the total amount of leveraged finance committed by the Group.  The net exposure represents the balance sheet carrying value of drawn leveraged finance and the total undrawn amount.  The difference between the gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	30 June 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,044	1,592	849	531	4,016	1,781	1,656	1,081	605	5,123
Industrial	726	1,110	1,334	334	3,504	1,584	1,523	1,781	207	5,095
Retail	24	380	1,083	60	1,547	17	476	1,354	71	1,918
Other	235	1,301	1,022	231	2,789	244	1,527	1,168	191	3,130

	2,029	4,383	4,288	1,156	11,856	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (1)	928	1,430	845	428	3,631	1,502	1,532	1,045	590	4,669
Industrial	535	1,001	1,178	329	3,043	524	973	1,594	205	3,296
Retail	24	366	1,028	57	1,475	17	445	1,282	68	1,812
Other	233	1,232	1,013	232	2,710	244	1,461	1,147	191	3,043

	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	1,313	3,604	3,332	870	9,119	1,944	3,737	3,909	950	10,540
Undrawn	407	425	732	176	1,740	343	674	1,159	104	2,280

	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Notes:
(1)	Telecommunications, media and technology.
(2)	All of the above exposures are in Non-Core and are classified as LAR, except for £154 million (31 December 2009 - £143 million) that is classified as HFT.

Risk and capital management (continued)

Other risk exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures for the period ended 30 June 2010.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 January 2010	10,540	2,280	12,820
Transfers in (from credit trading business)	57	19	76
Sales and restructurings	(1,289)	(213)	(1,502)
Repayments and facility reductions	(224)	(283)	(507)
Funded deals	41	(41)	-
Changes in fair value	15	-	15
Accretion of interest	28	-	28
Recoveries net of impairments	70	-	70
Exchange and other movements	(119)	(22)	(141)

Balance at 30 June 2010	9,119	1,740	10,859

Key points
•	The Group’s exposure to leveraged finance has reduced as a result of sales and restructurings of £1.5 billion, repayments of £0.5 billion and facility reductions and exchange rate movements.

•	Credit impairments in the first half of 2010 were £274 million which were more than, offset by recoveries of £344 million, following debt restructuring by the Group.

•	Approximately 90% of the above exposures represent senior lending.

Not included in the table above are:
•
UK Corporate leveraged finance net exposures of £7.2 billion at 30 June 2010 (31 December 2009 - £7.1 billion) related to debt and banking facilities provided to UK mid-corporates. Of this £4.0 billion (31 December 2009 - £4.0 billion) relates specifically to debt transactions financing UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.  The balance was senior debt transactions to mid-corporate clients supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

•	Ulster Bank leveraged finance net exposure was £0.6 billion at 30 June 2010 and 31 December 2009.

Risk and capital management (continued)

Other risk exposures

Special purpose entities

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets, or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE), which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions.  As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	71,022	15,012	69,927	15,937
Credit card receivables	4,148	1,585	2,975	1,592
Other loans	34,097	986	36,448	1,010
Finance lease receivables	621	621	597	597

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the period both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management.  The total assets held by Group-sponsored conduits were £22.5 billion at 30 June 2010 (31 December 2009 - £27.4 billion).

Risk and capital management (continued)

Other risk exposures: Special purpose entities (continued)

The exposure to conduits which are consolidated by the Group is set out below.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total assets held by the conduits	18,645	3,841	22,486	23,409	3,957	27,366

Commercial paper issued	17,987	2,592	20,579	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	637	1,274	1,911	738	1,059	1,797
- undrawn	26,049	3,367	29,416	28,628	3,852	32,480
PWCE (1)	1,119	316	1,435	1,167	341	1,508

	27,805	4,957	32,762	30,533	5,252	35,785

Maximum exposure to loss (2)	26,686	4,641	31,327	29,365	4,911	34,276

Notes:
(1)	Programme-wide credit enhancement.
(2)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Multi-seller conduits accounted for 43% of the total liquidity and credit enhancements committed by the Group at 30 June 2010 and 31 December 2009.  The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Key points
•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 30 June 2010 totalled approximately £24.3 billion (31 December 2009 - £25.0 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £24.5 billion (31 December - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•	In the first half of the year a broader range of money market investors returned to the ABCP market, including corporate and municipal funds.

•	The average maturity of ABCP issued by the Group’s conduits at 30 June 2010 was 62.7 days (31 December 2009 – 58.4 days).

Risk and capital management (continued)

Other risk exposures

Own-asset conduits

The Group’s own-asset conduit programmes have been established to diversify the Group’s funding sources. The conduits allow the Group to access central government funding schemes and the external ABCP market.

Key points
•
The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group’s maximum exposure to loss on these two conduits was £6.9 billion at 30 June 2010 (31 December 2009 - £9.1 billion), with £4.2 billion of ABCP outstanding at that date (31 December 2009 - £7.7 billion).

•
Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (31 December 2009 - £25.1 billion) to access the Bank of England’s open market operations for contingent funding purposes. This conduit had no commercial paper outstanding at 30 June 2010 or 31 December 2009 and is therefore not included in the table above.

Third-party conduits
The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards.  The Group’s exposure from third-party conduits is analysed below.

	30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	234	129	363	223	120	343
- undrawn	2	38	40	206	38	244

	236	167	403	429	158	587

Maximum exposure to loss (1)	236	167	403	429	158	587

Note:
(1)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Additional information

Other information	30 June 2010		31 December 2009		30 June 2009

Ordinary share price	£0.4143		£0.292		£0.3864

Number of ordinary shares in issue	57,968	m	56,366	m	56,366	m

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	24,000		25,500		26,900
UK Corporate	12,600		12,300		12,700
Wealth	5,000		4,600		5,000
Global Banking & Markets	17,700		16,800		17,200
Global Transaction Services	3,600		3,500		3,600
Ulster Bank	4,300		4,500		5,200
US Retail & Commercial	15,700		15,500		15,100
RBS Insurance	14,500		13,900		14,500
Group Centre	4,700		4,200		4,300

Core	102,100		100,800		104,500
Non-Core	11,300		15,100		15,100

	113,400		115,900		119,600
Business services	43,300		44,200		46,000
Integration	300		500		700
RFS Holdings minority interest	-		300		600

Group total	157,000		160,900		166,900

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies. The report of the auditors on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.4947, being the Noon Buying Rate on 30 June 2010.

Summary consolidated income statement

	First half 2010		First half
			2009
	$m	£m	£m

Net interest income	10,789	7,218	6,849
Non-interest income	16,056	10,742	12,172

Total income	26,845	17,960	19,021
Operating expenses	(13,706)	(9,170)	(9,960)

Profit before other operating charges and impairment losses	13,139	8,790	9,061
Insurance net claims	(3,676)	(2,459)	(1,891)
Impairment losses	(7,716)	(5,162)	(7,521)

Operating (loss)/profit before tax	1,747	1,169	(351)
Tax	(1,393)	(932)	456

Profit/(loss) from continuing operations	354	237	105
(lLoss)/profit from discontinued operations	(1,055)	(706)	30

(Loss)/profit for the period	(701)	(469)	135

Profit attributable to:
Minority interests	(900)	(602)	631
Preference dividends	185	124	546
Ordinary shareholders	14	9	(1,042)

	(701)	(469)	135

Summary consolidated balance sheet

	30 June 2010	30 June 2010	31 December 2009
	$m	£m	£m

Loans and advances	1,017,776	680,923	820,146
Debt securities and equity shares	379,035	253,586	286,782
Derivatives and settlement balances	812,502	543,589	453,487
Other assets	155,382	103,955	136,071

Total assets	2,364,695	1,582,053	1,696,486

Owners’ equity	114,796	76,802	77,736
Minority interests	3,725	2,492	16,895
Subordinated liabilities	41,139	27,523	37,652
Deposits	945,278	632,420	756,346
Derivatives, settlement balances and short positions	854,505	571,690	475,017
Other liabilities	405,252	271,126	332,840

Total liabilities and equity	2,364,695	1,582,053	1,696,486

Additional information (continued)

Selected financial data (continued)

	First half	First half
	2010	2009

Basic earnings/(loss) per ordinary and B share from continuing operations – pence	0.6	(1.7)
Diluted earnings/(loss) per ordinary and B share from continuing operations - pence	0.5	(1.7)
Share price per ordinary share at period end - £	0.4143	0.3864
Market capitalisation at period end - £ billion (1)	45.1	21.8
Net asset value per ordinary share - £	0.66	0.85
Return on average total assets - %	-	(0.10)
Return on average ordinary shareholders' equity - %	-	(5.0)
Average shareholders' equity as a percentage of average total assets - %	4.3	2.6
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.22	0.90
- excluding interest on deposits	2.86	0.42
Ratio of earnings to fixed charges only
- including interest on deposits	1.26	0.96
- excluding interest on deposits	3.66	0.65

Note:
(1)	Market capitalisation is calculated based on the number of outstanding Ordinary and B shares multiplied by the share price.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant September 8, 2010

Appendix 1

The Asset Protection Scheme

Appendix 1  The Asset Protection Scheme

Covered assets: roll forward to 30 June 2010

The table below details the movement in covered assets in the six months to 30 June 2010.

Covered amount
£bn

Covered assets at 31 December 2009	230.5
Disposals	(3.2)
Maturities, amortisation and repayments	(13.1)
Re-classified assets	3.1
Withdrawn assets	(2.9)
Effect of foreign currency movements and other adjustments	1.1

Covered assets at 30 June 2010	215.5

Note:
(1)
The Asset Protection Agency (APA) and the Group have now reached agreement in principle on all major eligibility issues.  During the period, the Group initiated the withdrawal of £2.9 billion of derivative assets and these withdrawals have been agreed in principle with the APA.  The eligibility issues and withdrawals remain subject to final legal documentation which is expected to be complete in Q3 2010.

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals and early repayments.

•
The APA and the Group have reached agreement over the classification of some structured credit assets which has resulted in adjustments to the covered amount, without affecting the underlying risk protection.

•	The strengthening of the US Dollar against Sterling more than offset the weakening of the Euro, leading to an increase in covered assets.

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Appendix 1  The Asset Protection Scheme

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets:

	30 June 2010	31 December 2009
	£m	£m

Loans and advances	16,702	14,240
Debt securities	13,980	7,816
Derivatives	1,828	6,834

	32,510	28,890

By division:
UK Retail	2,765	2,431
UK Corporate	927	1,007
Global Banking & Markets	1,528	1,628
Ulster Bank	730	486
Non-Core	26,560	23,338

	32,510	28,890

Key points
•	Impairments in Non-Core accounted for the majority of the increase of £3,620 million in credit impairments and write-downs since the start of the year and of £1,977 million since 31 March 2010.

•
The APA and the Group have reached agreement over the classification of some structured credit assets which has resulted in adjustments to credit impairments and write downs mainly between debt securities and derivatives.

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Appendix 1  The Asset Protection Scheme

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to page 129 of the Group’s 2009 Form 20-F – Business review – Asset Protection Scheme.

The table below summarises the total triggered amount and related cash recoveries by division at 30 June 2010.

	30 June 2010			31 December 2009
	Triggered amount	Cash recoveries to date	Net triggered amount	Net triggered amount
	£m	£m	£m	£m

UK Retail	3,503	232	3,271	3,211
UK Corporate	3,431	777	2,654	2,966
Global Banking & Markets	2,579	289	2,290	1,640
Ulster Bank	917	78	839	657
Non-Core	26,590	1,792	24,798	18,128

	37,020	3,168	33,852	26,602

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset.  Given the grace period before assets trigger, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

(2)	Whilst the APA has agreed in principle to the withdrawal of £2.9 billion of derivative assets, it has not yet determined the amount that may be recognised in the computation of the first loss.
(3)
Following agreement over the classification of some structured credit assets, the APA and the Group are in discussion regarding possible changes to the trigger criteria in respect of these assets; this may result in earlier recognition of a triggered asset.

Key points
•
The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets.  On this basis, the expected loss on triggered assets at 30 June 2010 is approximately £20 billion (31 December 2009 - £15 billion), or 33% of the £60 billion first loss threshold under the APS.

•	Triggered amounts (before cash recoveries to date) moved from £28,267 million at 31 December 2009 to £33,172 million at 31 March 2010 and £37,020 million at 30 June 2010.

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Appendix 1  The Asset Protection Scheme

Risk weighted assets

The table below analyses the divisional risk-weighted assets covered by APS.

	30 June 2010	31 December 2009
	£bn	£bn

UK Retail	13.5	16.3
UK Corporate	25.7	31.0
Global Banking & Markets	15.5	19.9
Ulster Bank	8.3	8.9
Non-Core	60.4	51.5

Group before APS benefit	123.4	127.6

Key point
•
The decrease in RWAs for assets covered by APS results from run off of the portfolio, disposals, early repayments and withdrawals partially offset by the impact of RBS NV’s transition to the advanced Basel II capital treatment.

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Appendix 2

Businesses outlined for disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the sale of RBS Insurance, Global Merchant Services (GMS) and its interest in RBS Sempra Commodities. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (termed below ‘UK branch-based businesses’).

RBS Sempra Commodities was transferred to the Non-Core division from GBM in December 2009. On 1 July 2010 the Group completed the sale of RBS Sempra Commodities’ metals, oil and European energy business lines to J.P.Morgan for a total cash consideration of $1.6 billion. An active sales process is under way for RBS Sempra Commodities’ remaining North American Power and Gas and Sempra Energy Solutions business lines, in conjunction with Sempra Energy, RBS’s partner in the joint venture.

On 4 August 2010 the Group announced that it had agreed to sell 318 branches and associated assets and liabilities to Santander UK for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland-branded branches in England and Wales; seven NatWest-branded branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. The separation and transfer process will take 12-18 months and the transaction is currently expected to be completed by December 2011.

On 6 August 2010 the Group announced that it had agreed to sell a controlling 80.01% interest in GMS to a consortium of Advent International and Bain Capital for a price based on an enterprise value of up to £2.025 billion, subject to regulatory and other conditions. At the request of the buyer, the Group will hold a minority stake in the new GMS group of 19.99%. As part of the agreement, RBS will continue to promote and refer the GMS product suite as a valuable part of its offering to customers.

RBS Insurance is being prepared for disposal by way of a trade sale or public flotation targeted for 2012. It will continue to be managed and reported as a separate division for the foreseeable future.

RBS appointed a Monitoring Trustee approved by the European Commission in May 2010 who will oversee compliance with EC restructuring requirements and behavioural conditions.

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Appendix 2 Businesses outlined for disposal

The table below shows the estimated Total income and Operating profit of RBS Insurance, Global Merchant Services, RBS Sempra Commodities and the UK branch-based businesses.

	Total income			Operating (loss)/profit before impairments			Operating (loss)/profit
	First half 2010	Full year 2009		First half 2010	Full year 2009		First half 2010	Full year 2009
Businesses outlined for disposal	£m	£m		£m	£m		£m	£m

RBS Insurance (1)	2,079	4,460		(253)	66		(253)	58
Global Merchant Services (2)	261	527		127	266		117	249
RBS Sempra Commodities (3)
- Sold to J.P. Morgan (4)	73	489		-	49		-	49
- To be sold	187	257		(2)	3		(2)	3
UK branch-based businesses (5)	455	925	*	217	451	*	57	(55	)*

Total	3,055	6,658	*	89	835	*	(81)	304	*

* The data have been restated from the FY2009 Company Announcement following finalisation of the business scope.

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs			Total assets			Capital
	30 June 2010	31 December 2009		30 June 2010	31 December 2009		30 June 2010	31 December 2009
Businesses outlined for disposal	£bn	£bn		£bn	£bn		£bn	£bn

RBS Insurance (1)	n/m	n/m		12.1	11.8		4.0	4.1
Global Merchant Services (2)	1.5	1.8	*	1.8	1.7	*	0.4	0.4	*
RBS Sempra Commodities (3)
- Sold to J.P. Morgan (4)	4.3	5.1		7.4	8.9		0.4	0.4
- To be sold	5.8	5.1		5.3	5.3		0.7	0.6
UK branch-based businesses (5)	14.2	15.2	*	21.3	21.5	*	1.2	1.3	*

Total	25.8	27.2	*	47.9	49.2	*	6.7	6.8	*

* The data have been restated from the FY2009 Company Announcement following finalisation of the business scope.

Notes:
(1)
As reported in the Interim Results for the half year ended 30 June 2010 and the Annual Results for the year ended 31 December 2009 and excluding non-core business. Estimated capital includes approximately £1.0 billion of goodwill.

(2)
Global Merchant Services business units are reported within the Global Transaction Services, Ulster Bank and Non-Core divisions. Capital is the amount to be transferred with the business under the terms of the sale agreement.

(3)
The figures shown, other than total income, are net of the minority interest attributable to Sempra for the half year ended 30 June 2010 and for the full year ended 31 December 2009.  Estimated capital is based on the Group’s cost of its 51% interest.

(4)	The sale to J.P. Morgan of the Oil, Metals and European Gas & Power businesses of RBS Sempra Commodities completed on 1 July 2010.
(5)	Estimated notional equity based upon 8.5% of RWAs.

2